82 - 5798

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-13/27 date 09.02.2007 pages incl. cover

RECEIVED 2007 FEB 15 P 12:

07021123

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Quarterly report of the Issuer for the 3rd quarter of 2006
2. Outlook of financial and economic results of 2007.

Sincerely,

General Director S.V. Pridantsev

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

82-5798

CENTERTELECOM

Company news

CenterTelecom: forecast of financial and economic results for 2007

Moscow, January 25, 2007. On January 23 of this year the Board of Directors of OJSC «CenterTelecom» approved the Company's budget for 2007. Pursuant to the approved financial and economic plan, earnings from ordinary activities according to the results of the year are expected to make 30 539 million rubles, expenditures on ordinary activities will amount to 23 067 million rubles. In 2007 EBITDA is expected to be 11 082 million rubles, while the investment program volume will reach 5 512 million rubles. Forecast for net profit in 2007 is 2 599 million rubles. The Company plans to use 1 800 million rubles for repayment of the external debt.

The key indexes of the OJSC «CenterTelecom» efficiency in 2007:

- EBITDA margin- 36.3%
- Net debt/EBITDA ratio- 2.2
- CAPEX/EBITDA ratio - 0.5

In 2007 OJSC «CenterTelecom» plans to continue its work on solution of priority tasks set before the Company. Including the further amplitudinous development of DOMOLINK project (in 2007 the number of users of broadband Internet access via ADSL is to exceed 250 thousand subscribers), further staff number optimization and reduction of the Company's external debt.

It is expected that in 2007 the growth of the revenue side of the budget of OJSC «CenterTelecom» first of all will be affected by the increase of revenues from Internet access and data transmission services by 40% comparing with the expected result of 2006 and the growth of revenues from local and intraareal communication services due to rise of outgoing traffic of the mobile operators' network and increase of tariffs for provision of local telephone connection (at the average in the Company by 10.3%).

According to the approved budget, the growth rates of expenditures will make 8.6%, which doesn't exceed the growth rates of the Company's revenues in 2007 (9.7%). As a result of the policy conducted by the Management of OJSC «CenterTelecom» aimed at tightening of control over expenditures, the Company's expenditures dynamics in 2007 will be mostly affected by increase of allocations to the long-distance communication operators stemmed from the new rules of interaction for the participants of the Russian telecommunication market, which came into force in the previous year, and rise in the Company's depreciation charges.

As to Deputy General Director - Financial Director of OJSC «CenterTelecom» Alexander Lutsky, implementation of the Company's budget in 2007 will require significant efforts on the part of all divisions of CenterTelecom. «Today we have ambitious tasks set before us in the sphere of telecommunication services development as well as increase of operating efficiency. Strengthening of CenterTelecom's positions on new services market of the CFD and enhancement of the Company's economic situation will allow not only provide high quality of infocommunication services for residents of central regions of Russia, but will also improve the Company's investment attractiveness and become the prove of the effective activities of the Management of OJSC «CenterTelecom», - he said.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone

communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

82 - 5798

QUARTERLY REPORT

Open Joint-Stock Company

"Central Telecommunication Company"

Code of the Issuer:	0	0	1	9	4	–	A

for the III quarter of 2006

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities

Acting General Director of OJSC «CenterTelecom» According to the Order of OJSC «CenterTelecom» General Director №273/к dated 07.11.2006	(signature)	***A.I. Kirillov***
Date « 14 » November 2006		
Chief Accountant of OJSC «CenterTelecom»	(signature)	***A.D. Kartashov***
Date «14 » November 2006	Seal	

Contact person:	***Deputy Director of Securities and Corporate Governance Department Ms Natalya A. Sudareva***
Telephon:	+7 (495) 793-23-42
Fax:	*+7 (495) 793-24-38*
E-mail address:	*ocb@centertelecom.ru*

The information disclosed in this quarterly report is posted at: *www.centertelecom.ru*

Table of contents

Introduction

Full registered name of the Issuer.
Открытое акционерное общество "Центральная телекоммуникационная компания" (in Russian)
Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer:
ОАО "ЦентрТелеком" (in Russian)
JSC CenterTelecom

Domicile of the Issuer:
23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address:
6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

Tel.: (495) 650-34-34 **Fax:** (495) 650-30-07
E-mail: info@centertelecom.ru
Website where the full text of the Issuer's quarterly report is posted at: http://www.centertelecom.ru

Overview of the outstanding (placed) securities:

Shares issued by the Issuer

Type of the securities: ***shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 shares.***

Type of the securities: ***shares***
Type: ***preference Class A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***525 992 822 shares.***

Overview of the bonds issued by the Issuer

Category of securities: ***bonds***
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11 397.***

Category of securities: ***bonds***
Series: ***2-K***
Type: ***interest-bearing***

Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260.***

Category of securities: ***bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5 396.***

Category of securities: ***bonds***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70.***

Category of securities: ***bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50.***

Category of securities: ***bonds***
Series: ***10-K***
Type: ***interest-bearing***

Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200.***

Category of securities: ***bonds***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 6 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***349.***

Category of securities: ***bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 4 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68.***

Category of securities: ***bonds***
Series: ***04***
Class: ***interest-bearing***
Form of the securities: ***documentary***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
Nominal value of one bond: ***RUR 1 000 roubles***
Quantity of the actually placed securities according to the registered report on the issue results: ***5 622 595.***

Category of securities: ***bonds***
Series: ***05***
Class: ***interest-bearing***
Form of the securities: ***documentary***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 05 bearer bonds to be centrally kept with a custodian***
Nominal value of one bond: ***RUR 1 000 roubles***
Quantity of the actually placed securities according to the registered report on the issue results: ***3 000 000.***

Other information:

Type, category and series of securities: **interest-bearing certified non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage**
Number of placed bonds of the issue: ***3 000 000 pieces.***
Face value of each security of the issue: ***1 000 rubles.***
Placement mode: ***public subscription***
Period of bonds placement:
Start date: ***05.09.2006***
End date: ***05.09.2006***
Placement price of the securities or procedure to determine it: ***placement price of one bond equaled***

the par value and made 1000 (One thousand) rubles.

Entity, which provides fulfillment of obligations on the Bonds:

Full corporate name: ***«Center Finance» Limited Liability Company***

Short corporate name: ***«Center Finance» LLC***

Location of guarantor: ***22a Novotorzhskaya Str., Tver, 170100, Russian Federation***

Date of the guarantor state registration: ***17.04.2006***

Main state registration number: ***1066950038000***

Terms and conditions of security:

Type of security (mode of provided security): ***Guarantee***

Amount of security (rubles): ***3 000 000 000 (Three billion) rubles and total coupon yield on 3000 000 (Three million) Bonds.***

Terms and conditions of security and procedure for execution of bond holders' rights on provided security:

OFFER

on provision of security in the form of guarantee for the Bonds issuing

Tver *«19» April 2006*

1. Terms and definitions.

1.1. "Offer" is this current Offer.

1.2. "Company" – «CenterFinance» Limited Liability Company

1.3. "Bonds" are interest-bearing documentary non-convertible series 05 bearer bonds 3 000 000 (Three million) pieces in number with par value 1 000 (One thousand) rubles each, issued by the Issuer in compliance with the Issue Documents.

1.4. "Issue Documents" are the Decision to Issue Securities, Prospectus and Bonds Certificate.

1.5. "Issuer" is Open Joint-Stock Company «Central Telecommunication Company».

1.6. "Federal service"is the Federal Service for Financial Markets (FSFM of Russia).

1.7. "Event of Obligations Non-fulfillment" is the event described in item 3.1. of the Offer.

1.8. "Obligations of the Issuer" are obligations of the Issuer to the Bonds holders determined in item 3.1.of the Offer.

1.9. "Limit Sum" – 3 000 000 000 (Three billion) rubles and the amount which makes the total coupon yield on 3 000 000 (Three million) Bonds.

1.10. "Term for the Issuer's Obligations Fulfillment" is any term from those identified in item 3.1. of the Offerв.

1.11. "Volume of Non-fulfilled Obligations" is a volume, at which the Issuer will not fulfill the Obligations of the Issuer.

1.12. "Requests for Obligations Fulfillment"are requests of a Bonds holder to the Company corresponding to terms and conditions of item 3.3. of the Offer.

1.13. "NDC" is Non-Commercial Partnership "National Depositary Center" conducting functions of the Bonds depositary.

2. Subject and nature of the Offer. Terms and conditions of its acceptance.

2.1. . By this Offer the Issuer suggests any holder of the Bonds having intention to buy the Bonds to conclude the contract with the Company on provision by the Company of security in the form of guarantee for the Bonds issuing pursuant to the legislation, Charter of the Company and terms and conditions of the Offer.

2.2. Offer is public and expresses the will of the Issuer to conclude the contract of guarantee under the conditions identified in the Offerwith any Bonds purchaser.

2.3. The Offer is irrevocable, i.e. cannot be withdrawn within the period set for the Offer acceptance.

2.4. All terms and conditions of the Offer should be included in full measure in the Issue Documents. The Offer is considered to be received by the addressee, when the Issuer provides all potential Bonds purchasers with opportunity to access the information about the Bonds Issue, which is contained in theIssue documents and should be disclosed in accordance with the Federal Law "About Securities Market"and statutory acts of the Federal service.

The Offer may be accepted by acquisition of one or several Bonds in accordance with the procedure, under conditions and in termsdetermined by the Issue Documents. Bonds acquisition means

conclusion of contract of guarantee between Bonds purchaser and the Company, under which the Company undertakes obligations to the Bonds purchasers to be responsible for fulfillment of the obligations towards the Bonds purchasers by the Issuer under conditions indicated in the Offer. With the lapse of rights on the Bond its purchaser (new owner) receives rights under the mentioned contract of guaranteein in the same scope and under the same terms and conditions, which are applicable at the moment of the lapse of rights on the Bond.

3. Obligations of the Company. Procedure and conditions for their fulfillment.
3.1. The Company undertakes responsibility for fulfillment by the Issuer of its obligations on payment of all parts of the Bonds par value, coupon yield on the Bonds to the Bond under the following conditions:
The limit of the Company's responsibility on the Issuer's Obligations is constrained by the Limit Sum.
The responsibility of the Company on the Issuer's Obligations is joint.
The Company undertakes obligations to fulfill the Issuer's Obligations instead of the Issuer in the part, when the Issuer didn't fulfill and/or failed to fulfill in full measure the Issuer's Obligations, in the following events:
The Issuer didn't pay or failed to pay in full measure the corresponding part of the nominal value of the Bonds to the Bond holders in the amount, in terms and according to the procedure identified in the Issue Documents;
The Issuer didn't pay or failed to pay in full measure coupon yield on the Bonds to the Bond holders in the amounts and in the terms identified in the Issue Documents.
According to the terms and conditions of the Offer, the Company undertakes obligations to fulfill the Issuer's Obligations non-fulfilled by the Issuer in the Volume of Non-fulfilled Obligations and within the limits of the Limit Sum. The Volume of Non-fulfilled Obligations is to be determined by the Company in accordance with the received from the Bond holders Requests for Obligations Fulfillment issued in correspondence with item 3.3. of the Offer.
3.3. Request for Obligations Fulfillment should correspond to the following conditions:
3.3.1. Request for Obligations Fulfillment should be submitted to the Company in written form and signed by a Bond holder (his authorized person);
3.3.2. Request for Obligations Fulfillment should contain: surname, name, patronymic name or full name of a Bond holder, its TIN, tax status, location, bank details, volume of Non-fulfilled Obligations in respect of the Bond holder sending this Request for Obligations Fulfillment, number of Bonds, in respect of which the obligation wasn't fulfilled;
3.3.3. Request for Obligations Fulfillment should contain information that the Issuer hasn't paid or has paid to a Bond holder but not in full measure in terms, specified in the Issue Documents:
- the corresponding part of the nominal value while redeeming the Bonds; and/or
- the coupon yield in the form of interest of the corresponding part of the Bonds nominal value;
3.3.4. Request for Obligations Fulfillment should be filed to the Company not later than 90 days from the date of coming of the corresponding Term for the Issuer's Obligations Fulfillment in respect of the Bond holder sending this Request for Obligations Fulfillment. At the same time, the date of the Request filing is the date of the date of the Request receipt by the Company;
3.3.5. Request for Obligations Fulfillment should be adjoined by the statement of securities account in NDC proving the rights of the Bond holder on its Bonds or statement about the depositaries, which are the depositors in respect of NDC, as of the Date of compilation of the Bond holders list by NDC for payment of coupon yield/redemption of the Bonds which is to be determined in correspondence with the conditions of the Issue Documents. In case of the request filing in connection with the Issuer's non-fulfillment/failure to fulfill the obligations on redemption of the last part of the Bonds nominal value, it also should be adjoined by the copy of the NDC report, certified by depositary, about transfer of the Bonds in section of the securities account, designated for blocking of securities on their redemption;
3.3.6.Request for Obligations Fulfillment and the documents attached to it should be sent to the Company by registered letter, messenger or express mail.
3.4. The Company considers the Request for Obligations Fulfillment within 14 (Fourteen) days from the end date of the period in 90 (Ninety) days set by item 3.3.4.of the Offer. At the same time the Company has right to raise against the Request for Obligations Fulfillment any objections, which could be set forth by the Issuer, and it doesn't loose this right to object even if the Issuer gave them up or acknowledge its debt.

3.5. Requests for Obligations Fulfillment filed to the Company later than 90 (Ninety) days from the commencement date of the corresponding Term for the Issuer's Obligations Fulfillment in respect of the Bonds holders, who have sent this Request for Obligations Fulfillment are not considered.

If the decision to satisfy the Request for Obligations is made by the Company, the Company should notify a Bond holder about it and within 30 (Thirty) days from the expiration date of the Request for Obligations Fulfillment consideration (item 3.4. of the Offer) it should make payment in correspondence with the terms and conditions of the Offer to the bank account of the Bond holder,whos bank details are specified in the Request for Obligations Fulfillment.

If the Company makes decision to refuse satisfaction of the Request for Obligations Fulfillment submitted in connection with the Issuer's non-fulfillment/undue fulfillment of the obligations on payment of the last part of the Bonds nominal value, the Company should send to NDC the information about the refusal to satisfy this Request for Obligations Fulfillment (including corporate name, full name of the owner, number of Bonds, name of the Depositary, where the owner has securities account).

4. Term of validity of guarantee

Stipulated by the Offer guarantee of the Company comes into force from the moment of conclusion of guarantee contract between a Bonds purchaser and the Company in correspondence with the item 2.5. of the Offer.

4.2. The guarantee of the Company stipulated by the Offer expires:

Upon expiration of 90 (Ninety) days from the commencement date of the Term for the Issuer's Obligations Fulfillment, if within this period the Bonds holder won't submit the Request for Obligations Fulfillment in accordance with the procedure provided in the Offer;

4.2.2. By the Company's due execution of its obligations to the Bonds holders that submitted their Requests for Obligations Fulfillment in terms and according to the procedure specified in the Offer.

4.2.3. In case of change in the term of the Issuer's Obligations term, extension of such term,any prolongation of the Issuer's Obligations or any restructuring of them in any form and in case of any other change of the Issuer's Obligations resulting in increase of responsibility or any other unfavorable consequences for the Company made without sanction of the last-mentioned;

4.2.4. Upon any other grounds determined by the applicable legislation of the Russian Federation.

5. Other terms and conditions.

5.1. All issues related to the relationship between the Company and the Bonds holders regarding the Bonds and undetermined by the Offer, are regulated by the Issue Documents and the currentu RF legislation, understood and interpreted according to them.

5.2. In case of nonfulfillment or improper execution of its obligations on the Offer, the Company and the Bonds holders bear responsibility pursuant to the current legislation.

5.3. The Company doesn't bear responsibility to the Issuer's creditors for obligations of other individuals that provided guarantee instead of the Issuer for the Bonds issuing,even if such individuals gave this guarantee jointly with the Company.

5.4. Disputes connected with the Offer are the subject to consideration judicially in correspondence with the applicable legislation.

5.5.This Offer is compiled in 2 (two) original copiesto be kept at the location of the Company and the Issuer.

6. Address and bank details of the Company.

Legal address:	*22a Novotorzhskaya Str., Tver, 170100, Russian Federation*
TIN	*6950005689*
Settlement account	*40702810500110001329*
Name of the bank	*FCJSC «GAZENERGOPROMBANK» in Tver*
Correspondent account	*30101810300000000794*

Signatures:

General Director of «CenterFinance» LLC *|Bakhmutov O. V./*

Chief Accountant
«CenterFinance» LLC /*Kapranova I. V./*

Seal

Procedure for notification about changes in the terms and conditions of provision of the obligations execution on the collaterized Bonds (reorganization, liquidation or bankruptcy of the entity that provided collateral, other):

In case of changes in information about the entity that provided collateral on the Bonds of the issue,and in case of chages in terms and conditions ща provision of the obligations execution on the Bonds due to the reasonsindependent of the Issuer or holders of the colatarized Bonds, including in connection with reorganization, liquidation or bankruptsy of the entity that provided collateral, the Issuer publishes information about it within the following terms from the date of the event commencement:

- in the news -within 5 (five) days;

- at the web-site: http://www.centertelecom.ru – after publishing of information in the news.

In case of the Issuer's non-fulfillment or improper fulfillment of the obligations on the Bonds related to payment (redemption) of the corresponding part of the nominal value of the Bonds and/or payment of coupon yieild on the Bonds, Guarantor and the Issuer bear joint responsibility.

Contract of guarantee, which provides execution of obligations on the Bonds, is considered to be concluded from the moment when their first holder obtains rights on the Bonds, at the same time the written form of the contract of guarantee is considered to be observed.

Collaterized Bond provides its holder with all rights araising from such collateral.

With the lapse of rights on the collaterized Bond, new holder (purchaser) obtains all rights resulting from such collateral.

Transfer of the right arisen from provided collateral without transfer of the rights on the Bond is invalid.

In case if it is impossible for holders of the Bonds collaterized by guarantee to receive satisfaction of requests on the Bonds owned by them submitted to the Issuer and/or Guarantor, the Bonds holders have right to go to the court or arbitration court with suit against the Issuer and/or Guarantor.

Terms and conditions of conversion: ***mentioned bonds are not convertible.***

Report on the results of interest-bearing certified non-convertible series 05 bearer bonds with obligatory centralized storage issue was registered by the Federal Service for Financial Markets on October 17, 2006.

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate

from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer
The Board Chairman
Mr. Alexander N. Kiselev, born in 1962
Members of the Board of Directors:
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Nikolai B. Arutyunov, born in 1964
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Valery V. Degtyarev, born in 1957
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Dmitry A. Milovantsev, born in 1971
Mrs. Oksana V. Petrova, born in 1973
Mr. Victor D. Savchenko, born in 1960
Mrs.Elena P. Selvich, born in 1968
Mr. Valery N. Yashin, born in 1941

The sole person executive body of the Issuer –General Director
Mr. Sergey V. Pridantsev, born in 1967

Collective executive body – the Management Board of the Issuer
According to the Decision of the Board of Directors dated July 28, 2006 (Minutes № 3 dated July 31, 2006) the new Management Board of OJSC «CenterTelecom» was formed consisting of the following persons:
Chairman:
Mr. Sergey V. Pridantsev, born in 1967
Members of the Management Board:
Mr. Pavel V. Antyushin, born in 1977
Mr. Mikhail V. Batmanov, born in 1978
Mr. Yury A. Bilibin, born in 1971.
Mr. Alexander P. Gribov, born in 1972
Mr. Dmitry V. Karmanov, born in 1975
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971.

1.2. Information on bank accounts of the Issuer

List of OJSC CenterTelecom bank accounts as of the end of the reporting period:

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/budgetary)
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	8 Tverskaya-Yamskaya Str., Moscow, 125047	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom» /General Directorate	«Petrocommerts» Bank(Open Joint-Stock company)	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	7707284568	40702810200000002626	044525352	30101810700000000352	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810200090020287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company ALFA-BANK	OAO ALFA-BANK	27 Kalanchevskaya Street, Moscow, 107078, Russia	OAO ALFA-BANK	12 Krasnaya Presnya Street, building 1, Moscow, 123242, Russia	7728168971	40702810201400000637	044525593	30101810200000000593	settlement
OJSC «CenterTelecom»/ General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	25 Nikolskaya Str., Mosocw, 109012	7702000406	40702810200510000613	044525219	30101810500000000219	settlement

OJSC «CenterTelecom»/ General Directorate	Branch № 7701 Vneshtorgbank Retail services (Closed Joint-Stock Company)	Branch № 7701 Vneshtorgbank Retail services	5 Dolgorukovskaya Street, Moscow, 127006	Branch № 7701 Vneshtorgbank Retail services	14/7 Sukharevskaya Square, Moscow, 107045	7710353606	40702810400010017541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom»/ General Directorate	Branch № 7701 Vneshtorgbank Retail services (Closed Joint-Stock Company)	Branch № 7701 Vneshtorgbank Retail services	5 Dolgorukovskaya Street, Moscow, 127006	Branch № 7701 Vneshtorgbank Retail services	14/7 Sukharevskaya Square, Moscow, 107045	7710353606	40702810300010007541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom»/ General Directorate	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700000001183	044525848	30101810900000000848	settlement

1.3. Auditor of the Company

Full corporate name of the auditor:
Limited Liability Company Ernst&Young
Abbreviated name: ***Ernst&Young Ernst&Young***
Location: *77* ***Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: *7 (495) 755 9700* Fax: *7 (495) 755 9701*
e-mail: ***moscow@ru.ey.com***
The auditor license:
License No: ***E002138***
Date of issue: **September** ***30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***

Financial year (years), for which the auditor conducted independent audit of accounting and financial statements of the Issuer:

Audit company «Ernst&Young» LLC conducted audit of the Russian accounting statements for 2005 and financial statements for 2005 according to the IAS.

Factors, which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

- The auditor (officers of the auditor) has interest in the charter (contributed) capital (unit fund) of the issuer: *no such interest.*
- provision of loans to the auditor (officers of the auditor) by the issuer: *no loans were granted.*
- close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer: *no such relations.*
- information about the issuer's officers who are at the same time the officers of the auditor (or auditor): *there are no such persons.*

Selection of the auditor:

tender procedure related to the auditor selection and its main terms and conditions: *no tender procedures.*

the procedure of auditor recommendation for adoption by the shareholders (participants) meeting, including governing body which makes the decision:

Candidature of auditor is considered by the Audit Committee of the Company's Board of Directors and recommended for approval by the Board of Directors at the General Shareholders Meeting.

Auditor is approved annually by the Company's General Shareholders Meeting by majority of the votes of the shareholders – holders of the Company's voting shares taking part in the meeting. Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors.

Information about the activities conducted by the auditor in the framework of special auditor assignments: *no such activities were conducted.*

The procedure of the auditor's compensation package determination: *Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors. Cost of the services provided by the audit company is determined in the agreement.*

Information about deferred and overdue payments for provided audit services:

In Q4 2005 there was an agreement concluded with the audit company «Ernst&Young» LLC (Agreement №1& C/2005-276/6121/05-DO dated 10.10.05) for an audit of the Russian accounting

statements for 2005 and financial statements for 2005 according to the IAS. The debt of the Company to the audit company on this agreement as of 30.09.06 amounted to 44 thousand rubles. The debt is not overdue.

In April, 2006 there was an agreement concluded with the audit company «Ernst&Young» LLC (Agreement №1&C/2006-6693/06-ДО dated 25.04.06) on conduction of certain procedures and provision of consent to include its report on the Russian Accounting Statements for 2003, 2004 and 2005 in the Prospectus. The debt of the audit company to the Company on this agreement as of June 30, 2006 amounts to 835 thousand rubles. The debt is not overdue.

1.4. Appraiser of the Issuer

In Q3 2006:

- for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed): ***No appraiser was engaged;***
- for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed: ***No appraiser was engaged;***
- for determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted: ***No appraiser was engaged;***
- for provision of other services related to issuing securities, information on which is provided in the quarterly report: ***No appraiser was engaged.***

Information about the appraiser of the issuer, which is a joint-stock investment fund: ***the issuer isn't a joint-stock investment fund***

1.5. Consultants of the issuer

Full corporate name of financial consultant in the securities market: ***Closed Joint-Stock Company «Investment company AVK»***

Short corporate name of financial consultant in the securities market: ***CJSC «IC AVK»***

Domicile of financial consultant in the securities market: ***1 pavilion Uritskogo, Pushkino, Saint-Petersburg, Russia***

Tel.: ***7 (812) 230-77-33***

Fax: ***7 (812) 237-06-50***

Web site address, where the financial consultant discloses information about the Issuer: ***http://www.avk.ru/***

E-mail: ***postmaster@avk.ru***

License of a professional participant in the securities market:

to carry out broker activities

License No: ***178-03255-100000***

Date of issue: ***November 29, 2000***

Valid till: ***unlimited term of validity***

The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

to carry out dealer activities

License No: ***178-03343-010000***

Date of issue: ***29.11.2000***

Valid till: ***unlimited term of validity***

The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services, which are rendered by the consultant:

1. Preparation of documents for state registration of bonds issue, ***documentary interest-bearing non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage*** including:

Preparation of text of Resolution on the Issuer's securities issue for registration by the authorized registering body.

Preparation of text of the Prospectus for registration by the authorized registering body.

Preparation of text of the Report on the results of the Issuer's securities issue for registration by the authorized registering body.

2. Consulting of the Issuer on the issues related to its authorized bodies decision-making for organization of the bonds issues in correspondence with the RF legislation and disclosure of information by the Company in connection with bonds issuing.

3. Consulting of the Issuer on the issues related to forming of documents package for registration of the Resolution on securities issue, Prospectus and the Report on the results of the securities issuing.

4. Signing of the Prospectus;

5. Audit of the Issuer's disclosure of the information about adoption of Resolution on placement and approvement of the Resolution on securities issue for correspondence with the Federal laws and statutory legal acts of the authorized registering body;

6. Signing of the Report on the results of securities issuing.

1.6. Information on other persons who signed the quarterly report

In the absense of General Director the execution of its duties, according to the Order of OJSC «CenterTelecom» №273/к dated 07.11.2006 (attached to this report) is placed on Alexander I. Kirillov – Deputy General Director – Technical Director (Tel. +7 (495) 793-23-67, fax +7 (495) 209-30-07).

II. Basic information on the financial and economic position of the issuer

2.1. Financial and business performance of the Issuer

Financial and business performance of the Issuer:

Description	9 months of 2005	9 months of 2006
Net assets value of the issuer, RUR in thousands	16 015 260	17 841 571
Ratio of debt financing to capital and reserves, %	186.0	159.07
Ratio of short-term liabilities to capital and reserves, %	92.68	97.80
Debt service payments covered, %	40.02	61.73
Overdue liabilities, %	2.04	4.17
Accounts payable turnover, times	6.89	6.55
Dividends share in profit, %	Year on year	Year on year
Working efficiency, thousand rubles/employee	307.4	339.2
Amortization to volume of earnings, %	12.5	13.9

For calculation of the shown performance data guidelines recommended by the Order of the FSFM of Russia № 05-5/пз-н dated March 16, 2005 were used.

Analysis of solvency and the level of credit risk of the Issuer and its financial situation on the basis of the financial analysis of the shown indexes performance:

Amount of net assets of the Issuer during 9 months of 2006 comparing with the same period of the previous year increased by 11.4 % and by 2.8 times exceeds the amount of the Charter capital.

Due to the decrease of the debt load and increase of the equity capital value «Ratio of debt financing to capital and reserves» indicator went down by 14.5% in the analyzed period comparing with the same period of the previous year.

«Ratio of short-term liabilities to capital and reserves» indicator increased by 5.5 % in the reporting period. Change of this indicator is connected with the inclusion of obligations on the series 04 bonded debt, offer on which has been announced in 2006, in the short-term debt.

Increase of «Debt service payments covered» indicator, basically, is due to the increase of the net profit by 3.5 times year-on-year.

2.2. Market capitalization of the issuer

Market capitalization of the issuer for the last 5 completed accounting years and as of the date of the last completed reporting period:

Period	**Capitalization**
December 2001	$16 226 717
December 2002	$153 428 191
December 2003	$690 638 646
December 2004	$567 423 035
December 2005	$987 565 206
30.09.2006	$ 921 947 417

Description of methods of the issuer's market capitalization evaluation:

Securities capitalization was estimated using the data provided at the official «RTS Stock Exchange» Website, capitalization for the reporting period was calculated on the basis of the data of OJSC «RTS Stock Exchange».

Market capitalization is calculated as the product of the number of shares of the corresponding category (type) by the market price of one share disclosed by the organizer of trade in the securities market and determined in correspondence with the Regulations on calculation of the market price of the issued securities and investment share of investment trusts accepted for circulation via trade organizers, approved by the Decree of the FCFM of Russia N 03-52/пс dated December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration number 5480).

Till Q4, 2005 market capitalization was calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month of the reporting quarter or within the last month of each completed financial year, for which the market capitalization of the Issuer is indicated.

Capitalization of the Issuer for 2001 shall be estimated as the product of the preferred shares number by the weighted average price of one share (with 3 ordinary share transactions within three months).

The Issuer's securities were listed and are allowed for circulation in «MICEX Stock Exchange» CJSC (CTLK, CTLKP), in the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the Stock Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

American Depositary Receipt (ADR) may be traded for equity shares on:

- OTC USA (CRMUY);
- Frankfurt Stock Exchange (CRMUy.F);

Berlin Stock Exchange (CRMUy.BE).

2.3. Obligations of the issuer

2.3.1. Accounts payable

The total amounts of the Issuer's accounts payable and overdue accounts payable for 9 months of 2006.

Name of accounts payable	As of 30.09.2006
Total amount of accounts payable (th. rubles) - short- and long-term liabilities, total (lines 590 and 690); - total amount of long-term liabilities, credits and debts; accounts payable, total (lines 590, 610 and 620)	26 243 848* 26 156 001
Total amount of overdue accounts payable (th. rubles)	1 152 602

* - excluding line 640 «Revenues of oncoming periods» and line 650 «Reserves for future expenditures»

Accounts payable structure as of 30.09.2006:

Account payable	Maturity date	
	Less than one year	Less than one year
Trade liability, RUR	2 303 697 050	1 683 103 135
including past-due accounts, RUR	507 001 689	X
Liabilities to personnel, RUR	299 825 046	0
including past-due accounts, roubles	0	X
Tax due and payables to state extra-budgetary funds, RUR	585 040 806	5 531 869
including past-due accounts, thousand RUR	2 567 222	X
Total credits, RUR	2 183 275 226	1 003 341 354
including past-due credits, RUR	436 967 438	X
Total loans, RUR	8 255 835 566	7 120 919 515
including past-due loans, RUR	7 000	X
including bonded loans, RUR	5 736 711 932	3 018 592 385
including past-due bonded loans, RUR	0	X
Other accounts payable, RUR	1 978 461 058	824 817 200
including past-due payables, RUR	206 059 085	X
Total, RUR	**15 606 134 752**	**10 637 713 073**
including past-due payables, RUR	**1 152 602 434**	X

* - The total accounts payable do not include line 640 "Deferred income" and line 650 "Provisions for costs to be incurred"

The major part of past-due accounts payable consist of the debt to Vnesheconombank. At the current moment the RF Ministry of Finance is developing the project for restructuring of the debt, the issue of restructuring is supervised directly by OJSC «Svyazinvest».

The total amount of accounts payable as of 30.09.2006 is 26 243 848 thousand rubles, 10% amounts to 2 624 385 thousand rubles.

As of 30.09.2006 accounts payable to OJSC "RTK-Leasing" amount to 2 757 495 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 26 243 848 thousand rubles).

Creditor's full company name: Open Joint-Stock Company "RTK-Leasing"
Short company name: OJSC "RTK-Leasing"
Location: 5, ul. Delegatskaya, Moscow 103091 Russian Federation
Actual address: 42, bld.2a, ul. Schepkina, Moscow 129110 Russian Federation
Payable amount as of 30.09.2006: *2 757 495 thousand rubles.*
Amount of the past due accounts payable: no.

As of 30.09.2006 accounts payable to CJSC JSCB «Promsvyazbank» amount to 4 250 733 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 26 243 848 thousand rubles).

Creditor's full company name: *Joint-Stock Commercial Bank «Promsvyazbank» (Closed Joint-Stock Company)*
Short company name: *JSCB «Promsvyazbank»*
Location: *Bld. 22, 10 Smirnovskaya Str., Moscow, 109052*
Mailing address: *Bld. 22, 10 Smirnovskaya Str., Moscow, 109052*
Payable amount as of 30.09.2006: *4 000 733 thousand rubles.*
Amount of the past due accounts payable: no.

2.3.2. Credit history of the Issuer

Information about fulfilment by the issuer of its obligations under credit agreements and/or loan agreements, which were valid during the last 5 years or are valid as of the final date of the latest accounting quarter, on which the principle debt amount makes up 5 or more per cent of the issuer's book value as of the final date of the latest ended accounting quarter that preceded signing of the respective contract, and other credit agreements and/or loan agreements, which the issues deems to be material for itself:

Liability	Creditor (lender)	Principle debt amount, thousand rubles/ foreign currency	Credit (loan) term/ maturity date	Delay in fulfilment of the obligation on repayment of the principle debt amount and/or the interest set
2001				
No specified credit agreements and (or) loans were made in 2001				
2002				
No specified credit agreements and (or) loans were made in 2002				
2003				
Bonded loan of 03 series	Legal entities and individuals	2,000, 000 thousand rubles	15.09.2006 (Offer of 16.09.2004)	none
2004				
Bonded loan of 04 series	Legal entities and individuals	5,622,595 thousand rubles	21.08.2009 (Offer of 16.11.06)	none
2005				
No specified credit agreements and (or) loans were made in 2005				
Q3 2006				

Bonded loan of 05 series	Legal entities and individuals	3 000 000 thousand rubles	02.03.2010 – 10% 31.08.2010 – 20% 01.03.2011 – 30% 30.08.2011 – 40% (Offer of 02.09.2008)	none

Fulfilment by the issuer of its obligations on each issue of the bonds, the cumulative nominal value of which is 5 or more per cent of the issue's assets book value as of the date of the last ended quarter preceding the state registration of the report of the bond issue results:

(1) Full name of securities: ***03 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***

State registration number of the issue and date of state registration of the securities issue: ***4-18-00194-A dated 01.08.2003***

Authority, which performed the state registration of the securities issue: ***FCSM (Federal Commission for the Securities Market) of Russia***

Date of the state registration of the report on the bond issue results: ***14.10.2003***

Authority, which performed the state registration of the report on the bond issue results: ***FCSM of Russia***

Number of securities in the issue: ***2,000,000 securities***

Par value of each security of the issue: ***1,000 rubles***

Volume of the securities issue at par value: ***2,000,000,000 rubles***

Number of the outstanding securities of the issue: ***2,000,000 securities***

Par value of the outstanding securities of the issue: ***2,000,000,000 rubles***

Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***6.86% (book value as of 30.09.2003 was 29,158,620 thousand rubles)***

Fulfilment of obligations:

Payment of coupon yield:

Date of payment of the interest (coupon) yield under Coupon 1: ***17.03.2004***

Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum).***

Fact of the obligations fulfilment: ***obligations are met in full measure***

Date of payment of the interest (coupon) yield under coupon 2: ***16.09.2004***

Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum).***

Fact of the obligations fulfilment: ***obligations are met in full measure***

Date of payment of the interest (coupon) yield under coupon 3: ***18.03.2005***

Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum).***

Fact of the obligations fulfilment: ***obligations are met in full measure***

Date of payment of the interest (coupon) yield under coupon 4: ***16.09.2005***

Interest (coupon) yield under coupon 4 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 4 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum).***
Fact of the obligations fulfilment: ***obligations are met in full measure***

Date of payment of the interest (coupon) yield under coupon 5: ***17.03.2006***
Interest (coupon) yield under coupon 5 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 5 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum).***
Fact of the obligations fulfilment: ***obligations are met in full measure***

Date of payment of the interest (coupon) yield under coupon 6: ***15.09.2006 (no maturation yet)***
Interest (coupon) yield under coupon 6 for the Issuer's Bonds will amount to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 6 for one Issuer's Bond will amount to: ***61 rubles 58 kopecks (12.35 % per annum).***
Fact of the obligations fulfilment: ***obligations are met in full measure***

The Issuer has decided to purchase the bonds under the agreement with their holders:

1) Date of purchase of Bonds under the Offer: ***16.09.2004***
   Purchase price of bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***
   Number of the Bonds purchased by the Issuer: ***1 284 820***
   The total value of the Bonds purchased by the Issuer: ***1 304 092 300 rubles (at the price of 101.5% of par value)***
   Fact of the obligations fulfilment: ***obligations are met in full measure.***

2) Date of purchase of Bonds under the Offer: ***19.09.2005***
   Purchase price of bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***
   On the date of the Bonds acquisition by the Issuer under the public irrevocable offer the Bond holders didn't present any Bond sale request.
   Number of the Bonds purchased by the Issuer: ***0***
   The total value of the Bonds purchased by the Issuer: ***0 rubles***
   Fact of the obligation fulfilment: ***obligation is met.***

Redemption:
Maturity date: ***15.09.2006***
The total amount of the redemption of the Issuer's Bonds par value: ***2 000 000 000 rubles (100% of par value)***
Par value of one Bond to be redeemed: ***1 000 rubles (100% of par value)***
Fact of the obligation fulfilment: ***obligation is met in full measure.***

(2) Full name of the securities: ***04 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***
State registration number of the issue and date of state registration of the securities issue: ***4-19-00194-A dated 29.06.2004***
Authority, which performed the state registration of the securities issue: ***FSFM of Russia***
Date of the state registration of the report on the bond issue results: ***12.10.2004***
Authority, which performed the state registration of the report on the bond issue results: ***FSFM of Russia***
Number of securities in the issue: ***7,000,000 securities***
Par value of each security of the issue: ***1,000 rubles***
Volume of the securities issue at par value: ***7,000,000,000 rubles***

Number of the outstanding securities of the issue: ***5,622,595 securities***

Par value of the outstanding securities of the issue: ***5,622,595,000 rubles***

Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***13.7% (book value as of 30.09.04 was 41,040,068 thousand rubles)***

Fulfilment of obligations:
Payment of coupon yield:
Date of payment of the interest (coupon) yield under coupon 1: ***16.02.2005***
Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***
Fact of the obligation fulfilment: ***obligation is met in full measure.***

Date of payment of the interest (coupon) yield under coupon 2: ***18.08.2005***
Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***
Fact of the obligation fulfilment: ***obligation is met in full measure.***

Date of payment of the interest (coupon) yield under coupon 3: ***17.02.2006***
Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum).***
Fact of the obligation fulfilment: ***obligation is met in full measure.***

Date of payment of the interest (coupon) yield under coupon 4: ***19.08.2006 (according to the Decision on Securities Issue, if the date of payment of coupon yield on the Bonds falls on the holiday or weekend, the payment of the corresponding sum is to be made on the first workday following the holiday or weekend, i.e. – August 21, 2006)***
Interest (coupon) yield under coupon 4 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 4 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum).***
Fact of the obligation fulfilment: ***obligation is met in full measure.***

2.3.3. Issuer's obligations from the security provided to third persons

The total amount of obligations from the security provided by the Company and the total amount of obligations of third parties, on which the Company provided security, including that in the form of pledge or surety:

(th.rubles)

	As of 30.09.2006
Obligations value, total, thousand rubles	14 954 138
including:	
value of pledged property, thousand rubles	6 332 006
amount of surety of third parties, thousand rubles	2 075 067

As of 30.09.2006 the Issuer's obligations to provide security to third parties in the form of pledge to ACB «Promsvyazbank» amount to 2 868 940 thousand rubles, which is more than 5% of the book value of assets (5% of the book value of assets amounting to 2 248 972 thousand rubles).

Full corporate name of the creditor: *Joint-Stock Commercial Bank «Promsvyazbank» (Closed Joint-Stock Company)*
Short corporate name: *ACB «Promsvyazbank»*
Location: 10 Smirnovskay Str., building 22, Moscow, *109052*
Mailing address: 10 Smirnovskay Str., building 22, Moscow, *109052*
Amount of the secured obligations of the Issuer: *2 868 940 thousand rubles.*
Date on which obligation should be met: *09.05.2007*
Type of security: *contract of pledge*
Subject of pledge: *equipment*
Assessment of the risk of nonfulfilment or improper fulfilment of the secured obligations: *no such risks*

2.3.4. Other issuer's obligations

OJSC "CenterTelecom" had no other obligations in the 3rd quarter of 2006.

2.4. Purposes of the issue and areas of use of funds obtained from placement of issue securities

In the reporting quarter OJSC «CenterTelecom» placed series 05 bonded debt with value of 3 billion rubles (The Report on the results of the securities issue was registered by the FSMS of Russia on 17.10.2006). The funds received from the bonds placement were used for the refinancing of the Company's debts.

2.5. The risks connected with acquisition of issue securities being placed (already placed)

2.5.1. Industrial risks

The main risk factors accounted for by the Issuer in its activity are:

1. Ongoing processes of integration of alternative telecommunication companies into large multinational holdings.
2. Due to changes in legal documents in the telecommunications sphere, since 01.01.06 OJSC "CenterTelecom" is an area exchange operator and profits from domestic long-distance and international communication don't belong to the Company.

It is necessary to note that OJSC "CenterTelecom" takes into account the possible negative consequences of the specified risks and makes efforts to overcome them.

OJSC "CenterTelecom" implements the marketing strategy, the main purpose of which is to keep the market share, increase profitability of non-regulated telecommunication services, and improve competitiveness of the company on the telecommunication service market.

Deterioration of the situation in the industry and of the Issuer's position on the market can be caused by the following economic factors:

- decrease of demand on the part of the business sector because of landslide of world prices for energy carriers and non-ferrous metals;
- general fall of production volumes and slowing down of economy;
- devaluation of ruble exceeding the tariff growth rates that will lead to considerable growth of foreign exchange losses and increase in the costs of servicing of foreign currency debt instruments;
- growth of competition in mobile communication industry with Russian and foreign telecommunication operators, expansion of operators with competitive formats into the mobile communication market;
- payments effected by the Company for traffic termination in other operators' networks in accordance with the Federal Law "On communication";
- economic risks typical for the Russian Federation in general including the macroeconomic instability level in the country, possibility of legislative changes, which can result in reduction of the Issuer's profit, or tightening of taxation of the securities yield.

– changes in contractual relations with OJSC “Rostelecom”, according to which incomes from long-distance and international communications do not belong to the Company.

In January of 2006, as a part of implementation of the Government activities on re-organization of the telecommunication industry (long-distance communication market liberalization), the Issuer, in provision of intercity and international communication services to users, has changed for a new scheme of interaction with OJSC "Rostelecom", relationships with which are regulated by a connection contract and the contract for onerous provision by the Issuer of services to OJSC "Rostelecom"..

In accordance with the connection contract, the Issuer provides to OJSC “Rostelecom” traffic transmission services and gets the connection service from OJSC “Rostelecom”, which makes it possible to establish intercity and long-distance communications and transfer information between users of the interacting telecommunication networks.

In this case, in connection with intercity and long-distance communication services provision on the part of “Rostelecom”, traffic transmission services mean:

• service of zonal call termination to the Connected operator’s network;
• service of zonal call termination to the Operator’s network;
• service of zonal call origination from the Connected operator’s network;
• service of zonal origination from the operator’s network.

In connection with the contract for onerous service provision, the Issuer provides to OJSC “Rostelecom”:

• services of processing of the subscriber’s order while providing him/her with access to intercity and long-distance communication services;
• services of billing of intercity and long-distance communication services;
• services of preparation, forming and delivery of the necessary documents and reporting forms;
• claim administration and executing activity.
• agency services on collection of payments from subscribers and information servicing.

Change of the scheme of interaction with associated operators in 2006

In accordance with the regulations effective since January 1, 2006, the procedure of settlements with associated operators considerably changed.

Before January 1, 2006 the settlements for the connection and traffic transmission services in local telephony were unilateral; in long-distance, intercity and intrazone telephony the associated operators received a share of incomes from provision of these services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the payments for connection and traffic transmission services in provision of all kinds of telephony services became mutual and consist of the following kinds of payments: payment for organization of the connection point; payment for the connection point use; payment per minute of transmitted traffic.

Thus, alongside with incomes from connection and traffic transmission services, the Company incurs additional expenses connected with payments to operators for organization of connection points, for connection point use, and traffic transmission through the operator’s network.

Meeting the above requirements will require additional capital investments from the Company.

Connection and traffic transmission contracts were signed with intercity and long-distance telephony operators – OJSC “Rostelecom”, OJSC “MTT”, «SCS Sovintel» LLC, CJSC «Компания TransTeleCom Company», «Equant» LLC.

The Company is currently holding a contracting campaign aimed at renegotiation of valid contracts with associated operators.

Besides, prices for connection and traffic transmission services are now regulated by the state. Accordingly, the pricing procedure, including determination of the profit taken into account in such prices, is established by the respective regulating authority.

Significant operator status

In accordance with orders of the Federal Supervision Service for Communications No 39 dated 21.10.05, NoNo 40 and 31 of 24.10.05, No 52 of 22.12.05, the Company has been included into the Register of operators with the significant status in the public network.

A telecommunication operator with the significant status in the public telecommunication network must provide connection services and traffic transmission services to any telecommunication operator, which would ask it; at this, no preference must be given to one telecommunication operator as compared to others. An operator with the significant status in the public telecommunication network is not allowed to refuse to sign a contract for connection of telecommunication networks, except for the cases when connection of telecommunication networks and their interaction is contrary to provisions of the licenses issued to telecommunication operators or regulations governing construction and functioning of the unified telecommunication network of the Russian Federation.

The prices for the connection and traffic transmission services are to be established at the same level for all telecommunication operators.

Provision of universal telecommunication services

According to the results of the tenders and in correspondence with the decision of the tender commission of the Federal Agency for Telecommunication, in this August the Company was declared the winner of the tenders on provision of universal telephone communication services with the use of payphones on the territory of the Smolensk region. Earlier, in this April OJSC «CenterTelecom» was declared the winner of the tenders on provision of above mentioned services on the territory of the Belgorod and Tula regions of the RF.

According to the conditions of the tender the provision of services is to start in 2007.

Rates for telecommunication services

In accordance with the Decree of the Government of the Russian Federation dated 19.10.2005 No 627, the prices for connection and traffic transmission services provided by the operators with significant status in the public telecommunication network are subject to state regulation. Regulation of these prices is entrusted to Rossvyaznadzor under agreement with the Federal Tariff Service of Russia.

By the Order №51 dated 19.06.2006 the Federal Service for Control in Communication Sphere set the limits for tariffs on connection and traffic transit services for OJSC "CenterTelecom». OJSC «CenterTelecom» formed economic conditions of connections and approved by the Order of General Director the tariffs on connection and traffic transit services, which are used when renegotiating connection and communication operators interaction contracts.

In December 2005 the Federal Tariff Service of Russia established the compensational surcharge of 0.62 rubles per minute applied to the price for the service of local and zonal call origination aimed at establishing of intercity or international telephone connections. The compensational surcharge has been applied since 01.01.2006 and allows operators to minimize losses incurred in provision of regulated services of local telephony.

The Company submitted to the Federal Tariff Service of the Russian Federation its suggestions concerning change of tariffs and setting of the compulsory tariff plans. The Company's application about the change of tariffs resulted, first of all, from necessity for step-by-step bringing of tariffs to the level of economically sound costs and compensation of regulatory revenue including compensation of inflation costs and reduction of cross-funding and also the necessety for further development and modernization of the network. The tariff plans were developed in correspondence with «Regulations for calculation of tariffs and tariff plans on local telephone communication services» approved by the Federal Tariff Service of Russia. At the moment the documents are on approval at the Federal Tariff Service.

Abolition of payment for incoming calls

The Federal Law dated 03.03.2006 No32-FZ "On introduction of changes to art. 54 of the Federal Law dated 07.07.2003 No126-FZ "On communications" introduced changes to cl.1 of art.54 in the part of prohibition of payment by a subscriber for the telephone connection established as a result of a call made by another subscriber. The Company has addressed the Federal Tariff Service asking to establish tariffs for intrazonal connections of subscribers with subscribers of wireless radiotelephony networks, which were approved by the Order of the Federal Tariff Service №123-c/1 dated 19.06.2006. Thus, while the Company's incomes from intrazonal telephony will grow in the second half of 2006, it will incur additional expenses to pay for termination of calls in wireless operator networks.

In case of negative development of the situation, the Issue plans to use the competitive advantages. Issuer's competitive ability factors:

- multi-branch network infrastructure
- high quality of servicing maintained as the client base grows.

Besides, the Issuer plans to:

- optimize the structure of operating expenses
- review the investment program of the company;
- correct pricing and marketing policy of the company;
- \- modify the structure of the provided services with a view of maximizing profit.

OJSC "CenterTelecom" manages the risks related to the business of the company. In general, influence of industry risks on the company's business can be assessed as minimal. The Issuer has a united network infrastructure at the territory of the Central Federal District which makes it possible to provide a wide range of services on the telecommunication market, remain competitive, and improve profitability of services.

The risks connected with possible change of prices for raw materials, services used by the Issuer in its activity, and their influence on the issuer's activity and fulfilment of obligations under the securities.

Such risks, first of all, include risks connected with changes in tariffs of long-distance operators and change of prices of the main equipment suppliers. Such risks can cause increase of production costs of products (services).

The risks connected with possible change of prices for Issuer's products and/or services (separately on the internal and external markets) and their influence on the Issuer's activity and performance of obligations under the securities.

State regulation of the telecommunication industry brings into the Issuer's work the risks and uncertainty connected with tariff changes and decrease of volumes of cross-subsidies common for all interregional companies. Changes in tariffs of services of operators – natural monopolists require coordination with antimonopoly authorities of the Russian Federation, and therefore can lack behind changes in the real economic situation and changes of the operator costs. Thus, natural monopolists are at risk of tariffs changes at a wrong moment that decreases their competitiveness and can have a negative effect on profitability of their activity. As part of the reform in telecommunication service pricing, it is planned to increase local telephony tariffs and stop subsidizing of local telephony on the account of long-distance telephony. Joint work in the context of changes in tariff policy is held by Holding OJSC "Svyazinvest", Ministry of Information Technologies and Communications of the Russian Federation and the Federal Antimonopoly Service.

In accordance with the current legislation, tariffs for services of the operators recognised as natural monopolists are subject to regulation by antimonopoly bodies of the Russian Federation. In accordance with Federal Law dated 17.08.1995 No 147-FZ (version of 29.06.2004) "On natural monopolies", interregional telecommunication companies are natural monopolists, and their activity is to be regulated by antimonopoly authorities.

Under these conditions, OJSC "CenterTelecom" will actively promote services provided at non-regulated tariffs, thus preventing considerable income decrease.

2.5.2. Country and regional risks

Regional risks (risks connected with possible military conflicts, announcement of the state of emergency and strikes)

The Issuer is registered as a taxpayer and carries out its activity in the Central Federal District of Russia where risks of emergence of military conflicts, announcement of the state of emergency are assessed as minimal.

In short-term outlook (3 – 5 years) the threat of external military aggression is minor.

The main threats to Russia's essential interests are external and result from the processes taking place inside the country and on the territory of the former Soviet Union republics.

The social situation in the 4th quarter of 2006 on the territory of the Issuer's activity is characterized as calm. Absence of pronounced ethnic conflicts and religious extremism makes it possible to run business with minimal social and political risks.

.Risks connected with geographical features of the region (extraordinary circumstances of natural character)

Forecast of natural emergencies

Although the unstable atmospheric circulation will remain in the 4th quarter of 2006, according toe the data of the Russian Meteorological Office, no dangerous meteorological phenomena are forecasted on the territory of the CFD. Risk of natural emergencies of territorial and local level remains all over the territory of the CFD.

Natural fires

There is no risk of the natural fires on the territory of the CFD at the moment.

Earthquake

Probability of an earthquake in the Central Federal District is currently very low.

Solar and geomagnetic activity

In Q4 2006 diminishing of solar and geomagnetic activity is forecasted. Minor geomagnetic disturbances are likely to take place in Novemeber (from 11 to 23). Low level of geomagnetic disturbances may in some way affect the health and ability to work of working personnel and residents of the CFD. During the period of geomagnetic field disturbances, as a rule, number of heart attacks increases three times, number of apoplectic attacks and heart strokes doubles, people with coronary heart decease 30% frequently complain of indisposition.

Risks related to climate

All regions of the CFD may be affected by such emergencies (hurricanes, tornados, showers, snowfalls, snowstorms, extreme cold).

Temperature in Q4 2006 won't significantly derive from the average monthly and all-in-all is expected to be close to the average parameters.

Karstic processes

The risk of karstic processes remains in Mosow city, the Moscow, Tula, Kursk and Voronezh regions. Their activization is mainly caused by failure to comply with standards of building and operations of metropolitan underground communications and violation of safety requirements during natural resources extraction.

Risks connected with extraordinary situations of technogenic nature

Forecast of technogenic emergency situations

In the total structure of technogenic emergencies the most frequent will be:

- major road accidents;
- fires in residential sector and at the production facilities;
- accidents related to public life support systems.

The maximum number of emergencies in Q4 will result from fires in residential, domestic and cultural buildings and constructions. The majority of fires are forecasted in Moscow and the Moscow region. Peak of fires in residential sector and economy objects is usually registered during autumn-winter period.

It is forecasted that the propability of the emergencies at the objects of housing and communal services of the CFD (Belgorod, Voronezh, Kaluga, Ivanovo, Tambov, Tver and Yaroslavl regions).

Unfavourable condition of water facilities and sewerage is the precondition for epidemic outbreaks of severe enteric infections and «A» hepatitis. The highest level of vulnerability is observed on the territory of the Vladimir, Ryazan and Ivanovo regions.

Accidents at the power supply systems, public life support systems may entail significant financial extra costs for the Issuer.

Radiation danger

Regions, in which radiation danger exists, are the regions where facilities using nuclear reactors in their activity are situated: Moscow, Kursk, Voronezh, Smolensk, Tver and Kaluga Regions.

There is no threat to the working personnel and the communication facilities in the day-to-day activities, however, the threat of off-nominal situations, including with radioactive substances emission still remains.

Chemical threat

The most risk-prone are Moscow and the Moscow, the Bryansk, Kursk, Tambov, Tver, Tula, Ryazan, Voronezh, and Yaroslavl regions. The threat of chemical danger still remains as there is no absolute guarantee of timely detection of the dangerous chemical subsistances leak (no at the current moment).

In case of the radiation and chemical accidents the financial losses of the Issuer will be very significant.

Extraordinary situations of biological and social nature

Epidemic situation

The probability of the infectious deseases in Q4 2006 remains very high.

Increase of the intestinal desease is expected. Besides them, as the colds arrive the «season» deseases - rubella, pertussis, dysentery, typhus, etc. will appear. The highest risk of outbreaks to take place remains on the territory of the Moscow, Yaroslavl, Ryazan regions and Moscow.

Flu incidence is likely to be at the usual seasonal level. The highest risk of the desease incidence is forecasted for Moscow, the Moscow, Kaluga, Ivanovo, Kostroma, Smolensk and Yaroslavl regions.

The highest risk of severe virus infections of upper airways incidence is forecasted in Moscow, the Kaluga, Ivanovo, Kostroma, Vladimir, Tula, Lipetsk and Yaroslavl regions.

The risk of poisonous fungus and conditionally edible fungus poisoning remains on the territory of the Voronezh, Kursk, Belgorod and Lipetsk regions.

Social and production conditions will help to increase the number of socially significant deseases – neuroses and other neurotic reactions. Not only weak, but also strong and resolute people are amenable to these deseases.

Epidemiological situation related to tuberculosis will remain unchanged.

Death rate of population will remain high.

Epizootic situation

The risk of epizootic outbreaks of anthrax in steppe and forest-steppe regions of the CFD.

Extraordinary situations of biological and social nature in case of their occurance will have local character and will not significantly affect the Issuer's activities.

Summary:

All in all, the situation in 4th quarter of 2006 will be characterized as calm. This allows the Issuer to conduct business activities with minimum risk.

2.5.3. Financial risks

Exposure of the Issuer to risks connected with interest rate changes

Increase of interest rates by credit institutions is possible if the economic situation in the country changes, and also if the issuer breaches its contractual obligations: credit repayment and interest payment dates, etc., and, as a result, the banks will apply penalties and interest rate for use of the credit resources will be increased.

The amount of the past due debt of the issuer under borrowed funds as compared to the total borrowed funds in the first quarter of 2006 is not a significant value. Any additional expenses of the issuer connected with penalties for untimely fulfilment of obligations do not have any significant effect on the financial position of the issuer.

If the Central Bank of the Russian Federation decreases refinance rates, the issuer will act so as to amend the terms of valid credit agreements to decrease the costs of borrowing. Contracts with expensive credit resources are to be cancelled.

Exposure of the issuer's financial status (its liquidity, sources of financing, performance, etc.) to the changes in the rate of exchange, foreign exchange rates

Changes of the rate of exchange will cause immediate changes of foreign exchange rates. OJSC "CenterTelecom" has a number of obligations under credits, commodity credits, lease denominated in foreign currency, and a significant change of the rate of exchange can influence the financial status of the Company.

Planned actions of the issuer in case of adverse effect of change of the rate of exchange and interest rates on the issuer's activity

In the case of a significant change in the rate of exchange, the issuer plans to undertake the following actions to decrease this risk:

- optimize the structure of operating expenses
- review the investment program of the company;
- correct pricing and marketing policy of the company;
- modify the structure of provided services with a view of maximizing profit.

Influence of inflation on payments under securities

Until the end of the period of performance by the Issuer of its obligations under bonded loans change in tariffs on regulated services is stipulated not higher than the target level of inflation. This risk factor will not significantly influence financial indicators of the Issuer's activity and will not affect its ability to fulfil obligations under securities.

Inflation rates that are critical for the issuer and the issuer's planned actions aimed at decreasing the inflation-related risk

In the Issuer's opinion, critical inflation rates are much above the inflation values forecasted for 2005-2009 and amount to 30-40% per annum. The average annual inflation is estimated by the Issuer at the level of 9-10%. Besides that, the Issuer belongs to natural monopolies, tariffs for which services are regulated by the government taking into account growth rate of inflation. Due to this fact , the experience of the last years of CenterTelecom's activities proves insignificance of the risks caused by inflation for telecommunication companies.

Financial accounting indicators of the Issuer, which are most exposed to changes

The financial accounting indicators of the Issuer, which are most exposed to changes as a result of financial risks, which influence the issuer's financial accounting indicators, possibility of their occurrence and nature of changes in accounting:

Profit and Loss Statement
010 "Proceeds from sales of goods, products, work, services".
020 "Production cost of the sold goods, products, work, services".
120 "Extraordinary income"
130 "Extraordinary expenses"
140 "Profit (loss) before tax"

Probability of financial risks occurrence

Currently the probability of financial risks is not high because of the stable position of the issuer, and of a relatively stable position of hard currencies.

Nature of changes in the accounting

The main risk that influences the Issuer's financial reporting is the possibility of dramatic change of inflation rates in comparison with the forecasted level. Unless the Issuer reacts adequately in terms of business management, the inflation growth can cause the increase of production costs of sold goods, products (work, services) stated in accounting form No2 "Profit and loss statement" in line 020 and, as a consequence, decrease in profit (loss) stated in form No2 in line 140.

If the Issuer's management reacts adequately to the inflation growth, its increase may have no impact on the performance. Then form No 2 "Profit and loss statement" will show growth of indicators in line 010 "Proceeds from sales of goods, products (work, services)" and line 020 "Production cost of the sold goods, products (work, services)".

2.5.4. Legal Risks

The issuer implements the main activity as a carrier without exporting its communications services, works or commodities. In this regard legal risks occur, in general, during the issuer's carrying out of its activity on the home market, which is characteristic of most entities operating of the Russian Federation territory.

On the foreign market the issuer's legal risks are connected with conclusion and execution of foreign trade contracts on communications equipment supply, handling of works and rendering of services.

Legal risks connected with changes of currency legislation:

On July 26, 2006 Federal Law N 131-ФЗ "About amendments to the Federal Law " On currency regulation and control " dated 10.12.2003 № 173-ФЗ was adopted.

The changes are aimed at the further removal of limitations in the sphere of the currency regulation and control and connected with implementation of the the Addresss of the President of Russia to the Federal Assembly in the part of the rubles convertibility.

The Central Bank of the RF is disentitled to set the rerquirement of monetary funds reservation in the foreign currency while conducting currency operations between residents and non-residents and also request of the use of special accounts special accounts when making currency operations and on ineffectiveness of separate regulatory acts of the Bank of Russia. Article 7 setting the procedure for regulation of currency operations of capital movement by the Government of Russia was terminated ahead of schedule (from July 1, 2006 instead of January 1, 2007). The Federal Law is to come into force from the day of its official publishing and applies to all legal relations appeared from July 1, 2006.

In the process of conducting its operations in the reporting quarter the Issuer had normal business risks related to necessity to comply with the requirements of the currency legislation concluding and executing equipment purchase agreements, contracts on services provision and others with foreing contractors.

Legal risks connected with changes of tax legislation:

On July 27, 2006 Federal Law N 137-ФЗ "About amendments to part one and two of the RF Tax Code and certain legislative acts of the Russian Federation due to implementation of measures on updating of the tax administration".

The amendments are aimed at updating of tax control, streamlining of tax audits and documents turnover in the tax sphere.

"Tax resident" term was specified. It means natural persons, who are actually in Russia at least 183 calendar days during 12 months in succession, but not during a calendar year as it was set earlier.

The list of documents, which should be submitted to the tax bodyby the taxpayer following the results of tax and reporting periods, are specified. Tax authorities don't have right to request from taxpayer additional information and documents, which are not specified in the Tax Code, during the desk audits. Tax statements (tax computations on advance payments, charges calculations), according to which taxpayers dispensed from obligation to pay taxes and charges in connection with the application of special tax treatments, souldn't be submitted to the tax authorities. Request to noterize the copies of the documents, except for the cases, when the obligatory notarization of the documents copies is stipulated by the legislation, is prohibited. Procedure for requesting documents and information about the audited taxpayer from contractors and other persons is set.

The procedure for granting delay (instalments) on payment of taxes and dues was changed. The deadline for provision of delay (instalment) by the tax authorities is increased from 6 months to a year. Delay for payment of taxes for the period over 1 year (but not longer than 3 years) may be granted on Decision of the Government. At the same time the institution of "tax credit" is abolished.

The procedure for conducting field tax audits is clarified. In the framework of the field tax audit the period, which doesn't exceed three calendar years preceeding the year, in which the decision to conduct the audit was made, can be audited. At least two field audits per a calendar year should be conducted in respect of a taxpayer. The maximum length of the field tax audit is set to be not longer than 6 months. At the same time the period for conducting of audit is calculated starting with the day, when the decision to appoint the audit is made, till the day of compilation of the summary about the conducted audit instead of the time, during which tax auditors were actually on the territory of the audited taxpayer as it was earlier. It is allowed to suspend the field tax audit for a period of at least 6 months to make examinations, request and translate documents, receive information from foreign

state bodies. Repeated field tax audit may be conducted in case if a taxpayer provides clarified tax statement, in which the sum of the tax is less than it was presented earlier, and by the the supervising tax body in order to control the activities of the tax body, which conducted the audit.

The procedure for the tax audits results issuing was unified.

According to the results of a tax audit, supervising tax body has right to make decisions to cancel decisions of the tax bodies made on the ground of tax audits.

The changes also applied to the procedure of bringing to account for tax violations. So, difficult material situation of the person called to account may be considered as extenuating circumstance. The course of the period of limitation for bringing to account is suspended if the person called to account for tax violation actively counteracted the field tax audit, which had become insurmountable handicap for its conduction and defining of the taxes amount by the tax authorities, which should be paid to the budget system of Russia. The responsibility for violation of registration procedure of gambling industry objects is specified.

The tax period for value added taxis set to be with length of a quarter. Earlier it equaled one calendar month.

The practice of creation of tax posts at taxpayers place for audit of calculations and excises is abolished.

The Federal Law comes into effect on January 1, 2007 excluding the provisions, for which another terms of coming into force are set.

Whereas the issuer is a conscious taxpayer, had no and has no overdue debts on taxes and dues to the budgets of all levels due to its observance and correct application of tax legislative standards, changes of the tax legislation did not incur increased risks for it.

Legal risks connected with changes of customs legislation:

In the reporting period in the sphere of the customs regulation the Decree of the RF Government dated September 11, 2006 N 560 "About approvement of the Rules on cooperation of non-authorized by banks professional participants of equity market, tax and customs bodies as agents of currency control with the RF Central Bank".Cooperation of equity market participants as currency control agents with the Bank of Russia is conducted by equity market participants' provision to the Bank of Russia of documents and information connected with currency deals carried out by residents and non-residents with external and domestic securities with the use of services provided by the corresponding participant of the equity market. Documents and information are provided on request from the Bank of Russia containing the necessary identification data in respect of a resident or non-resident. The request should be sent to a equity market participant by registered mail article with notification of delivery. The equity market participant within 7 workdays from the receipt of the request should provide to the Bank of Russia the requested documents and information or notify that the mentioned documents have been requested from the resident or non-resident.

The procedure for use of customs value defining methods and the procedure for identification of customs value of illegally imported goods, imported goods if they were damaged as a result of accident or act of God and goods exported from the customs territory of the RF were set by the Decree of the RF Government dated August 13, 2006 N500 "About the procedure of defining of the customs value of goods transported via the customs border of the Russian Federation". As to the off condition and illegally imported goods, the procedure for defining of value hadn't been regulated by statutory acts before. The procedure for defining of customs value of illegally imported goods is applied for defining of customs value of such goods during customs checks or other forms of customs control. Methods of customs value defining is applied depending on the capability to identify the date of the border crossing. Customs value is defined on the basis of the documents. If there are no such documents or it is impossible to use the information of these documents for defining the customs value, the value is defined on the basis of information about the value of the deal with goods of the same class or type while selling such goods for export to the RF under the comparable conditions. If there is no information about the value of deal with goods of the same class, the customs value is defined on the basis of the information about the price of one unit of goods of the same class or type, at which these goods are sold in the RF. The procedure for defining of customs value of imported goods damaged as a result of accident or act of God is applied to the goods damaged as a result of accident or act of God, which took place before the first placement of goods under the customs routine, and also to the goods for customs purposes considered to be imported in damaged condition as a result of accident or act of God. Fact of the accident or act of God and the presence of cause-and-effect relation between the mentioned fact and the damage of goods must be proved by provision of

documents by the person declared that goods. Customs value is defined according to the damage condition of goods despite the revision of the initial cost of these goods by the seller. According to the rules for defining of customs value of exported goods, the main principles of customs value defining are thw same principles, which are set by the legislation for customs value defining of the imported goods. If there are no customs taxes and dues for the imported goods calculated on the basis of their customs value, the customs value of such goods shouldn't be defined or declared. The procedure for defining of customs value of exported goods should be generally accepted, i.e. it shouldn't differ depending on designation country, type of goods, participants of deal or other factors.

The decrees of the RF Government dated 05.11.1992 N 856 and date 07.12.1996 N 1461 setting the earlier effective procedure for defining of customs value of imported and exported goods lost their force.

The Decreee comes into force on expiration of 1 month of its official publishing.

According to the Decree of the RF Governmet dated July 3, 2006 N 413 "About approvement of document forms for financial statements on execution of the Federal budget for provision to Accounting Chamber of the RF" starting with the statements as of August 1, 2006 the compulsory for all federal executive bodies, enterprises, institutions and organizations - participants of the budget process, financial statements on execution of federal budget for provision to the Accounting Chamber of the RF are introduced. Introduction of these statements is conducted in the framework of execution of article 14 of the Federal Law "About Accounting Chamber of the RF". Forms of documents for financial statements are set, while the procedure of their compilation and submission of reports on them are to be developed and approved within a month.

Over the accounting period the issuer did not suffer any increased risks connected with customs clearance when executing contracts with foreign counterparties.

Legal risks connected with changes of requirements on licensing of the issuer's main activity or licensing of the rights to use objects which turnover is limited:

New regulatory legal acts specifying obligatory requirements on connection of telecommunications networks and building of common telephone communications network, traffic and rendering communications services became effective on January 1, 2006.

The new requirements significantly influence realization of separate license conditions specified in the licenses issued before 01.01.2004.

In order to adjust the applicable licenses issued before 01.01.2004 according to the new regulatory legal acts, as well as according to the requirements of Rossvyaznadzor, the Company submitted an application on making changes to the applicable licenses received before 01.01.2004 to the Federal Supervision Service for Communications.

In case of nonobservance the obligatory requirements in the sphere of communications, the applicable legislation provides for liability, up to suppression and termination of license.

Legal risks which can occur in connection with changes of court practice in the accounting period:

Changes of court practice concerning activity of OJSC «CenterTelecom» are possible in connection with introduction of:

- Rules of rendering local, intraareal, intercity and international telephone communications services approved by Decree of the Russian Federation Government No. 310 "On approval of Rules of rendering local, intraareal, intercity and international telephone communications services" of May 18, 2005 (with changes of June 20, 2005 and December 29, 2005);

- amendments to Article 54 of the Federal Law dated June 07, 2003 № 126-ФЗ «about Communication» on July 1, 2006;

- other regulatory legal acts establishing obligatory requirements to connection of telecommunications networks and building of common telephone communications network, traffic and rendering communications services.

In connection with introducing the above regulatory legal acts there exist risks of qualitatively new (by object criterion) categories of legal proceedings with possible delivering of unfavorable court decisions in relation to the Company and its counterparties.

However, possible changes of court practice cannot significantly influence the results of the main activity of OJSC «CenterTelecom» and its financial and economical status, whereas the overall volume of claims brought to the Company as of the end date of the accounting period is insignificant for it.

2.5.5. Risks Connected with the Issuer's Activity

Risks connected with participation of OJSC «CenterTelecom» in the current legal proceedings:

Presently OJSC «CenterTelecom» is a party in several legal proceedings concerning current issues of its activity and the risk of delivering unfavorable court decisions does not exceed the standard risk for the activity of a carrier.

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4 432 374 thousand rubles as of June 30, 2006;

- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extrabudgetary funds in a significant volume).

Over the accounting period OJSC «CenterTelecom» did not participate in legal proceedings meeting the above criteria.

Hereupon, we can affirm that there are no significant legal risks connected with participation of OJSC «CenterTelecom» in current legal proceedings.

Risks connected with impossibility to extend the license can be connected:

1) with changes of applicable legislative standards in the sphere of licensing;

2) with reorganization of licensing authorities.

Risks connected with the issuer's possible liability for third parties' debts, including its affiliates:

Over the accounting period OJSC «CenterTelecom» suffered no above risks.

Risks connected with possible loss of customers, the turnover with which takes no less that 10 percent of the total profit from sales of the issuer's commodities (works, services): there are no above risks.

III. Detailed profile on the Issuer

3.1. Detailed profile on the Issuer

3.1.1. Registered corporate name of the Issuer

Full corporate name of the Issuer:
in Russian - ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
in English - ***Joint-Stock Central Telecommunication Company***

Short name:
in Russia - ***ОАО "ЦентрТелеком"***
in English - ***JSC CenterTelecom***

Corporate name of the Issuer is registered as the trademark, which is used for individualization of products, conducted works and provided services.

Information about registration: Certificate for trademark № 200257 dated March 11, 2001 (registration of the trademark is valid all across the Russian Federation within 10 years starting with October 16, 2000).

Information about changes in the name and organizational and legal form of the Issuer during the period of existence of the Issuer:

1) The Issuer is registered by the Order of the Head of the Moscow region Administration № 567-p dated 09.06.1994, certificate of state registartion №127 dated 20.06.1994.

2) The Issuer is the legal successor the State Public Enterprise of Communication and Informatization «Rossvyazinform» of the Moscow region in respect of electric communication and wireline broadcasting.

3) The Committee on Property Management of the Moscow region is the founder of the Issuer.

4) Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997.

5) By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow region***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Date, on which the entry was made in the USRLE: ***November 1, 2002.***
Number of the certificate: ***50:10:00124***
Main State Registration Number: ***1025006174710***
Name of the registering body: ***Inspectorate of the Ministry of Taxation in the town of Khimki of the Moscow Region***

3.1.3. Evolvement and development of the Issuer

Issuer's life period: **From June 1994 on** ***(12 years and 4 months).***
Date, till which it will operate: **The Issuer was set up without date.**

Issuer's establishment and promotion history:

OJSC «CenterTelecom» is the largest Russian fixed line communication operator providing wide range of telecommunication services in the Central Federal District of the Russian Federation, where about 20% of the country population live. OJSC CenterTelecom users in 17 federation constituents are government institutions, major part of legal entities and natural persons.

OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, which rates are not regulated by the government.

The total market share of OJSC «CenterTelecom» at the current moment is 42% including profits of mobile operators, it is expected that according to the results of 2006 this indicator is to reach 43%. The Company holds about 89% of the CFD fixed line communication market (excluding Moscow and profits of the national mobile operators) and more than 45% of the Internet access services market.

Issuer's purposes:

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

Issuer's mission:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the Central Federal District (CFD) with a purpose to:

- satisfy customers' demands for traditional and new telecommunication services;
- ensure growth of shareholders' income and contribute to development of the Company;
- establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure;
- perform the function of a state communication operator.

3.1.4. Contact information

Issuer's place of performance*:*
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mailing address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive department*:*
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: *+7 **(495) 650-34-34;*** Fax: *+7* ***(495) 650-30-07***
E-mail*:* ***Info@centertelecom.ru***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:

Office of the Corporate Secretary:
Location*:* ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Shareholders and Registrar Relation Division:
Telephone: *+7 (495) 793-26-54;* fax: *+7 (495) 793-26-54*
E-mail*:* ***vedeta@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

Investors Relation Division:
Telephone: *+7* ***(495) 650-57-21***; fax: *+7* ***(495) 650-58-15***
E-mail*:* ***advert@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

3.1.5. *Taxpayer identification number*

INN 5000000970

3.1.6. Subsidiaries and representative offices of the Issuer

Detailed information about the Issuer's branches was provided in the quarterly report of OJSC «CenterTelecom» for the 1st quarter of 2006.

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

64.20 - Activities in the field of electric communication

Additional OKVED codes for OKPO 01140111:

Codes of activities and according to OKVED	Activity according to OKVED code
64.20.1	Telephone communication and document communication
64.20.3	Other activities in the field of electrical communication
45.31	Wiring works
74.20.4	Standardization and metrology activities
63.40	Organization of cargo transportation
50.20.1	Maintenance and repair of passenger cars
50.20.2	Maintenance and repair of other vehicles
50.20.3	Provision of other vehicles maintenance services
45.21.3	Civil and erection works on construction of trunk pipelines, communication and power lines
45.21.4	Civil and erection works on construction on construction of local pipelines, communication and power lines, including related odd works
45.21.1	Civil and erection works on buildings construction
74.13.1	Marketing
74.14	Consulting on issues related to business activities and management
55.12	Operations of hotels without restaurants
55.23.1	operations of children's camps during summer holidays
64.20.2	Broadcasting and distribution of TV and radio programs

3.2.2. Core business activities of the Issuer

Provision of telecommunication services in the Central Federal District is the core (predominant) and priority business activities of the Issuer.

Issuer's share of revenues from core business activities in the total amount of revenues:

Description	Q3 2006
Revenues from communication services, th. rubles	6 675 068
Share in the total amount of revenues, %	93.8 %

In Q3 2006 the share of revenues from provision of communication services in the total amount of revenues decreased and made 93.8% (while the earnings increased by 196.4 million rubles) against 98.5% in Q3 2005. The decrease was due to change in mutual settlements with OJSC «Rostelecom», which had come into force in 2006. The revenues from communication services don't include revenues from domestic long-distance and international communication, but from 2006 they include revenues from agent's commission of OJSC «Rostelecom».

OJSC «CenterTelecom» conducts its core activities on the territory of the Russia Federation.

Types of communication services, which provided more than 10% of revenues (earnings) in Q3 2006:

- provision of local telephone connection;
- connection and traffic transit;
- provision of intraareal telephone connections.

Composition of the Issuer's revenues from the core activities in Q3 2006:

Core activities	Q3 2006
Telephone urban and rural communication	50.6 %
Mobile radio communication, radio broadcasting, TV and satellite communication	0.2 %
Mobile radio and telephone communication (cellular)	0.8 %
Wireline communication	2.5 %
Recording communication	7.6 %
Connection and traffic processing services	15.3 %
Services according to assistance agreements	4.8 %
Intraareal telephone communication	16.5 %
Other communication services (core types of activities)	0.4 %
Revenues from other sales (non-core types of activities)	1.3 %

Analyzing changes in revenues of OJSC «CenterTelecom» from the core activities in Q3 2006 relative to Q2 2006, one may notice the increase of revenues from provision of intraareal telephone connection services. Revenues from this service increased by 1.8 time (649 million rubles – Q2 2006; 1 176 million rubles – Q3 2006) due to the tariffs and traffic growth.

As to the other communication services – levels of revenues from them in the total amount of revenues didn't change significantly.

T Growth rate of revenues from communication services in Q3 2006:

Core activities	Growth rates in Q3 2006/Q3 2005
Wireline broadcasting	98.4 %
Mobile radio and telephone communication (cellular)	90.6 %

In Q3 2006 there was a decrease of wireline broadcasting and mobile radio and telephone communication services growth rates.

Decrease of revenues from wireline broadcasting and mobile radio and telephone communication was due to decrease of these communication types users:

Wireline broadcasting – Q3 2005 – 179 597 thousand rubles; Q3 2006 - 176 759 thousand rubles;

Mobile radio and telephone communication – Q3 2005 – 63 448 thousand rubles; Q3 2006 – 57 473 thousand rubles.

3.2.3. Principal types of products (works, services)

Services, which provide not less than 10% of earnings of the Issuer in Q3 2006 are:
- provision of local telephone connection;
- revenues from connection and traffic transit services;
- intraareal telephone communication.

Description	Q3 2006
Provision of local telephone connection	
Revenues from sales of products (works, services), th. rubles.	3 596 676.0
Share in the total amount of revenues, %	50.6
Connection and traffic transit services	
Revenues from sales of products (works, services), th. rubles.	1 085 190.2
Share in the total amount of revenues, %	15.3
Provision of intraareal telephone connection	
Revenues from sales of products (works, services), th. rubles.	1 175 808.7
Share in the total amount of revenues, %	16.5

Structure of the Issuer's prime cost:

Name of cost items	Share in the total cost volume in Q3 2006, %
Raw materials and consumables, %	4.1
Purchased complementary parts, semi-finished goods, %	-
Production-type operations and services rendered by outside organizations, %	9.0
Fuel, %	1.5
Power, %	1.9
Labor costs, %	36.3
Rent payment, %	2.1
Allocations for social needs, %	8.6
Amortization of the fixed assets, %	17.2
Taxes included into production costs, %	0.3
Other expenses, %	19.0
depreciation of intangible assets, %	0.0
benefits for innovation proposals, %	0.0
compulsory insurance payments, %	0.1
expense accounts, %	0.1
other, %	
Total: production and goods (works, services) sales costs (cost value), %	100.0
Product (works, services) proceeding, % of prime cost	131.7

The other costs include: costs on communication operators for traffic, channel lease; management expenses.

3.2.4. Raw materials and suppliers of the Issuer

Due to peculiarities of the Issuer's activities, main type of activity of which is provision of communication services, raw materials do not used.

3.2.5. Markets for sales of the Issuer's products (works, services)

Key markets where the Issuer conducts its operations:

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wireline services, etc.

The Central Federal District, which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to the experts' opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to the living standards, the region holds the 4th place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Kursk regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception. Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional communication services that have appeared due to the new industry technologies. The mentioned tendency remains at the moment.

Factors that may adversely affect Issuer's sale of its goods (works, services):

- decline in production;
- decrease of paying capacity of primary consumers;
- building up competence of alternative operators.

Issuer's actions to mitigate the adverse effect:

1. End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.
2. Arrangement of package services based on up-to-date multi-service networks.
3. Extension of the equipped numbering capacity and increase in a number of users.
4. Application of open software in process improvement (especially for switching equipment).
5. Application of lease patterns when expanding production.
6. Availability of substituting services.
7. Usage of the affiliated companies' capacities.

3.2.6. Licenses granted to the Issuer

Main type of the Issuer's activity is provision of communication services.

Information about licenses for provision of communication services is shown in item 3.2.10 «Additional requirements to the Issuers, the main type of activity of which is provision of communication services».

Licenses for provision of TV and radio cable broadcasting.

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License issuing authorities	License coverage area
1	Radio broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ministry of Press of Russia	**Ternovka community, Voronezh region**
2	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
3	Radio broadcasting	№ 7508	Iva-Radio	Wireline broadcasting	24.07.2003	24.07.2008	Ministry of Press of Russia	Ivanovo city, Ivanovo region
4	TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ministry of Press of Russia	Ivanovo city
5	TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Ministry of Press of Russia	Town of Lyudinovo, Kaluga region neighboring communities

6	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Town of Kondrovo, Kaluga region
7	Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kaluga
8	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kostroma
9	TV broadcasting	№ 9627	Cable TV network Kurskelektrosvyaz	Cable TV	13.12.2005	11.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kursk

10	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Lipetsk and Lipetsk region
11	Radio broadcasting	№ 9476	Inform-svyaz	On-air sound broadcast	15.11.2005	15.11.2010	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Lebedyan in the Lipetsk region and neighboring communities
12	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
13	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Dolgorukovo community, Lipetsk region

14	Radio broadcasting	№ 9960	"Dnevnoy kanal"	Wireline radio broadcasting	14.03.2006	14.03.2011	Rosohranculturа (Federal Agency supervising over mass communications and cultural legacy)	Tula, Tula region
15	Radio broadcasting	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Ministry of Press of Russia	Yaroslavl and neighboring communities (transmitter located in Dubki)
16	Radio broadcasting	№ 7246	Radio Chance	Wireline radio broadcasting	05.05.2003	24.10.2007	Ministry of Press of Russia	Yaroslavl

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License issuing authorities	License coverage area
1.	Construction of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
2.	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
3.	Land-surveying	№ МОГ – 01056	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
4.	Cartography activities	№ МОГ – 01057	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
5.	Medical care	№ 0824	03.02.2003	03.02.2008	Public Health Committee of Kursk region	Kursk region
6.	Medical care	№ 50-01--000504	10.11.2005	10.11.2010	Federal Service of Health and Social Development Control	Orel region
7.	Medical care	№ 69-01-000044	10.02.2005	10.02.2010	Federal Service of Health and Social Development Control	Tver region

8.	Medical care	№ 0211/00841	20.12.2003	20.12.2008	Public Health Department of Tula region	Tula region
9.	Medical care	№ 721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration	Yaroslavl region
10.	Education activities under educational programs	№ 58550	17.07.2006	17.07.2011	Ministry of Education of Moscow region	Moscow region
11.	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration	Yaroslavl region
12.	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
13.	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№ 2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
14.	Operation of electric power grids	№ 50007938	28.04.2003	27.04.2008	Ministry of Energy of the Russian Federation	Russian Federation
15.	Operation of heat networks	№ ЭТ-02-000283(K)	28.04.2005	28.04.2010	Federal Service on Environmental, Technical and Nuclear Control	Russian Federation
16.	Repair of measurement devices	№ 001500-P	03.03.2004	03.03.2009	State Committee of the RF for Standardization and Metrology	Russian Federation
17.	Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (C)	25.03.2004	25.03.2009	Federal Industrial and Mining Supervisory body of Russia	Russian Federation
18.	Fresh water production for industrial purposes of plants	№ 50359	07.12.2004	01.01.2015	Regional Agency on Subsoil Utilization of the Central Federal District	South-western part of Alekseevka city of Belgorod region
19.	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities	№ 53172	14.07.2003	01.01.2020	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region
20.	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Main Directorate of Natural Resources of Tambov region	Tambov region

21.	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region	Tver
22.	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Regional Agency on Subsoil Utilization of the Central Federal District	Yudinka village of the Tula region
23.	Foul water discharge	№ 00191	10.11..2005	01.11.2008	Moscow-Oka Basin Department	Tula region
24.	Maintenance of cipher (cryptographic) machines	№ 2907X	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
25.	Distribution of cipher (cryptographic) machines	№ 2908P	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
26.	Provision of services for information ciphering	№ 2909У	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
27.	Activities on technical protection of confidential information	№ 0210	11.05.2004	11.05.2009	State Technical Commission under the RF President Administration	Subsidiaries of OJSC "CenterTelecom"
28	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia
1	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
2	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	23 Lenina Street, Liski, Voronezh region
3	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk

	4	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	17 Karl Marx Street, Fatezh, Kursk region
	5	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
	6	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Nekrasova Street, Zvenigorod, Moscow region
	7	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	69 Karl Marx Street, Yegoryevsk, Moscow region
	8	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	9	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	30 25 Oktyabrya Street, Kromy, Orel region
	10	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Schedrina Street, Ryazan
	11	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	7 Gagarina Street, Starozhilovo, Ryazan region
	12	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	24 Novotorzhskaya Street, Tver
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	41 Studencheskaya Street, Torzhok, Tver region
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina prospect, Tula
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Square, Bryansk

	16	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1Б Mira Street, Pochep, Bryansk region
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	14 Sevskaya Street, Trubchevsk,Bryansk region
	18	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolyutsy Prospekt, Voronezh
	19	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	19 Sovetskaya Street, urban village Anna, Voronezh region
	20	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolyutsy Street, Smolensk
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	15 microdistrict, Yartsevo, Smolensk region
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2B, Astrakhanskaya Street, Tambov
	23	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Kotovskogo Street, Sosnovka village, Tambov region
	24	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	42 Gorkogo Street, Vladimir
	25	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	22 Komsomolskaya Street, Yaroslavl
	26	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	21 Podlipayeva Street, Kostroma
	27	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	10-th Avgusta, Ivanovo

	28	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya square, Belgorod
	29	Activities related to handling information containing state secrets (original copy)	№ 228	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
29.		Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Pereulok, Building 2, Moscow
	1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
	3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
	4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Street, Bryansk
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolutsy pr., Voronezh
	6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolutsy Street, Smolensk
	7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2в Astrakhanskaya Street, Tambov
	8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina Prospekt, Tula
	9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Shchedrina Street, Ryazan

	10	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
	11	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1 10-th Avgusta Street, Ivanovo
	12	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya Square, Belgorod
	13	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
30.		Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	OJSC CenterTelecom
	1	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	3 Revolutsy Square, Belgorod
	2	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	9 Karl Marx Square, Bryansk
	3	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	22 Komsomolskaya Street, Yaroslavl
	4	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 10th Avgusta Street, Ivanovo
	5	Performing measures and/or provision of services for protection of state secrets	2853/3/2 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 Podlipaeva Street, Kostroma

	6	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	42 Gorkogo Street, Vladimir
	7	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35 Revolutsy Prospekt, Voronezh
	8	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	38 Teatralnaya Street, Kaluga
	9	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	8 Krasnaya Square, Kursk
	10	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35a Tereshkovoy Street, Lipetsk
	11	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	29 Narodnogo Opolcheniya Street, building 2, Moscow
	12	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Lenina Street, Orel
	13	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 15 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Shchedrina Street, Ryazan
	14	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	6 Ortyabrskoy Revolutsy Street, Smolensk

	15	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	2в Astrakhanskaya Street, Tambov
	16	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	24 Novotorzhskaya Street, Tver
	17	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	33 Lenina Prospekt, Tula

The Issuer's forecast about possible renewal of special permits (licenses):
Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The Issuer has no reason to suppose that the licenses won't be duly renewed or will be suspended or recalled.

3.2.7. Joint activities in partnership

Information about joint activities, which the Issuer is conducting with other companies as of 30.09.2006:

1) CenterTelecom participates in joint-cooperation (Agreement of particular partnership № 79/89 dated December 31, 1998) on creation, development and revenue service of cellular switching system of CDMA–800 standard (Company's share – 30%).
Other participants: Topsnabinvest LLC (share – 40%), Bowling-Center LLC (share – 30%)..
Amount of investments: 6 491 036 rubles.
Purpose of investments – profit earning.
Reached financial result: 0 rubles.

2) OJSC «CenterTelecom» participates in joint activity (Partnership agreement dated 23.06.2003) on utilization of the Central station of Objects Monitoring (share – 1/3).
Other participants: LLC PSC «Center» (share – 1/3), LLC PSC «Obereg» (share – 1/3).
Amount of investments: 218 969 rubles.
Purpose of investments – introduction of monitoring of the objects security situation.
Reached financial result: 0 rubles.

3.2.8. Additional requirements to be met by issuers, which are joint-stock investment funds, insurance or credit organizations, mortgage agents

The Issuer is not joint-stock investment funds, insurance organizations or credit organization, mortgage agent.

3.2.9. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.10. Additional requirements to be met by issuers for which telecom service provision is the core activities

A) Licenses for communication services provision

№	License title	License number	Conditions for conducted operations	Date of issue	Valid till	Body, which issued the license	Coverage area.
1.	Provision of local and intra tariff band telephone service	№ 24064	- services of local and intra tariff band telephone communication of the public switched network; - services of telephone communication using hardware of the intelligent network	24.10.2002	24.10.2012	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone services	№ 23250	- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow

3.	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
4.	Data services	№ 23248	- public data network services	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.

7.	Provision of communication services via data transmission network, except for voice transmission	№ 36633	- communication service via data transmission network, except for voice transmission	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Kaluga region
8.	Provision of voice services via the data transmission network	№ 37053	- voice services via data transmission network	12.12.2005	12.12.2010	Federal Service on Telecommunications Supervision	Kaluga region
9.	Provision of sound program broadcasting over a wireline network	№ 42765	Pursuant to this licence, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: а) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network				Belgorod, Vladimir, Ivanovo, Kostroma, Kursk, Lipetsk, Moscow, Ryazan, Smolensk, Tambov, Tula, Yaroslavl regions.
10.	Provision of sound program broadcasting over a wireline network	№ 24339	- broadcasting of sound program over a wireline network	28.11.2002	28.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
11.	Provision of sound program broadcasting over a wireline network	№ 25058	- broadcasting of sound program over a wireline network	07.02.2003	07.02.2008	Ministry of Telecommunication of Russia	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow
12.	Provision of mobile radio and telephone	№ 36270	- mobile radio and telephone communication services via public switched telephone network (NTM-450 network)	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Ivanovo region

	communication via public switched telephone network		according to the licence only on the territory of the Ivanovo region				
13.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Ivanovo region
14.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36271	- mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the licence only on the territory of the Kostroma region	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Kostroma region
15.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Kostroma region
16.	Provision of mobile radio and telephone communication	№ 38499	The Company should provide mobile radio and telephone communication services (GSM-900|1800 standard network) в according to the licence only on the territory of the Tambov region	01.03.2006	01.03.2011	Federal Service on Telecommunications Supervision	Tambov region
17.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36269	- mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the licence only on the territory of the Yaroslavl region	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Yaroslavl region
18.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Yaroslavl region
19	Mobile radio telephone service	№ 24325	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Vladimir region

20	Mobile radio telephone service	№ 24326	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Vladimir region
21	Mobile radio telephone service	№ 24327	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Voronezh region
22	Mobile radio telephone service	№ 24328	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ivanovo region
23	Mobile radio telephone service	№ 24695	- mobile radio telephone service on public telecommunications network	30.12.2002	30.12.2007	Ministry of Telecommunication of Russia	Ivanovo region
24	Mobile radio telephone service	№ 24329	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kaluga region
25	Mobile radio telephone service	№ 24330	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kursk region
26	Mobile radio telephone service	№ 24331	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Lipetsk region
27	Mobile radio telephone service	№ 24332	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Moscow region
28	Mobile radio telephone service	№ 24333	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Orel region
29	Mobile radio telephone service	№ 24334	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ryazan region
30	Mobile radio telephone service	№ 24335	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Smolensk region
31	Mobile radio telephone service	№ 24336	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tver region
32	Mobile radio telephone service	№ 24337	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunicatio	Tula region

						n of Russia	
33	Mobile radio telephone service	№ 24338	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Yaroslavl region
34	On-air broadcasting of sound programs	№ 35111	- on-air broadcasting of sound programs	17.10.2005	17.10.2008	Federal Service on Telecommunications Supervision	Vladimir region
35	On-air broadcasting of sound programs	№ 34303	On-air broadcasting of sound programs	01.08.2005	29.10.2008	Federal Service on Telecommunications Supervision	Voronezh region
36	On-air broadcasting of sound programs	№ 34302	On-air broadcasting of sound programs	11.08.2005	08.10.2009	Federal Service on Telecommunications Supervision	Ivanovo region
37	Broadcasting of sound and TV programs on cable TV networks	№ 23533	- broadcasting of sound and TV programs on cable TV networks	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Ivanovo
38	On-air broadcasting of sound programs	№ 41565	Pursuant to this licence, the Company should provide subscriber with: a) access to communication network of the licensee; b) propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	20.08.2006	20.08.2011	Ministry of Telecommunication of Russia	Vorotynsk community of Babynsk area, Kaluga region
39	On-air broadcasting of TV programs	№ 28681	- on-air broadcasting of TV and sound programs	31.10.2003	27.08.2008	Ministry of Telecommunication of Russia	Kaluga region
40	On-air broadcasting of sound programs	№ 40783	Pursuant to this licence, the Company should provide subscriber with: Receipt of TV and (or) radio broadcasting from broadcasting companies; On-air broadcasting of programs	28.04.2006	05.01.2011	Federal Service on Telecommunications Supervision	Kondorovo, Kaluga region

41	On-air broadcasting of sound programs	№ 43986	-	-	-	At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage	Kaluga region
42	On-air broadcasting of sound programs	№ 32187	On-air broadcasting of sound programs	10.05.2005	10.05.2008	Federal Service on Telecommunications Supervision	Kostroma region
43	Broadcasting of sound and TV programs on cable TV networks	№ 28953	- broadcasting of sound and TV programs on cable TV networks	12.11.2003	12.11.2006	Ministry of Telecommunication of Russia	Kostroma
44	On-air broadcasting of sound programs	№ 32839	On-air broadcasting of sound programs	22.06.2005	30.06.2008	Federal Service on Telecommunications Supervision	Shchigry, Kursk region
45	On-air broadcasting of sound programs	№ 23557	On-air broadcasting of sound programs	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Gorshechnoye community, Kursk region
46	Provision of telecommunication services for cable broadcasting	№ 31082	- telecommunication services for cable broadcasting	25.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Kursk
47	On-air broadcasting of sound programs	№ 23543	- on-air broadcasting of sound programs	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Lipetsk region
48	On-air broadcasting of sound programs	№ 32046	- on-air broadcasting of sound programs	31.05.2005	23.07.2009	Federal Service on Telecommunications Supervision	Lipetsk region
49	On-air broadcasting of sound programs	№ 36678	- on-air broadcasting of sound programs	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Dolgorukovo, Lipetsk region
50	On-air	№ 43251	-	-	-	At the current	Lebedyan, Lipetsk region

	broadcasting of sound programs					moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage	
51	On-air broadcasting of TV programs	№ 23924	On-air broadcasting of TV programs using MMDS system in 2500 – 2700 MHz band	04.10.2002	04.10.2007	Ministry of Telecommunication of Russia	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
52	On-air broadcasting of TV programs	№ 20413	- On-air broadcasting of TV programs	10.12.2001	10.12.2006	Ministry of Telecommunication of Russia	Moscow region
53	On-air broadcasting of sound programs	№ 31551	- on-air broadcasting of sound programs	26.04.2005	22.04.2008	Federal Service on Telecommunications Supervision	Moscow region
54	Broadcasting of TV and sound programs over cable TV network	№ 28932	broadcasting of sound and TV programs on cable TV networks	12.11.2003	12.11.2006	Ministry of Telecommunication of Russia	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
55	On-air broadcasting of sound programs	№ 40296 Licence is under technical registration process in the Federal Service on Telecommunications Supervision	-	28.04.2006		Federal Service on Telecommunications Supervision	Tambov region
56	Provision of telecommunication services for cable broadcasting	№ 31083	telecommunication services for cable broadcasting	15.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Yaroslavl

57	On-air broadcasting of sound programs	№ 26670	- on-air broadcasting of sound programs	05.06.2003	16.07.2007	Ministry of Telecommunication of Russia	Yaroslavl and neighbouring settlements, Yaroslavl region

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base according to the license:

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: met according to the license validity conditions.

Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.

Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.

Probability of occurrence of such negative factors: not found.

Б) Communications Networks

Description of physical communications networks the issuer uses for rendering communications services.

Local Communications

OJSC «CenterTelecom» is a significant operator on the telecommunications market of the central part of Russia in the sphere of services of local telephone communications access.

OJSC «CenterTelecom» is one of the major interregional carriers. The Company has a developed telecommunications infrastructure in the most densely populated region of Russia covering about 20% of the total population of the country.

The Company carries out its activity in 17 Russian constituent entities.

OJSC «CenterTelecom» renders a wide range of services which include traditional telephone communications services, Internet, data transfer, over-the-air and cable television, networks of wire and VHF broadcasting, lease of cannels and other network resources. The Company renders services on connection to the common telephone communications network to other carriers.

According to the current data of 01.10.2006, the mounted capacity of OJSC «CenterTelecom»'s telephone network comprises 6 963 160 numbers.

Today local telephone networks are a complex engineering system, which consists of 8,516 automatic exchanges of different types. OJSC «CenterTelecom»'s communications network constantly develops. The company introduces modern multifunctional switching centers built on fiber-optic communications lines using SDH-enabled hardware and organizes radio-relay digital lines. According to the data of 01.10.2006 the capacity of digital automatic exchanges comprises 51.3% of the total mounting capacity. The network development on account of installing electronic national and foreign automatic exchanges allows not only to increase the network capacity, but also to extend the range of rendered modern communications services, such as dial-up access, ISDN, value-added services, etc.

Out of the total amount of mounted capacity of OJSC «CenterTelecom»'s telephone network, city telephone numbers comprise 85.2% and rural automatic exchanges – 14.8%.

Line and cable facilities of OJSC «CenterTelecom»'s local communications network are created and used for rendering services under the current licenses. The total length of cable networks presently comprises 738 162 km and is constantly increased, the length of optical-fiber cable networks comprises 6 805 km.

Intercity Communications

OJSC «CenterTelecom» renders intercity and international communications services on the basis of contracts concluded with Russian intercity and international carriers OJSC «Rostelecom» and OJSC «MTT».

Traffic switching between OJSC «CenterTelecom»'s telephone network and long-distance carriers is performed on the basis of intraareal transit nodes ITN (AITC). Presently OJSC «CenterTelecom» uses 21 ITN (AITC).

Both optical-fiber and radio-relay communications lines are used for providing interexchange and intraareal communications.

According to the data of 01.10.2006, the length of intraareal transmission lines comprises 33 244.42 km, optical-fiber transmission lines comprise – 15 042.74 km, which forms the base for providing high-quality digital channels and interconnecting lines. The Company applies only certified optical-fiber cables meeting the highest requirements. Over the 3rd quarter of 2006 the Company commissioned 43.64 km of intraareal optic-fiber transmission lines.

All subscribers have access to the automatic intercity and local telephone communications. OJSC «CenterTelecom» under the agent agreement with OJSC «Rostelecom» makes out invoices to subscribers for intercity and international traffic on behalf of OJSC «Rostelecom» and independently collects payments for intraareal traffic and subscriber fee for the use of the telephone.

Information on the radio frequency resource dedicated by OJSC «CenterTelecom» according to the Russian Federation legislation for rendering communications services with the use of electronic means on the territory of the Russian Federation Central Federal District.

In order to render services with the use of electronic means, OJSC «CenterTelecom» has a radio frequency resource drawn up according to the Russian Federation legislation:

1. For rendering over-the-air TV and radio broadcasting services (over-the-air broadcasting of TV and radio broadcasting programs) on the territory of Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver and Yaroslavl regions- 144 radio frequencies drawn up in 103 permits to use radio frequencies (hereinafter referred to as permits).

2. For rendering cellular radiotelephone communications services on the territory of Ivanovo, Kostroma and Yaroslavl regions:

- in NMT-450 standard - 446 radio frequencies licensed in 8 permits;
- in IMT-MC-450 standard – 186 broadband radio frequency channels licensed in 3 permits.

3. For rendering cellular radiotelephone communications services on the territory of Tambov region:

- - in GSM- 900 standard - 612 radio frequencies licensed in 10 permits;
- in GSM – 1800 standard - 244 radio frequencies licensed in 3 permits.

4. For rendering mobile radiotelephone communications services in MPT 1327 (Altai) standard on the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula and Yaroslavl regions – 1 464 radio frequencies licensed in 41 permits.

5. For rendering local telephone connection and data transfer services with wireless access equipment on the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk and Tula regions – 940 radio frequencies (broadband radio channels) licensed in 92 permits.

Besides, for organizing transmission systems on local and intraareal communications lines with radio-relay means - 542 radio frequencies licensed in 120 permits.

3.3. Plans of the Issuer's Further Activity

Description of the issuer's plans in relation to its future activity (including description of plans concerning organization of new production, extension or decline of production, development of new types of products, modernization and reconstruction of main assets, possible change of the main activity):

In 2006 the Company will continue scheduled measures on development and modernization of local and intraareal communications networks on the basis of modern technologies. Over 2006 it is planned to commission facilities which mounting capacity shall comprise over 130 thousand numbers. In 2006 the Company also plans to lay over 800 km of intraareal fiber-optical communications lines in Moscow, Bryansk, Tula, Smolensk, Ryazan, Verkhnevolzhsk and Kursk branches.

Strategic trend of common communications network development is still their gradual transformation into multiservice networks with rendering various services and extension of communications capacity with the help of xDSL equipment.

In 2006 in view of the growing actual demand on high-speed connections to the built multiservice network by ADSL technology (Internet, VPN, Dial-up, Ethernet) and growing competition in the

dynamically developing sector of the new services market, the Company plans to increase the number of access ports.
One of the priority trends of OJSC «CenterTelecom»'s activity is still construction of Call centers. Implementation of Call centers will continue in Moscow, Kaluga and Verkhnevolzhsk branches on the account of increasing the volume of "content-dependent" services and served traffic.

In 2006 the Company provides for project works for 2007 sites on organization of access to 112 node according to Decree of the Russian Federation Government No.894 of 31.12.2004 on organization of access to 112 single emergency operative service.

Under the Billing Updating Program in 2006 the Company plans to launch the "Purchase of main equipment in Data centers" project, this project has the status of extremely important as it implies development of server software of centralized ACS on the hardware platform.

Within the framework of creating infrastructure for developing Oracle E-Business Suite the Company plans to design and develop transit nodes and the information security system.

Sources of future profit: the Issuer's main activity.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

Production, banking, financial groups, holdings, groups of companies and associations, in which the Issuer participate:

1. Organization: ***Association of communication quality control and informatization «International Telecommunications Quality Congress»***
Enlistment year: ***2003***
Functions: ***Member of the organization. Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.***

2. Organization: ***Non-commercial partnership «TelecomForum»***
Enlistment year: ***2003***
Functions: ***Member of the organization. Support of processes for forming of the Russian information community as a part of the global information space. Assistance in development of information and telecommunication infrastructure on the territory of the Russian Federation.***

3. Organization: ***Association of Telecommunication Open Joint-stock Companies of the Russian Central ChernozemnyRegion***
Enlistment year: ***1997***
Functions: ***Member of the organization. Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard.***
Promotion in development, cooperation and specialization of communication services.
Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.

4. Organization: ***Non-governmental pension fund Telecom-Soyuz***
Enlistment year: ***2002***
Functions: ***Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.***

5. Organization: ***International association of DSM MoU cellular communication operators***
Enlistment year: ***1998***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems.International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).***

Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.

6. Organization: ***Association of GSM cellular mobile communication network operators***
Enlistment year: ***1995***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).***

7. Organization: ***Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications (ATO)***
Enlistment year: ***2001***
Functions: ***Member of the organization. Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.***

8. Organization: ***Non-profit partnership Center for Investigation of Telecommunications Development Problems***
Enlistment year: ***2001***
Functions: ***Member of the organization. Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.***

9. Organization: ***Public Association of Document Telecommunication***
Enlistment year: ***2003***
Functions: ***Member of the organization. Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.***

10. Organization: ***Russian Fund of Communications History***
Enlistment year: ***2002***
Functions: ***Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. Rnovation of Saint-Petersburg head post office. Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.***

11. Organization: ***Non-commercial partnership «Football club «Spartak-Telecom»***
Enlistment year: ***1996***
Functions: ***Member of the organization. Forming of the football teams representing the Club at different competitions, participation in the Footbal Championship and Cup of Russia and international competitions.***

12. Organization: ***Electric Communication Development Fund***
Enlistment year: ***2003***
Functions: ***Attraction of resources, organization and performing of activities aimed at enhancement and development of electric communication in the CFD.***

13. Organization: ***Industry Employers Union «Communication»***
Enlistment year: ***2004***
Functions: ***Member of the organization. Enhancement of social partnership with representatives of workers.***

14. Organization: ***Non-commercial Partnership «Russian Institute of Directors» (RID)***

Enlistment year: *2005*
Functions: ***Member of the organization. Improvement of corporate governance aimed at increase of financial resources usage efficiency and the company's investment attractiveness.***

15. Organization: ***Non-commercial Partnership «Russian Club of Telecommunication Industry Workers»***
Enlistment year: *2005*
Functions: ***Member of the organization. Creation of scientific-methodical and material and technical basis for development of measures in the interest of the industry workers «Communication», implementation of experience and professional knowledge in telecommunication, settlement of disputable situations between telecommunication enterprises, participation in development of draft laws, statutory documents related to telecommunication.***

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: **Russian Telecommunication Network Open Joint-Stock Company**
Short tradename: RTS OAO
Located at 2/15 Maroseika Str., Moscow 101000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:
- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
Alexander A. Lutsky (1972), Chairman of the Board of Directors
Alexander Iv. Kirillov (1956)
Vladimir V. Kozin (1970)
Sergei V. Nazarov (1971)
Yuliya V. Markina (1975)
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Vladimir A. Petrov (1953)

Full tradename: **Closed Joint-Stock Company "ATS"**
Short tradename: ATS ZAO
Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%
A description of the company's main type of operations:

- provision of local and intraareal telephone communication services,
- provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972), Chairman of the Board of Directors
Alexander I. Kirillov (1956)
Sergei V. Nazarov (1971)
Mikhail V. Kolyada (1960)
Yuliya V. Markina (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei E. Savenkov (1969)

Full tradename: **Teleport Ivanovo (TPI) Limited Liability Company**
Short tradename: Teleport Ivanovo ZAO
Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander A. Kopytin (1971)

Full tradename: **MobilCom Limited Liability Company**
Short tradename: MobilCom OOO

Located at 17 Mira Street, Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Leonid N. Kopachenko (1943)

Full tradename: **Telecom-Stroy Limited Liability Company**
Short tradename: Telecom-Stroy OOO
Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- construction and repair works.

Description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The subsidiary's Board of Directors has not been elected yet.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Oleg I. Shepelev (1950)

Full tradename: **Telecom-Terminal Limited Liability Company**
Short tradename: Telecom-Terminal OOO
Located at 13 Lenin Prospekt, Ivanovo 153000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;
- aftersale services to the subscribers of the GSM 1800 cellular communication network in the framework of the contract with OJSC MTS, the Ivanovo Branch;
- provision of consultation services with regard to the hardware of information systems for communications.

Description of such a company's significance for the Issuer's operations:
the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
The subsidiary's Board of Directors has not been elected yet.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei B. Papulin (1960)

Full tradename: **Vladimir Teleservice Closed Joint-Stock Company**
Short tradename: Vladimir Teleservice ZAO
Located at 20 Gorokhovaya Str., Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's ordinary stock owned by the Issuer: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- providing the services of telematic centres and data transmission services on the territory of the Vladimir Region.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Anatoly Ye. Brekhov (1952)
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Olesya Yu. Kalinikhina (1978)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the

indication of his year of birth:

Andrei G. Andreyev (1970)

Full tradename: **TverTelecom Limited Liability Company**

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the construction and overhaul of communication facilities;
- the lease-out of communication channels;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres;
- the provision of local, intercity and international communication services over a dedicated network;
- the provision of data transmission services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anna P. Belyaeva (1972)
- Sergei A. Grushin (1967)
- Vyacheslav Ya. Sergienko (1952) – Chairman of the Board of Directors
- Artem A. Tynyansky (1976)
- Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vitaly S. Kostenko (1944)

Full tradename: **CenterTelecomService Closed Joint-Stock Company**

Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;

- the lease-out of communication channels.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Sergei V. Nazarov (1971) - Chairman of the Board of Directors
- Alexander A. Lutsky (1972)
- Alexander I. Kirillov (1972)
- Andrei D. Kartashov (1974)
- Pavel V. Polishchuk (1977)
- Vadim M. Kondratov (1969)
- Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vadim M. Kondratov (1969)

Full tradename: **Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company**

Short tradename: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

Description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander V. Boitsev (1955)

Full tradename: **Vladimirsky Taxophone Limited Liability Company**

Short tradename: Vladimirsky Taxophone Ltd.

Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 51 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity:
- the establishment and arrangement, in the city of Vladimir and the Vladimir Region, of a network of universal card phones so as to provide the population with local, intercity and international communication services; the services of service phone cards (SPC).

The company's significance for the Issuer's activity:
- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Anatoly N. Korovin (1946), Chairman of the Board of Directors
- Vladimir I. Yurkin (1951)
- Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vladimir I. Yurkin (1951)

Full tradename: **Telecom Closed Joint-Stock Company of the Ryazan Region**
Short tradename: JSC Telecom
Located at 36 Svobody Str., Ryazan 390006, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %
The share of the subsidiary's ordinary stock owned by the Issuer: 50.9%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:
- the provision of local, intercity and international communication services;
- the services of equipment lease-out.

Description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Yury A. Chemerikin (1954) – Chairman of the Board of Directors
- Vladimir N. Shevnev (1941)
- Vladimir I. Veretennikov (1952)
- Vladislav N. Shatilov (1959)
- Lidiya I. Kalinina (1955)
- Vera V. Kuzovkina (1970)
- Natalya A. Sudareva (1958)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Valery A. Ushakov (1948)

Full tradename: **TeleRoss-Voronezh Closed Joint-Stock Company**

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of activity:

- the lease-out of communication equipment.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Alexander G. Kudryavtsev (1954)
- Alexander V. Khaustovich (1949) , Chairman of the Board of Directors
- Natalia A. Sudareva (1958)
- Andrei Ye. Patoka (1969)
- Vasily M. Petrov (1956)
- Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Vasily M. Petrov (1956)

Full tradename: **OJSC Rinfotels Telecommunication Company**

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26%

The share of the subsidiary's ordinary stock owned by the Issuer: 26%

The size of the subsidiary's share in the Issuer's authorized capital – 0.001089%

The share of the Issuer's ordinary stock owned by the subsidiary – 0.001452%

Description of the company's main type of activity:

- the provision of data transmission services;
- the services of telematic centres;
- Internet access provision.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1957), Chairman of the Board of Directors
- Sergei V. Bobylev (1961)
- Igor M. Maizels (1954)
- Valery P. Melkov (1945)
- Vladimir N. Shevnev (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Sergei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of 30.09.2006.

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %	This person's share in the authorized capital of OJSC CenterTelecom, %
Anatoly Ye. Brekhov	0.029886	0.038026
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0
Valery P. Melkov	0.013308	0.017744
Andrei V. Saprykin	0.010306	0.012387
Natalia A. Sudareva	0.000442	0.000350
Alexander G. Udilov	0.000190	0.000051
Alexander V. Khaustovich	0.102933	0.133398
Yuri A. Chemerikin	0.004278	0.005703
Vladimir N. Shevnev	0.023227	0.028180
Vladimir I. Yurkin	0.000020	0.000027
Evgeny Iv. Savenkov	0.058008	0.074293
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed assets

№	Name of the fixed assets group	Original (replacement) cost, RUR	Amount of accumulated depreciation, RUR
Reporting date: 30.09.2006			
1.	Land lots and natural management facilities	31 301 152	0

2.	Buildings	4 693 854 376	1 062 979 143
3.	Facilities	15 953 037 145	6 647 884 290
4.	Machinery and equipment	28 540 631 158	12 829 599 870
5.	Vehicles	598 638 900	447 831 687
6.	Other	2 473 809 313	1 524 452 440
	TOTAL:	**52 291 272 044**	**22 512 747 430**

The method for revaluation of the fixed assets:

Prior to Company's aggregation on November 30, 2002, Issuer's fixed assets had not been revaluated. Fixed assets of associated companies had been balanced at their residual balance value as of November 30, 2002. However, it will be observed that some of the associated companies undertook revaluations within the period from 2000 to 2002. Due to the fact that revaluations were performed by independent companies at that moment and in different time (Voronezh, Orel, Tambov – 2000, Tula, Kaluga and Kostroma – 2001, Tver – 2000-2002) with different revaluation techniques (different valuators), the Issuer considers inappropriate to provide the data on the revaluation history for each of the associated companies within the period preceding their association.

As of January 1, 2006 the Company didn't revaluate the fixed assets.

The Company put fixed assets at the amount of 6 332 006 thousand rubles (as of 30.09.06). . The encumbrance starts upon receipt of fixed assets and ends upon debt repayment of loan funds.

Nature of the encumbrance – property pledge under credit agreements.

Number, date of the fixed assets pledge agreement	Sum of the pledge, rubles	Purpose of pledge	The date of the pledge initiation	Validity of the agreement
Credit agreement, №KB 97804129 from 26.04.04 to 20.03.07, Vneshtorgbank SB of the RF, Voronezh	61 340 363	Receiving of credit	26.04.2004	20.03.2007
Agreement №04-01 dated 09.02.2004 CJSC "CB "GUTA-BANK" "Smolensky" branch	26 912 827	Receiving of credit	09.02.2004	08.02.2007
Pledge agreement without number dated 16.11.99 FSUE Mashpriborintorg	87 674 106	Receiving of credit	16.11.1999	30.11.2007
Pledge agreement № 6500/215 dated 29.12.03 OJSC Vneshtorgbank	47 863 702	Receiving of credit	29.12.2003	30.11.2006
Agreement № 1020-ДЗ dated 19.11.2004г. OJSC "Vneshtorgbank"	14 976 337	Receiving of credit	19.11.2004	01.11.2007
Agreement № 1194-ДЗ dated 28.12.2004г. OJSC "Vneshtorgbank"	53 719 479	Receiving of credit	28.12.2004	27.12.2007
Agreement №1/6413 dated 09.02.2005 JSCB "Promsvyazbank"	1 039 853 860	Receiving of credit	09.02.2005	12.02.2010
Agreement № 1014 dated 30.06.2004 OJSC "Vneshtorgbank"	50 539 490	Receiving of credit	30.06.2004	2007
Agreement № 1265-ДЗ dated 20.01.2005 OJSC "Vneshtorgbank"	73 225 706	Receiving of credit	20.01.2005	20.01.2008
Agreement № 1266-ДЗ dated 20.01.2005 OJSC "Vneshtorgbank"	60 073 104	Receiving of credit	20.01.2005	20.01.2008
Agreement 01-KP-539/05 dated 01.08.05 OJSC	143 521 072	Receiving of credit	01.08.2005	31.07.2007

"Russian Bank for Development"				
Agreement №29-261/15/2031-05-3ДИ/2030 dated 28.03.2006 JSCB «Bank of Moscow»	750 308 637	Receiving of credit	28.03.2006	16.05.2008
Additional agreement №1 dated 16.06.06 to the Agreement №29-261/15/2031-05-3ДИ/2030/6659/06-ДО dated 28.03.2006. JSCB «Bank of Moscow»	1 053 057 102	Receiving of credit	16.06.2006	16.05.2008
Agreement №1 dated 10.05.2006 JSCB «Promsvyazbank», pledge agreement № 1/1 dated 30.06.2006	2 868 940 045	Receiving of bank guarantee	30.06.2006	09.05.2007
Total	**6 332 005 830**			

IV. Financial and business performance of the Issuer

4.1. Results of the financial and business operations of the Issuer

4.1.1. Profit and losses

Indicators characterizing the issuer's profitability and losses for Q3 2006:

Name of indicator	Indicator value in the 3rd quarter of 2006
Revenue, thousand rubles	7 113 451
Gross profit, thousand rubles	1 713 274
Net profit (undistributed profit (uncovered loss)), thousand rubles	838 406
Profitability of the own capital, %	4.7
Profitability of assets, %	1.9
Net profit factor, %	11.8
Product (sales) profitability factor, %	24.1
Capital turnover, times	0.25
The amount of uncovered loss for the accounting date, thousand rubles	-
Correlation of uncovered loss for the accounting date to the currency balance	-

The procedure recommended by the Russian Federal Service for Financial Markets was used for calculation of the above indicators.

Comparing the 3rd qurter of 2006 with the 3rd quarter of 2005, one can notice a positive trend of all above mentioned indexes growth.

The revenues increased by 2.8% and amounted to 7 113.5 million rubles (6 917.1 million rubles – 3rd quarter of 2005).

The gross profit amounted to 179.2 million rubles, and in the 3rd quarter of 2006 this indicator was at the level of 1 713.3 million rubles.

The net profit in the 3rd quarter of 2006 increased by 5.2 times and made 838.4 million rubles. As a result of it, the indicator of own capital profitability increased by 4.7% (1.07% - Q3 2005); assets profitability indicator raised by 1.9% (0.36% - Q3 2005); net profit factor increased by 11.8% (0.36% - Q3 2005). The increase of net profit resulted from operating profit growth and reestablishment of bad debt reserve as a result of monetary funds receipt from the Finance Ministry of

Russia on account of overdue accounts receivable redemption on benefit receiving category of subscribers.

Due to the tariffs growth and costs reduction (as a result of mutual exchanges between the operators and reconsideration of conditions of a number of agreements on provision to third-party companies services of the Issuer), in Q3 2006 there was a rise in product (sales) factor – 24.1% against 22.18% in Q3 2005.

Capital turnover factor made 0.25 times (0.23 times – Q3 2005).

Over the analyzed period the Issuer had no uncovered loss, consequently correlation of uncovered loss to the currency balance is not calculated.

In general, we can make a conclusion on the trend of the Issuer's growing main profitability factors and on the increasing company management efficiency.

Opinions of the issuer's regulatory bodies in relation to the above causes and the degree of their impact on the financial and economic activity indicators coincide.

4.1.2. Causes of changes in the Issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations

Factors which, according to the issuer's regulatory bodies, influenced changes of revenue from the issuer's sales of commodities, products, works and services and the issuer's profit (losses) from the main activity over the Q3 2006:

Factor	Evaluation of influence of the following factors
	Q3 2006
Inflation influence	low
Change of foreign currency rates	low
Decisions of public bodies	high
Increased number of rendered services	average
Increased net cost	average

Opinions of the issuer's regulatory bodies in relation to the above factors and the degree of their impact on the financial and economic activity indicators coincide.

4.2. Liquidity of the Issuer, sufficiency of the capital and current assets

Indicators characterizing the Issuer's liquidity:

Name of indicator	The first 9 months of 2005	The first 9 months of 2006
Own current assets, thousand rubles	-21 741 196	-20 269 617
Permanent asset indicator	2.36	2.14
Current liquidity factor	0.48	0.42
Fast liquidity factor	0.28	0.23
Own assets autonomy factor	0.36	0.40

The procedure recommended by Order of the Russian Federal Service for Financial Markets No. 05-5/pz-n of 16.03.05 was used for calculation of the above indicators.

Liquidity indicators characterize the issuer's ability to fulfill its short-term obligations. The essence of these indicators is in comparison on the Issuer's current obligations and its own assets which shall provide for liquidation of obligations.

In the first 9 months of 2006 permanent asset indicator decreased by 9.3% in comparison with the respective period of the last year in connection with advanced growth rate of the own capital and stocks on account of the increased net profit above the growth rates of fixed assets.

Decrease of current and fast liquidity factors for the first 9 months of 2006 against the first 9 months of 2005 was due to increase of short-term obligations value.

The short-term debt reflects obligations on the 4th bonded debt due on 21.08.09. The loan debt is qualified as short-term in view of the offer due on 16.11.06. It is unlikely that the major part of bonds will be produced for repayment, which gives a possibility to qualify this debt as long-term.

The issuer does not consider the spread between the current assets and the current obligations to be a risk because it has open credit limits in commercial banks.

Opinions of the issuer's regulatory bodies in relation to the above factors and the degree of their impact on the financial and economic activity indicators coincide.

4.3. Value and structure of the Issuer's capital and current assets

4.3.1. Value and structure of the Issuer's capital and current assets

The size of the issuer's registered capital as of the end of the accounting period: 6 311 998 965 rubles, corresponds to the constituent documents.

Dynamics of capital structure change, thousand rubles

	9 months of 2005	9 months of 2006
Size of the registered capital	6 311 999	6 311 999
Total cost of the issuer's shares bought by the issuer for their further resale (transfer)	-	-
Size of the reserve capital formed on account of profit withholdings	31 560	64 985
Size of additional capital	646 822	646 822
Size of undistributed net profit*	8 529 851	10 338 024
Total amount of the issuer's capital	**15 520 232**	**17 361 830**

* - undistributed profit of the previous years + - undistributed profit of the reporting period– outstanding loss of the previous years – outstanding loss of the reporting period

The above structure of the issuer's own capital is specified according to accounting control.

For the first 9 months of 2006 the share of the own capital in the structure of liabilities increased (38.6%) comparing with the same period of the previous year (33.0%).

Structure and size of the issuer's current assets according to the Issuer's accounting control:

Name of indicator	Unit of measurement	The first 9 months of 2005	The first 9 months of 2006
Stocks	thousand rubles	1 066 239	2 144 433
	in %%	16,08%	31,16%
VAT on acquired values	thousand rubles	1 592 615	973 156

	in %%	24,01%	14,16%
Accounts receivable	thousand rubles	2 903 269	3 125 693
	in %%	43,81%	45,42%
Short-term financial investments	thousand rubles	1197	0
	in %%	0,01%	0
Monetary funds	thousand rubles	1 065 986	637 178
	in %%	16,07%	9,25%
Other current assets	thousand rubles	1 538	1 264
	in %%	0,02%	0,01%
Total	**thousand rubles**	**6 630 844**	**6 881 724**
Total amount of current assets	**in %%**	**100%**	**100%**

For the 9 months of 2006 current assets increased by 3.8 % comparing with the same period of the previous year, mainly, due to rise in future periods costs.

In the structure of the issuer's assets, the share of the current assets in the analysed period amounted to 15.3 % against 14.9 % for 9 months of the previous year.

The sources of current assets financing are generally profits from the main activity, as well as short-term bank credits.

Factors which can bring changes in the current assets financing policy:

- change of accounts receivable level, reserve level, speed of the current assets turnover;
- changes connected with bank interest rate values;
- change of the level of market prices at production stocks and other types of inventory items;
- change of the level of prices at services rendered by the issuer.

Evaluation of possibility of such factors:

- the Issuer's policy of assets management in the part of accounts receivable and stocks is aimed at reduction of their level and turnover terms. Negative impact of this factor on the current assets financing practice is unlikely;
- cost of bank credits and refinance rate set by the Russian Federation Central Bank trend to reduction. Negative impact of this factor on the current assets financing practice is unlikely;
- prices at inventory items used by the Issuer in the course of its economic activity are not exposed to sharp market fluctuations. Negative impact of this factor on the current assets financing practice is unlikely;
- the Issuer's market strategy is aimed at expansion of its activity in the sectors with uncontrolled prices and rates. Negative impact of this factor on the current assets financing practice is unlikely.

4.3.2. Financial investments of the Issuer

The amount of the overall issuer's financial investments as of 30.09.2006 comprised ***1 639 211 920 rubles.***

The list of the issuer's financial investments comprising 10 and over percent of its total financial investments as of the end date of the accounting period:

Investments in securities are shown in the Table:

Type of security	Full and short company names	Location	No. of the state registration of security issues	Security issue registration date and registering authority	Number of securities owned by the issuer, pieces	Face value of investments owned by the issuer, rubles	Total balance value of securities owned by the issuer, rubles	Dividends for 2005, rubles; payment terms
Common shares	Open Join-Stock Company "Russian Telecommunications Network", OJSC "ROSNET"	101000, Moscow, Maroseika st., 2/15	1-03-01033-A	05.03.1998, Interregional department of the Russian Federal Service for Financial Markets	876 477	8 764 770	1 449 084 559	2 242 000 not later than 31.12.2006
			1-03-01033-A-004 D	28.09.2005, regional department of Federal Financial Markets Service in the Central Federal District	10 768	107 680		
			1-03-01033-A-003 D	28.09.2005, registration department of Federal Financial Markets Service in the Central Federal District	416 089	4 160 890		
					1 303 334	**13 033 340**		

The Issuer had no financial investments in non-issued securities comprising 10 and over percent of its total financial investments as of 30.09.2006.

The issuer had no other financial investments comprising 10 and over percent of its total financial investments as of 30.09.2006.

The reserve for financial investment depreciation as of 30.09.2006 comprised 21 373 thousand rubles.

Accounting standards (rules) according to which the issuer made calculations reflected in this Clause: *Federal law No. 129-FZ "On accounting control" of 21.11.96; Provision on bookkeeping and accounting control in the Russian Federation approved by Decree of the Russian Federation Ministry of Finance No.34n on 29.07.98; Provision on accounting control 19/02 "Financial investment accounting" approved by Decree of the Russian Federation Ministry of Finance No. 126n of 10.12.02.*

4.3.3. Intangible assets of the Issuer

Name of intangible assets group	Initial cost, thousand rubles	Accumulated depreciation amount, thousand rubles
Accounting date: as of 30.09.2006		
Exclusive rights to inventions, industrial sample, useful model, computer programs, data bases	2 090	1 089
Exclusive rights to trade marks and brands	83	27
TOTAL	2 173	1 116

Intangible assets were accounted according to Provision on accounting control 14/2000 approved by Decree of the Russian Federation Ministry of Finance No. 91n of 16.10.2000.

4.4. Policies and expenses of the Issuer in respect of R&D, licenses and patents, new designs and research reports

Period	Expenses on scientific and technical activity, thousand rubles
2001 год	38 010*
2002 год	33 957*
2003 год	0
2004 год	239**
2005 год	500**
9 months of 2006	2 050

* - research and development expenses were not included in intangible assets and incomplete construction and were included in the Company's expenses.

** - research and development expenses were included in incomplete construction.

The Company performs work on licensing the following intellectual property objects:

"Areaway of the underground low-channel communications facility" (invention). Provides processibility and effectiveness of construction and repair.

"Automated design and technical recording of telecommunications network facilities" (invention). Reduces labor intensity of design and technical recording of communications facilities simultaneously increasing the project information value and reliability.

"Planning map of the project and technical recording of underground telecommunications network facility lines" (industrial sample);

"Planning map of the project and technical recording of earthworks performed during construction and reconstruction of telecommunications network facilities" (industrial sample);

"Planning map of the project and technical recording of telecommunications network air line" (industrial sample);

"Planning map of the project and technical recording of in-house telephone network" (industrial sample).

The Company has:

1. Trade mark certificate No. 200257 of 11.03.2001. The trade mark is used by the Company for individualization of commodities, handled works and rendered services. The Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from October 16, 2000.

2. Patent for invention No. 2231125 of 10.09.2004 "Transmission of alarm message signals via occupied digital communications channels".

3. Patent for invention No. 2264042 of 10.11.2005 "Broadcasting network".

4. Patent for useful model No. 44693 of 27.03.2005 "Areaway of the underground low-channel communications facility".

5. Certificate on official registration of "Telephone network subscribers of the Tula branch of OJSC «CenterTelecom»" data base No. 2004620254 of 27.10.2004.

6. Certificate on official registration of "Single Payment Card System" computer program No. 2005610821 of 07.04.2005.

7. Certificate on official registration of "Overall Document Flow" computer program No. 2005610822 of 07.04.2005.

8. Certificate on official registration of "Personnel management" computer program No. 2005610823 of 07.04.2005.

9. Patent for useful model No. 22253 of 10.03.2002 Manual "Facing the Customer" for personnel customer cooperation training in organizations rendering services to legal and physical bodies.

10. Trade mark certificate No. 151455 of 10.04.1997, the Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from 30.09.1996.

11. Trade mark certificate No. 300687 "Your Internet Style" of 31.12.2006.

The validation period of patents and trade mark (service mark) registration is determined according to the applicable legislation. Patents and trade mark (service mark) registrations can be extended in the established order.

4.5. Trend analysis of the core business of the Issuer

The main development trends of communications field and the main factors influencing the field:

Macroeconomic situation still remains favorable in the Central Federal District versus other Russian Federation regions. However, economy growth retardation common for Russia influences the development of the CFD economy. (In particular, GDP growth retardation and inflation growth acceleration).

Telecommunications field continues to preserve high development dynamics. According to the Russian Federation Ministry of Trade and Economic Development, in 2005 the income from communications services increased versus 2004 by 22%, and the field contribution in the GDP of the country comprised about 4%. Growth of income is conditioned not only by the increased communications service rates, but also by accretion of subscriber base and development of networks and communications services.

In 2005 the overall size of the Russian telecommunications service market comprised 660 billion rubles, which is almost 3 times higher than the analogous indicator of 2002. It is expected that by the end of 2006 the volume of the Russian communications market will increase to 800 billion rubles. Such growth is primarily conditioned by high rates of cellular communications and data transmission market development.

Over the last several years there exists a regular trend of redistributing a part of income from different communications services towards unconventional services, generally, mobile communications. The Central Federal District was not an exception.

In general, the field has a trend of communications service income growth.

Overall evaluation of the issuer's field activity results:

In the fixed communications sector OJSC «CenterTelecom»'s revenue share comprises about 89% (ignoring cellular operator income) and has a low reduction speed. OJSC «CenterTelecom»'s share on the Internet service market comprises over 45% in the CFD.

Evaluation of results of the issuer's activity correspondence to the field development trends:

According to the work results of OJSC «CenterTelecom», in the 3rd quarter of 2006 the growth of the main telephone sets comprised 35 412. The growth of income from communications services in the 3rd quarter of 2006 comprised 101.8 % versus the analogous period of 2005, the share of income from new communications services increased and comprised 7.0 % in the overall income volume by the results of the quarter.

Forecast of the field further development:

According to the forecast of J'son&Partners, in 2007 the growth of fixed telephony market (local and long-distance communications) will not exceed 9-10%, while the growth of Internet users will comprise about 20%. The penetration of large alternative operators from Moscow to the regions will continue which will aggravate the situation with competition. The replacement of fixed communications with the cellular one registered over the last several years will continue but with slow rates. The above trend is conditioned by the planned reduction of the limit rate of common telephone network access for traditional operators on the one hand, and increased rates of outgoing calls from mobile telephones plus payment for connection with cellular operators on the other hand.

OJSC «CenterTelecom» considers possible negative consequences of the above risks and takes efforts to overcome them. In order to reduce negative effect of factors and conditions influencing the issuer's activity, it is planned to use the main competitive advantages.

The main factors and conditions influencing the issuer's activity and results of such work:

The list of the issuer's competitiveness factors:

branched network infrastructure;

high service quality in spite of the growing customer base.

The degree of their influence, according to the issuer, on the competitiveness of the produced commodities (works, services):

the branched infrastructure allows to render a full range of services, including services with usage of modern technical solutions, which increases the company's competitiveness

the high quality service provides the company with a positive image and contributes to attracting new customers.

The issuer's main competitors of the main activities and factors of the issuer's competitiveness:

The main competitors of OJSC «CenterTelecom» are national operators. Their joint share depending of the region and the type of services ranges from 1 to 18%. Golden Telecom Company successfully makes progress on the CFD market, OJSC "Central Telegraph" is successful on the Moscow region market.

The share of department operators is significant on the long-distance communications and Internet access market, however, their presence in the local telephony segment is limited. These operators actively penetrate into the most attractive market segments (for example, TransTelecom).

As for companies rendering cellular communications services, they penetrate into neighboring segments of the communications services market, for example, Internet access services.

Local operators are not competitors to the interregional company, whereas their work is restricted by separate territories, but they are perspective partners of national and department

operators and often make serious competition to OJSC «CenterTelecom»'s regional branches on the strategically important markets. IP-operators making serious competition on the long-distance communications and Internet access market should be also mentioned.

Change of market shares occupied, according to the issuer, by it and its competitors in percent over the 5 last completed financial years and current estimate of 2006:

Name of company	Market share for 2001, %	Market share for 2002, %	Market share for 2003, %	Market share for 2004, %	Market share for 2005, %	Market share for 2006, %
CenterTelecom	-**	73%	64%	60%	50%	42%
Equant	-**	1%	1.2%	1.3%	1%	1.1%
Golden Telecom (Comincom)	-**	3%	3.6%	5%*	5.7%	6%
TransTeleCom	-**	1.4%	2.4%	2.8%	3%	2.9%
Comincom	-**	0.2%	0.4%	-	-	-
Corbina	-**	-	-	-	0.2%	1%

Source: http://telecom.kondrashov.ru

* - Golden Telecom's takeover with Cominkom occurred in 2004 is considered for the evaluation.

** - The information covers the years starting from 2002, as OJSC «CenterTelecom» was formed in 2002. It is impossible to present the information by the volume of rendered services due to the absence of data.

Field factors and market trends:

Over the last several years there is a regular trend of redistributing the income share from traditional services toward the new ones. Most actively develop new services, i.e. Internet access services on the basis of xDSL technology family and ICN services. Communications service income has a positive trend of growth in the whole field.

Significant factors which can improve the results of the issuer's activity:

Presently there are no significant factors in the field trends which can improve the issuer's activity.

Opinions of the issuer's regulatory bodies coincide in relation to the submitted information. No member of the Board of Directors (Supervisory Board) or the issuer's collegial body (management) has any special opinion about the above factors and/or the degree of their influence on the issuer's financial and economic activity indicators.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies

The General Meeting of Shareholders is the Company's highest management body.

According to the Charter of the Company* (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

* Hereinafter the extracts from the sixth edition of the Charter of OJSC «CenterTelecom», approved by the Annual General Shareholders' Meeting held on 28.06.2006, are given.

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein..

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the audit services provision agreement with the Company's auditor, including determination of fees payable for audit services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, preliminary agreeing of candidates for the position of manager of such subdivision, dismissal of the mentioned person on the Company's initiative and also consideration of

other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and dismissal of mentioned persons on the Company's initiative;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission;definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7, 9 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matter specified in sub-clause 20 herein is not reached, such matter may be referred for resolution to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event decision

on such matter shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:

- when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;
- when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.

The General Director and Management Board manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the sole executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18, 24, 26, 27, 28, 31, 32, 33, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.

Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and dismissal of the mentioned persons on the Company's initiative;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches);

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from **the Board of Directors Committees** and the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company.

Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.

The Company's General Director shall sign the agreement on the behalf of the Company.

***Information about the corporate governance code or similar document*:**

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of OJSC «CenterTelecom»».

The Code is the voluntary accepted by the Company set of rules of corporate conduct based on balanced consideration of the interests of shareholders, management bodies and other interested persons on main components of the corporate management process.

Regulations included in this document are worked out on the basis of the Corporate Conduct Code recommended by the Federal Commission on Securities Market of the RF, basic principals of the corporate management of the Organization for Economic Cooperation and Development (OECD), the Federal Law «About Joint-Stock Companies», the Companies Charter, Declaration of the Corporate Conduct Principles of OJSC «CenterTelecom».

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» approved new edition of this document taking into consideration the latest achievements of the advanced international practice in the sphere of the corporate management, comments and suggestions of the national expert organization – the Russian Institute of Directors, recommendations of the international and russian rating agencies and changes and additions made into the Charter and internal documents of OJSC «CenterTelecom» adopted on June 30, 2005 by the Annual General Shareholders Meeting.

The additions, which are the most precisely comply with the recommendations of the FSFM of Russia regarding the issues of defining of «independence» of the Board of Directors members, information disclosure, activities of the Board of Directors committees, introduction into the Companies practice regular assessment of the executive bodies activities and defining of the remuneration amount to be paid to the executives taking into account this assessment, were made into the Code.

The Code takes into account the requirements of a number of new internal Regulations lately adopted by the Company and creation of the Corporate Secretery Institution in the Company.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at: ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.***

The information about the changes made into the Charter of the Issuer and internal documents regulating activities of the Issuer bodies during the reporting period: no changes introduced in the Charter and internal documents.

Web-site addresses, where the current edition of the Company's Charter and the internal documents regulating activities of the Issuer bodies are available:
Charter of OJSC «CentyerTelecom»: **http://www.centertelecom.ru/ru/investor/internaldocs/ustav/**
Internal Documents: **http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/**

5.2. Information on individuals – members of the governing bodies of the issuer

Board of Directors

Chairman of the Board of Directors:
Mr. Alexander N. Kiselev
Born in *1962*
Education: ***Higher***

Positions held over the past 5 years:

Period: *2000-2002*
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: *2002-2004 (May)*
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: *2004 (May) – 2004 (September)*
Organization: ***Ministry of Transport and Communication of the RF***
Position: ***Director of State Policy in Communication and Mail Service Department***

Period: *2004 (December) – 2006 (June)*
Organization: ***Ministry of IT and Communication of the RF***
Position: ***Assistant to the Minister***

Period: *2006 (June) – up to now*
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***General Director, Chairman of the Management Board***

Period: *2001 – 2006*
Organization: ***Open Joint-Stock Company «Interregional Commercial Bank of Communication and Informatics development» (OJSC OJCB«Svyaz-Bank»)***
Position: ***Chairman of the Board of Directors***

Period: *2005-2006*
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Memebr of the Mangement Board***

Period: *2006-up to now*
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Chairman of the Board of Directors***

Period: *2005 – 2006(January)*
Organization: ***Open JSC Moscow Metropolitan Telephone Network (MGTS)***

Position: *Memebr of the Mangement Board*

Period: *2006(June) – up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Memebr of the Mangement Board*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Memebr of the Mangement Board*

Period: *2006 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2005 - 2006*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Member of the Mangement Board*

Period: *2006 - up to now*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Members of the Board of Directors

1) *Mr. Boris Dm. Antonyuk*
Born in: *1949*
Education: *Higher*

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *FGUP Satellite Communications*
Position: *General Director*

Period: *2002 - 2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *First Deputy Minister*

Period: *2004(March) – 2004 (August)*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *First Deputy Minister, Chairman of the Liquadation Commissionunder the Ministry of Communication and Information of the RF*

Period: *2004(September) – up to now*
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: *2003 - up to now*
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: *2003 - up to now*
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company Moscow Metropolitan telephone Network***
Position: ***Member of the Board of Directors***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company Uralsvyazinform***
Position: ***Member of the Board of Directors***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company Sibirtelecom***
Position: ***Member of the Board of Directors***

Period: *2006 - up to now*
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

2) *Mr. Nikolai B. Arutyunov*
Born in: *1958*
Education: *Higher*

Positions held over the past five years:

Period: *1998 (December) –2001 (February)*
Organization: *Closed Joint-Stock Company «Sovershenno sekretno-media»*
Position: *General Director*

Period: *2001 (March) – 2005 (October)*
Organization: *Open Joint-Stock Company «Ray, Mann and Gor securities»*

Position: *Director*

Period: *2005 (October) – 2006 (February)*
Organization: *«EvrazHolding»LLC*
Position: *Director of IR Department under the Directorate of Public and Mass Media Relations*

Period: *2006 (February) – up to now*
Organization: *Moscow representative office of NCH Advisors, Inc*
Position: *Director of Analytical Division*

Period: *2006 - up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no share*
Percentage of the ordinary shares of the issuer: *no share*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: *no share*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

3) *Mr. Andrei V. Beskorovayny*
Born in: *1958*
Education: *higher*

Positions held over the past five years:

Period: *2001(January) – 2001 (August)*
Organization: *Closed Joint-Stock Company «North-Western GSM»*
Position: *Director on New Technologies*

Period: *2001(August) – 2001 (October)*
Organization: *Closed Joint-Stock Company «North-Western GSM»*
Position: *Deputy General Director on Business Development and New Technologies*

Period: *2001(October) – 2002 (April)*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *First Deputy Director*

Period: *2002 (April) – 2004 (January)*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *Director*

Period: *2004 (January) – 2004(July)*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Deputy Minister*

Period: *2004(July) – 2005 (June)*
Organization: *Federal Agency for Communication*

Position: *Deputy Head, Acting Head of the Agency*

Period: ***2005(August) – up to now***
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***member of the Board of Directors***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

4) ***Mr. Valery V. Degtyarev***
Born in: ***1957***
Education: ***higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***«DTS» Limited Liability Company***
Position: ***Deputy General Director***

Period: ***2001***
Organization: ***Closed Joint-Stock Company «TransTeleCom Company»***
Position: ***Adviser to President***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Tetrasvyaz»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2004- 2006***
Organization: ***Closed Joint-Stock Company «Radiotel»***

Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Company «Far-Eastern Company of Electric Communication»***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Comapny «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Comapny «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now***
Organization: ***Closed Joint-Stock Company «Radiotel»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) ***Mr. Sergei I. Kuznetsov***
Born in: ***1953***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company «PeterStar»***
Position: ***General Director***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***General Director, Chairman of the Management Board***

Period: ***2001-2003***
Organization: ***Non-governmental Pension Fund «Rostelecom-Garantya»***
Position: ***Member of the Board of the Fund***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***

Position: *Member of the Management Board*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Globalstar-Satellite telecommunications»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Open Joint-Stock Company «RTComm.RU»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Telmos»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Closed Joint-Stock Company «Interfax-Telecom»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2001-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2002-2004*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: *2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2006.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- 2006*
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***First Deputy General Director***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: *2005- 2006*
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: *2005- 2006*
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Chairman of the Board of Directors***

Period: *2005- 2006.*
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Chairman of the Board of Directors***

Period: *2005- 2006.*
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Chairman of the Board of Directors***

Period:*2005 - 2006*
Organization: ***Open Joint-Stock Company «Far-Eastern Company of Electric Communication»***
Position: ***Chairman of the Board of Directors***

Period:*2005- 2006*
Organization: ***Open Joint-Stock Company «Central telegraph»***
Position: ***Chairman of the Board of Directors***

Period:***2006 - up to now.***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Chairman of the Board of Directors***

Period: ***2006 - up to now.***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

6) *Mr. Dmitry A. Milovantsev*
Born in: *1971*
Education: ***Higher***

Positions held over the past five years:

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: *2002-2004*
Organization: ***Ministry of the Russian Federation for Communications and Informatization***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: *2004*
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: *2004-up to now*
Organization: ***Ministry of Information technologies and Communication of the Russian Federation***
Position: ***Deputy Minister***

Period: *2005- up to now*
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

7) **Ms. Oxana V. Petrova**
Born in: **1973**
Education: **Higher**

Positions held over the past five years:

Period: *2001 – up to now*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Corporate Governance Department***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Kostroma region***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Chelyabinsksvyazinform"***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Tver region***
Position: ***Member of the Board of Directors***

Period: *2001 – 2005*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: *2004 – 2005*
Organization: ***Open Joint-Stock Company "North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: *2005 – 2006*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: *2006 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

8) ***Mr. Victor D. Savchenko***
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Legal Department, Executive Director – Director of Legal Department.***

Period: ***2002***
Organization: ***Open Joint-Stock Company «Khantymansiyskokrtelecom»***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***

Position: *Member of the Board of Directors*

Period: *2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2003 - 2005*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2003 – 2006*
Organization: *Open Joint-Stock Company "Central Telegraph»*
Position: *Member of the Management Board*

Period: *2004 – 2005*
Organization: *Closed Joint-Stock Company «South-Urals Cellular Phone»*
Position: *Member of the Board of Directors*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Member of the Management Board*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Management Board*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Investment technologies of communication»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

9) *Ms. Elena P. Selvich*
Born in: *1968*

Education: *Higher*

Positions held over the past five years:

Period: *1999 (May) – 2003 (April)*
Organization: *Closed Joint-Stock Company "Best Ceramics"*
Position: *Deputy General Director on Economy and Finance*

Period: *2003 (April) – 2005 (August)*
Organization: *Closed Joint-Stock Company "Petersburg Transit Telecom"*
Position: *Financial Director*

Period: *2005 (August) – up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Director of Finance Department*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Uralsvyazinform»*
Position: *Member of the Management Board*

Period: *2006- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2006- up to now.*
Organization: *Open Joint-Stock Company «Sothern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2006- up to now*
Organization: *Open Joint-Stock Company «SibirTelecom»*
Position: *Member of the Audit Commission*

Period: *2006- up to now*
Organization: *Open Joint-Stock Company «Investment technologies of communication»*
Position: *Chairman of the Audit Commission*

Period: *2006- up to now*
Organization: *Closed Joint-Stock Company «JSCIB «Pochtobank»*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

10) *Mr. Valery N. Yashin*
Born in *1941*
Education: *Higher*

Positions held over the past 5 years:

Period: *2001 - 2006*
Organization: *OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2001 - 2001*
Organization: *Open Joint-Stock Company "Petersburg Telephone Network"*
Position: *Member of the Board of Directors*

Period: *2001-2002*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2001 - up to now*
Organization: *Non-government Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *2001 - up to now*
Organization: *Closed JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Closed JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2001*
Organization: *Open Joint-Stock Company "Electrosvyaz of the Moscow region"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: ***Open JSC Elektrosvyaz of the Orel region***
Position: ***Chairman of the Board of Directors***

Period: *2001 - 2003*
Organization: ***Non-governmental Pension Fund Rostelecom-Guarantia***
Position: ***Chairman of the Fund Board***

Period: ***2001 - up to now***
Organization: ***Open JSC National Payphone Network***
Position: ***Chairman of the Board of Directors***

Period: *2002 – 2006*
Organization: ***OJSC North-Western Telecom***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Russian Telecommunications History Fund***
Position: ***Member of the Board***

Period: *2003 - 2006*
Organization: ***Closed JSC Football Club Zenit***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Closed Joint-Stock Insurance Company Medexpress***
Position: ***Member of the Supervisory Board***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***OJSC North-Western Telecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.012738%***
Percentage of the ordinary shares of the issuer: ***0.001901%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Sole person executive body – General Director – Cchairman a the Mangement

Mr. Sergey V. Pridantsev
Born in: *1967*
Education: ***Higher***

Positions held over the past five years:

Period: *2001 - 2003*
Organization: *Closed Joint-Stock Company Lucent Technologies*
Position: *Sales Director*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Advisor to the General Director*

Period: *2003 – 01.2006*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Commercial Director*

Period: *01.2006 – up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *General Director*

Period: *2003 - 2004*
Organization: *Closed JSC CenterTelecomService of Moscow region (as of 2003 Closed Joint-Stock Company MOTECO)*
Position: *Member of the Board of Directors*

Period: *2003 – 02.2006*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board, Chairman of the Management Board*

Period: *2004*
Organization: *Closed Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemye)*
Position: *Member of the Board of Directors*

Period: *2004 – 02.2006*
Organization: *Open Joint-Stock «Russian Telecommunication Network»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Collective executive body of the issuer – the Management Board

Chairman of the Management Board:
Mr. Sergey V. Pridantsev, born in 1967.
Information about Sergey V. Pridantsev is given in section «Sole person executive body – General Director» of this item of the quarterly report.

Members of the Management Board:

1) ***Mr. Pavel V. Antyushin***
Born in: ***1977***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 (October) – 2006 (March)***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading expert, Senior expert, Consultant, Head of Legal Expertise Division under Legal Department.***

Period: ***2006 (March) – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department.***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

2) ***Mr. Mikhail V. Batmanov***
Born in: ***1978***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – 2003***
Organization: ***Closed Joint-Stock Company «IAC NTI «Kontinium»***
Position: ***Legal adviser***

Period: ***2003 – up to now***

Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Senior expert, Head of Legal Division of OJSC «Svyazinvest»*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Central Telegraph»*
Position: *Member of Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Far-eastern Communication Company»*
Position: *Member of Audit Commission*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company «Centel»*
Position: *Member of Audit Commission*

Period: *2006 – up to now*
Organization: *«Giprosvyaz North–West» Limited Liability Company*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) Mr. Yury A. Bilibin
Born in: *1971*
Education: *Higher*

Positions held over the past five years:

Period: *2003 (April) – 2005 (August)*
Organization: *Closed Joint-Stock Company «Peterburg Transit Telecom»*
Position: *Financial Director*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Adviser to General Director*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Unified Registration Company»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"*
Position: *Member of the Management Board*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Centel»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company «Russian Industrial Bank»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company «PeterStar»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company «Startcom»*
Position: *Chairman of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «RTK–Leasing»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «RTComm.RU»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company «RTK–Invest»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Investment technologies of communication»*
Position: *Chairman of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Far-Eastern Communication Company»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Giprosvyaz»*
Position: *Chairman of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Uralsvyazinform»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

4) ***Mr. Alexander P. Gribov***
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***1999 (July) – 2005 (February)***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading Expert, Senior Expert, Consultant, Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund.***

Period: ***02.2005 – 03.2005***
Organization: ***Open Joint-Stock Company "Galogen", Perm***
Position: ***General Director***

Period: ***2005 (March) – 2006 (January)***
Organization: ***Russian Federal Property Fund***
Position: ***Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund***

Period: ***2006 (January) – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Corporate Development and IT.***

Period: ***2002 - 2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2004***
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: ***2005 - 2006***
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: ***2006***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***

Position: ***Member of the Board of Directors***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) ***Dmitry V. Karmanov***
Born in: **1975**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Specialist on staff under Personnel Department***

Period: ***2001 - 2004***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Head of Personnel Division under Personnel Department***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Director of Human Resources Department***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Personnel***

Period: ***03.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

6) **Andrei D. Kartashov**
Born in: **1974**
Education: *Higher*

Positions held over the past five years:

Period: *2001*
Organization: *Vladivostok International Telephone Exchange of Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Deputy Chief Accountant*

Period: *2001*
Organization: *Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Leading Accountant*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Head of the Methodology of Bookkeeping and Taxation*

Period: *2002 - 2005*
Organization: *Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"*
Position: *Chief Accountant – Director of Accountingand Bookkeeping Department*

Period: *2005 – 01.2006*
Organization: *Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"*
Position: *Chief Accountant*

Period: *02.2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chief Accountant*

Period: *2003 – 2006*
Organization: *Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"*
Position: *Member of the Management Board*

Period: *06.2005 – 04.2006*
Organization: *Closed Joint-Stock Company «AKOS» Vladivostok*
Position: *Member of the Board of Directors*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *03.2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

7) ***Alexander Iv. Kirillov***
Born in: 1956
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Martelcom" Republic of Mari El***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Deputy General Director – Director of the «Martelcom» branch OJSC «VolgaTelecom»***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***First Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

8) **Alexander A.Lutsky**
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company "Peterburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2001 – 02.2006***
Organization: ***Open Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"***
Position: ***Chief Accountant***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director - Financial Director***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Chairman of the Board of Directors***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

9) **Sergei V. Nazarov**
Born in: **1971**
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: ***Closed Joint-Stock Company "Lucent Technologies"***
Position: ***Manager on Sales Technical Support***

Period: *2002 - 2003*
Organization: ***Closed Joint-Stock Company "Lucent Technologies"***
Position: ***Deputy Sales Director in Moscow and the Moscow region***

Period: *2003 – 01.2006*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Customer Service Department***

Period: *01.2006 - up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Commercial Director***

Period: *01.2006 - up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: *02.2006 - up to now*
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Period: *03.2006 - up to now*
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Chairman of the Board of Directors***

Period: *2006 - up to now*
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Fiscal period - 2005 (RUR)*
Salary	2 938 869,00
Bonuses	1 717 737,00

Remuneration	11 378 930,00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total:	16 035 536,00

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as:

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;

- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.»

Remuneration paid to members of the Management Board:

Description	*Fiscal period - 2005 (RUR)*
Salary	14 657 259,00
Bonuses	7 434 606,00
Remuneration	4 514 457,00

Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	26 606 322,00

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.»

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;

discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

verifying the compliance with legal norms of the calculation and payment of taxes;

discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;

assessing the economic feasibility of the Company's financial and economic operations.

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- - pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 8 employees. The Director of the Internal Audit Department is A.Ye.Kopyev. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units totaling 36 employees are set up in 14 subsidiaries.

The Department of Internal Audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

During the year there were organized and carried out integrated check of the financial and business and operational and technical activities of the Ryazan and Belgorod branches. В проведении проверки принимали участие специалисты Specialists from the Department of Internal Audit, internal audit divisions of the branches, General Directorate and the Company's branches took part in the check. The program of checks of subsidiaries included main types of activities and principal directions in accordance with the recommendations of the Board of Directors.

The Internal Audit Department conducted following activities:

- audit of the Tver branch;

- audit of the Moscow branch structural division – Material Support Service.

Experts from the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural division – Lyuberetsky Communication Node.

The department controls the activities of the Company subsidiaries. Experts of the internal Audit Department participated in the check of CJSC «Telecom» of the Ryazan region, OJSC «Russian Telecommunication Network», CJSC «TverTelecom», CJSC ATS, CJSC «Teleport Ivanovo», «Telecom-Stroy» LLC, «Telecom-Terminal» LLC, CJSC «OskolTelecom».

In order to enhance the process of internal audit and increase efficiency of internal control the Department worked out and the Company's Management Board approved «Regulations on cooperation of the Internal Audit Department with the services (sectors) of internal audit of the OJSC «CenterTelecom» subsidiaries.

Internal Audit Department develops suggestions on elimination of breaches and reduction of risks found during checks, conducts permanent monitoring of their execution, assesses effectiveness of the control procedures.

The Department employees are the members of the inventory commissions.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in January 2006. Three employees of the Department did professional training «Theory and Practice of Taxation» and successfully passed the qualification exams.

The Department was preparing materials for consideration of the Company's Management Board and reporting to the Audit Committee and the Board of Directors.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

The internal document establishing rules for prevention of insider information usage was adopted by the Order of General Director of OJSC "CenterTelecom" № 322 dated July 6, 2001: ***Regulations on ensuring protection of proprietory and confidential information in OJSC «CenterTelecom»***:

Regulations on the procedure of usage of information about OJSC «CenterTelecom» activities, its securities and deals with them, which is not public and unauthorized usage or disclosure of it may significantly affect the market price of OJSC «CenterTelecom» securities, approved by the Company's Board of Directors on 29.06.2005, Minutes № 36.

These documents are available at the following web site:
http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Audit Commission of OJSC «CenterTelecom»

1) *Mr. Stanislav P. Avdiyants*
Born in *1946*
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***executive Director – Director of Economic and Tariff Policy***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Svyazinform" of the Chuvash Republic***
Position: ***Chairman of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" of the Kostroma region***
Position: ***Chairman of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: *2003 - 2006*
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: *2001 - 2003*
Organization: ***Open Joint-Stock Company "Kostroma Metropolitan Telephone Network"***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Magadansvyazinform "***
Position: ***Chairman of the Board of Directors***

Period: *2002 - 2003*
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

2) **Ms. Valintina F. Veremyanina**
Born in: *1966*
Education: Higher

Positions held over the past five years:

Period: *2001-2003*
Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***
Position: ***Legal Adviser***

Period: *2003-2003*
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Deputy Head of Legal Division***

Period: *2003-2004*
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Head of Legal Division***

Period: *2004 - 2005*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Legal Department***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Legal Department***

Period: *2005*
Organization: ***Open Joint-Stock Company «Information Technologies of Communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

3) ***Ms. Elena P. Degtyareva***
Born in ***1964***
Education: ***Higher***

Positions held over the past five years:

Period: *2000 -2005*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Leading Engineer of Operation Division under Electric Communication Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Development Division under Electric Communication Department***

Period: *2002 – 2003*
Organization: ***Open Joint-Stock Company "Nizhegorodsvyazinform"***
Position*: **Member of the Audit Commission***

Period: ***2003 - 2004***
Organization: ***Open Joint-Stock Company "V.I. Kuzyminov Stavtelecom"***
Position: ***Member of the Board of Directors***

Period: *2004 – 2005*
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position*: **Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

4) ***Ms. Olga G. Koroleva***
Born in ***1950***
Education: ***Higher***

Positions held over the past five years:

Period: *2001 -2003*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Methodology Division under Accounting Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Chief Accountant***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Chief Accountant***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company "Vladimir–Teleservice"***
Position*: **Member of the Audit Commission***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company "Nizhegorodsvyazinform"***
Position*: **Member of the Audit Commission***

Period: ***2005 - 2006***
Organization: ***Open Joint-Stock Company "Giprosvyaz"***
Position*: **Chairman of the Audit Commission***

Period: *2005 - 2006*
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Dalsvyaz"***
Position: ***Chairman of the Audit Commission***

Period: *2005 - 2006*
Organization: ***Closed Joint-Stock Company "MC NTT"***
Position: ***Chairman of the Audit Commission***

Period: *2005 – 2005*
Organization: ***Open Joint-Stock Company "AEROCOM"***
Position: ***Chairman of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Chairman of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position: ***Chairman of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position: ***Chairman of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5) *Mr. Sergei V. Podosinov*
Born in: *1971*
Education: *Higher*

Positions held over the past five years:

Period: *2001 – 2006 (January)*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Semior Expert of Internal Audit Division*

Period: *2006 (January) – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Risl Control Methodology Division under Internal Audit Department*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position*: Member of the Audit Commission*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position*: Member of the Audit Commission*

Period: *2003 – 2004*
Organization: *Closed Joint-Stock Company "Volgograd Cellular Communication"*
Position*: Member of the Audit Commission*

Period: *2003 – 2004*
Organization: *Closed Joint-Stock Company "Saratov - Mobile"*
Position*: Member of the Audit Commission*

Period: *2003 – 2005*
Organization: *Closed Joint-Stock Company "Narodny Telephone Saratov"*
Position*: Member of the Audit Commission*

Period: *2003 –2004*
Organization: *Closed Joint-Stock Company "Ulyanovsk - GSM"*
Position*: Member of the Audit Commission*

Period: *2003 –2005*
Organization: *Open Joint-Stock Company "Stavtelecom"*
Position*: Member of the Audit Commission*

Period: *2003 – 2004*
Organization: *Closed Joint-Stock Company "Astrakhan - Mobile"*
Position*: Member of the Audit Commission*

Period: *2003 –2004*
Organization: *Closed Joint-Stock Company "Stek GSM"*
Position*: Member of the Audit Commission*

Period: *2003 – 2004*
Organization: *Closed Joint-Stock Company "Digital Network and Telecommunication Systems"*
Position*: Member of the Audit Commission*

Period: *2003 – 2004*
Organization: *Closed Joint-Stock Company "Baikalvestcom"*
Position*: Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

6) ***Mr. Ilya V. Ponomarev***
Born in: ***1970***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001***
Organization: ***Closed Joint-Stock Company "Investment House «Stena»***
Position: ***Head of Division***

Period:***2001-2002***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Economic and Tariff Policy Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic Planning and Budgeting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Economic Planning and Budgeting Department***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company "Sibirtelecom "***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Центральный Телеграф "***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

7) *Mr. Ivan V. Topolya*
Born in: ***1981***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2001***
Organization: *«Center of Account Monitoring and Audit» LLC*
Position: *Accountant*

Period: ***2002 – 2004***
Organization: ***representative office of «LUKOIL Overseas Service Ltd»***
Position: ***II category accountant***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Accounting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Methodology Division under Accounting Department***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company «Dagsvyazinform»***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – 2006***
Organization: ***«TverTelecom» LLC***
Position: ***Member of the Audit Commission***

Period: ***2005-2006***
Organization: *«Nizhegorodsky Teleservice» LLC*
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «TATINCOM-T»***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***

Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Mr. Aleksei Ye. Kopyev – Director of Department
Born in:
Education: ***Higher***

Positions held over the past five years:

Period: *2000-2002*
Organization: ***«Arkon TML» LLC***
Position: ***Marketing Director***

Period: *2003-2006*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit of Dependent Companies Division, Senior Expert of Dependent Companies Audits Organization***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Dagestan Open Joint-Stock Company of Communication and Informatics (OJSC «Dagsvyazinform»)***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Telecom-Alaniya»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «CTS of the Mosocw region»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Stak GSM»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***«Uralcom» LLC***
Position: ***Chairman of the Audit Commission***

Period: ***May 2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***

Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Fiscal period - 2005 (RUR)*
Salary	823 718,00
Bonuses	334 546,00
Remuneration	4 380 000,00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	5 538 264,00

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7.4 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.»

Remunerations paid to employees of the Internal Audit Department:

Description	*Fiscal period - 2005 (RUR)*
Salary	3 658 636,00
Bonuses	1 333 166,00
Remuneration	0
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0

Total	4 991 802,00

5.7. Workforce and general information on the issuer's employees and workforce variations

Information about the number of the Company's employees, including employees from its subsdidiaries and representative offices, and expenditures on labour remuneration and social maintenance:

Description	Q3 2006
Average number of employees	57 891
Employees having higher professional education, %	26.5
Payroll costs (thousand RUR)	1 961 723.0
Social maintenance costs (thousand RUR)	119 598.6
Total amount of costs (thousand RUR)	2 081 321.6

Change in the number of employees in the reporting period isn't significant for OJSC "CenterTelecom".

Employees, who significantly affect the financial and business activities of the Issuer (key employees):

Sergei V. Pridantsev – General Director of OJSC «CenterTelecom»

Information about the creation of trade union body by the Issuer's employees:

The Council of Chairmen of the Territorial Trade Union Organizations under the Trade Union of Communication Worker of the Central Federal District of the Russian Federation;

Multiregional Trade Union Organization of OJSC «CenterTelecom» of the All-Russian Telecommunication Industry Workers Trade Union of the Russian Federation.

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **26 095**
of which nominal holders of the issuer's shares - **32**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi*
Abbreviated name: *OJSC Svyazinvest*
INN: *7710158355*
Address: *55 Plyuschikha Street, building 2, Moscow, 119121, Russia*
Interest in the legal (charter) capital of the issuer: *38.02%*
Percentage of ordinary shares: *50.69 %*
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: *Russian Federation represented by the Federal Agencyon Federal Property Management*
Address: *9 Nikolski Per., Moscow, Russia*

Interest in the legal capital of the issuer's shareholder (participant): *75 % - 1*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *75%-1*
Interest in the legal (charter) capital of the issuer: ***0.004040 %***
Percentage of ordinary shares: ***0.003802 %***

6) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1 share***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1 share***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

2) Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
TIN: *7704097841*
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: *7.19%*
Percentage of ordinary shares: ***9.59%***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: ***no such persons***

3) *(nominal holder)*
Full name of the shareholder: *Closed Joint-Stock Company Depositary Clearing Company*
Abbreviated name: *ZAO DCC*
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 (495) 956-09-99* Fax: *+7 (495) 232-68-04*
e-mail: dcc@dc.ru
License of a professional participant in the securities market:

- Number:*177-06236-000100*
- Issue date: ***October 09, 2002***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: *137 283 156*
Interest in the legal (charter) capital of the issuer: *12.14%*
Percentage of ordinary shares of the issuer: *8.70%*

4) *(nominal holder)*
Full name of the shareholder: *Closed Joint-Stock Company Commercial Bank "CITYBANK"*
Abbreviated name: *ZAO «CITYBANK»*
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 (495)725-67-36* Fax: *+ 7 (495)251-46-58*
e-mail: ***no information is available***
License of a professional participant in the securities market:

- Number:*177-02719-000100*
- Issue date: *November 1, 2000*
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: *104 234 236*
Interest in the legal (charter) capital of the issuer: *12.52%*
Percentage of ordinary shares of the issuer: *6.60%*

5) *(nominal holder)*
Full name of the shareholder: *Closed Joint-Stock Company BRUNSWICK UBS NOMINEES*
Abbreviated name: *ZAO BRUNSWICK UBS NOMINEES*
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: *+7 (495) 258-52-00* Fax: *+7 (495) 725-41-70*

e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:
- Number:*177-04885-000100*
- Issue date: ***March 13, 2001***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***70 898 998***
Interest in the legal (charter) capital of the issuer: ***8.91 %***
Percentage of ordinary shares of the issuer: ***4.49 %***

6)) *(nominal holder)*
Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***
Abbreviated name: ***ING Bank (EURASIA)***
Address: ***36 Krasnoproletarskaya, Moscow, 127473***
Tel.: *+7 (495)755-54-00* Fax: *+7 (495)755-54-99*
e-mail: *Natalia.Sidorova@ingbank.com*
License of a professional participant in the securities market:
- Number: *177-03728-000100*
- Issue date: *December 7, 2000*
- Valid till: *unlimited term of validity*
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: *97 344 813*
Interest in the legal (charter) capital of the issuer: *5.61%*
Percentage of ordinary shares of the issuer: *6.17%*

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	Full corporate name	Location	Interest in the charter capital of the issuer
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7,193740 %
2.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0,000106 %
3.	Russian Federation represented by the Federal Agencyon Federal Property Management	9 Nikolski Per., Moscow, 103685, Russia	0,004040 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: *no.*

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

There are no restrictions related to the number of shares owned by a shareholder, and/or their total nominal value, and/or maximum number of votes provided to one shareholder in the Issuer's Charter.

No restrictions related to the share of foreign individuals and entities in the Charter capital of the Issuer are set by the RF legislation or other statutory legal acts of the Russian Federation.

There are no other restrictions related to owning interest in the legal(contribution) capital (unit fund) of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002**			
1.	Russian Federal Property Fund	7,19 %	8,88%
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003**			
1.	Russian Federal Property Fund	7,19 %	8,88 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004**			
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company	38,02 %	50,69 %

	Investitsionnaya Kompania Svyazi		
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2006**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals)

In the reporting quarter the issuer concluded 11 transactions, where self-interest existed.

Total value of the closed related party deals is 85 402 970.94 rubles.

All transactions were approved by the Company's Board of Directors.

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets.

6.7. Accounts receivable

Information about the total amount of the issuer's accounts receivable and the total amount of unsettled accounts receivable for H1 2006:

Description	As of 30.09.2006г.
Accounts receivable, total (lines 230, 240 of form №1), thousand RUR	3 125 693
Including overdue accounts receivable, thousand RUR	348 986
Reserve on bad debt, thousand RUR	1 106 298

Structure of accounts receivable as of 30.09.2006:

Type of accounts receivable	Payment date	
	till 1 year	over 1 year
Customers and buyers, RUR	2 630 087 912	0
including overdue, RUR	297 686 880	X
Bills of exchange receivable, RUR	0	0
including overdue, RUR	0	X
Debt of participants (founders) with respect to contributions to the charter capital, RUR	0	0
including overdue, RUR	0	X

Advance payments made, RUR	160 563 375	0
including overdue, RUR	23 211 632	X
Other accounts receivable, RUR	325 570 194	9 472 092
including overdue, RUR	28 087 000	X
Total, RUR	**3 116 221 481**	**9 472 092**
including overdue, RUR	**348 985 512**	**X**

Debtors, whose each amount of debt is not less than 10 percents of the total accounts receivable (the total amount of accounts receivable as of 30.09.2006 amounts to 4 231 991 thousand rubles, 10% of this amount are 423 199 thousand rubles):

As of 30.09.2006 accounts receivable on OJSC «Rostelecom» amount to 1 005 394 thousand rubles, which is more than 10% of the total amount of accounts receivable (the total amount of accounts payable is 4 231 991 тыс.руб.).

Full corporate name of the creditor: *Open Joint-Stock Company «Rostelecom»*
short corporate name: *OJSC «Rostelecom»*
location: *OJSC «Rostelecom», 14 1-st Tverskaya-Yamskaya Str., Moscow, 125047, Russia*
mail address: *15 Dostoyevskogo Str., Saint-Petersburg, 191002, Russia*
amount of accounts receivable as of 30.09.2006: *1 005 394 thousand rubles.*
Amount of overdue accounts receivable: *overdue accounts receivable amount to 266 thousand rubles.*

Determination of share, which is 10% of the total amount of accounts receivable:
In the balance sheet accounts receivable is given minus reserve on bad accounts receivable, i.e. the total amount of accounts receivable – reserve on bad debts (4 231 991-1 106 298=3 125 693 (thousand rubles)). 10% should be calculated of the total amount of accounts reseivable, i.e. of 4 231 991 thousand rubles.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

a) Annual financial statements of the Issuer for the last completed financial year (2005), compiled in correspondence with the requirements of the RF legislation is provided in the quarterly report of OJSC «CenterTelecom» for Q1 2006.

б) The Issuer doesn't have non-consolidated annual financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.2. Quarterly financial statements of the issuer for the last ended reporting quarter

List of the Quarterly Financial Statements of the Issuer attached to this report:
a) The Quarterly Financial statements of the Issuer for the reporting quarter (Q3 2006) compiled in correspondence with the requirements of the RF legislation:

- Balance sheet (form No. 1);
- Profit and Loss Report (form No. 2).

The Quarterly Financial Statements of OJSC «CenterTelecom» for Q3 2006 are given in Annexes №1 and №2 of this report.

6) The Issuer doesn't have non-consolidated quarterly financial statements compiled in correspondence with the IAS or GAAP of the USA.

The Issuer has compiled unaudited consolidated financial statements for 6 months ended on June 30, 2006 in correspondence with the International Accounting Standards (IAS).
The statements are available at the following website: www.centertelecom.ru.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

List of consolidated financial statements of the Issuer:
a) The Issuer doesn't compile consolidated financial statements in correspondence with the requirements of the RF legislation.
б) The consolidated financial statements of the Issuer for the last completed financial year (2005) **compiled in correspondence with the IAS**, including the Report of the independent auditors, is provided in quarterly report for Q2 2006.

7.4. Information about the accounting policy of the Issuer

The Accounting Policy of OJSC «Centerelecom» for 2006 was given in the Issuer's quarterly report for Q1 2006.
No changes were made in the Accounting Policy during the reporting period.

7.5. Total value of export and export share in the total sales volume

The Issuer doesn't conduct export of the products (goods, works, services).

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended

As of 01.10.2006:
The total value of the Issuer's real estate (land plots, buildings, line and cable communication structures): ***11 079.0 million rubles;***
Depreciation (buildings, communication lines): ***3 346.5 million rubles.***

Over the reporting period, the real estate whose value is over 5% of the balance sheet value of the Issuer's assets was not acquired or changed.

Data on the real estate valuated by an independent valuer in the period from 01.10.2005 to 01.10.2006:

Table 7.6.1. Information about real estate, which is owned or rented for long term by the issuer and was evaluated by the independent valuer for conclusion of deals within 12 months before the end of the reporting quarter

Th. rubles

№	Facility name	Valuation date (day/ month/year)	Assessed value (thousand rubles)
1	Non-residential building (historical and cultural site of local significance)	31.03.06	4218,64
2	Administrative building (historical and cultural site of local significance)	18.04.05; 21.06.05; 10.08.06	Evaluation as of 10.08.06 17 288,00
3	Group of buildings and facilities of «Stroitel» production base	26.05.06	24714,13

4	Two-room flat	22.06.06 15.08.06	Evaluation as of 15.08.06 256.9
5	Three-room flat	22.06.06 15.08.06	Evaluation as of 15.08.06 324.6
6	Flat	14.08.06	700.00
7	Public call office building	19.10.05	53220.00
8	Linear technical station building	19.10.05	43352.00
9	Three-room flat in dwelling house	26.10.05	126521.00
10	Stable	19.05.2005 revaluation 23.12.05	11 14.5
11	Fitters' house	24.10.05	38.14
12	Garage	24.10.05	69.49
13	Warehouse	24.10.05	16.53
14	UP building	12.07.06	249.15
15	Shed	12.07.06	61.02
16	Three-room flat	19.06.06	443.40
17	Three-room flat	13.03.06	338.00
18	Non-residential building (garage)	28.11.05	43.22
19	Part of administrative building	04.10.05	1436,60
20	Production building	20.12.05	51,20
21	Production building	29.09.06	60.90
22	Production building	29.09.06	40.70
23	Building of service provision section and radio center	16.01.06	176.00
24	Fitter's production building	09.03.06	175.00
25	Non-residential building	17.03.06	538.18
26	Production building	01.04.06	85.00
27	Amplifying station and radio center with basement	01.06.06	346.00
28	Diesel building with boiler	01.06.06	85.00
29	Garage building	01.06.06	110.00
30	Communication center building with annex	25.04.06	22.50
31	Non-residential building	22.05.06	574.25
32	Building	22.05.06	1035.56
33	Building	22.05.06	169,45
34	Building	22.05.06	169,45
35	Building	22.05.06	170,60
36	Building	22.05.06	171,74
37	Annex to non-residential building	06.07.06	1319,00
38	One-room flat	24.07.06	245.44
39	Admnistrative building	03.08.06	1360.80
40	Annex to administrative building	03.08.06	114.28
41	Part of production building	04.09.06	3207.50
42	Non-residential building	07.08.06	290.10

Table 7.6.2. Information real estate, which was evaluated by the independent valuer and was disposed of as a result of the concluded deal (written off the balance sheet)

Th. rubles

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date		
				Balance-sheet value	Depreciated value	Assessed value
1	Wood-processing workshop, garage	15.06.05	Sale agreement signed dated 07.12.2005, state registration of lapse of right was conducted on 17.08.06.	1287.80	1072.20	1349,15
2	Two-room flat	25.02.05	21.10.05	613.25	603.01	620.00
3	Garage-warehouse	10.03.05	05.10.05	133.2	60.8	165.3
4	Boiler-room	22.11.04	08.11.05	25.60	9.60	335.40
5	Garage building	16.02.05	07.11.05	9,18	0,00	12.80
6	Land plot	20.04.05	07.11.05	12.30	12.30	12.30

7	Garage building	02.02.05	01.12.05	14.20	4.30	13.70
8	Fitters' building	02.02.05	01.12.05	10.80	3.30	19.80
9	Warehouse building	02.02.05	01.12.05	7,00	2.10	15.20
10	Non-residential building (battery room)	02.02.05	01.12.05	8,30	2,50	17,80
11	Land plot	08.06.05	12.12.05	41,90	41,90	44,30
12	Annex	11.05.05	07.12.05	565.90	405,20	2470,00
13	Dwelling house	15.03.05	15.12.05	93.79	80,00	83,00
14	Transformer station building of radio center	20.09.05	28.12.05	23,10	0,00	25,40
15	Garage building	14.04.05	11.01.06	357.90	161.80	347,00
16	Garage building	14.04.05	11.01.06	101.60	27.20	152,00
17	Boilerhouse with backrooms	14.04.05	11.01.06	284,70	131,10	236,00
18	Gatehouse on the territory of the Altai-3M complex	14.04.05	11.01.06	82,90	38,10	133,00
19	Operations base	16.07.05	01.03.06	3 400,90	1 747,70	2 151.00
20	Radio center building	11.08.05	24.01.06	29,89	0,00	81,49
21	Radio center building	31.08.05	30.01.06	151,71	12.73	36.50
22	Former building of communication node	04.10.05	16.02.06	99,15	22,14	40,00
23	Part of the workshop	04.10.05	16.02.06	232.50	216,10	204,00
24	Part of the workshop	04.10.05	16.02.06	348,70	324.10	306,00
25	1/3 of shop building	25.05.05	The object was handed over to the church free of charge (On 23.01.06 the gift agreement № 43 dated 26.12.2005 was registered with the Department of the Federal Registration Service)	17,50	15,60	17,00
26	Building of operatios engeenering communications department -Hostel	10.03.05	disposed on 28.02.06	63,40		92,50
27	Fitters' house	23.12.05	26.04.06	83,09	2.30	40.30
28	Garage	23.12.05	26.04.06	110.79	0.00	311,50
29	Warehouse	23.12.05	26.04.06	18,13	0.00	61,30
30	Office	23.12.05	26.04.06	108.75	0,00	50,00
31	Garage building	05.04.05	07.06.06	211.20	0.00	1 478,00
32	Garage building	05.04.05	07.06.06	100,76	7,98	418,00
33	Building under construction	27.09.05	13.09.06	4752,40	0,00	995,20
34	Two-room flat	31.03.06	20.07.06	275.70	252,70	350,00

Table 7.6.3. Information real estate, which was evaluated by the independent valuer and it entered the balance sheet as a result of the deal conclusion

Th. rubles

№	Facility name	Valuation date (day/ month/year)	Acquisition date (day/ month/year)	Value as of the acquisition date		
				Balance-sheet value	Depreciated value	Assessed value
1	One-room flat	26.11.04	Sale agreement № 418 dated 22.08.2005 (registration date 03.10.2005)	310,60	310,60	295,00
2	Garages building	14.11.05	30.11.05			28,70
3	Radio relay station building	30.11.05	30.11.05			597,70
4	Linear technical station building	18.11.05	25.11.05			113,60
5	Automatic exchange building	28.11.05	30.11.05			198.10
6	Non-residential building of	20.12.05	29.12.05	37.90		30.40

	automatic exchange station					
7	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1122	16.02.06	2159,50	2159,50	2151,81
8	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1187	16.02.06	373,17	373,17	365,41
9	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1191	16.02.06	733,24	733,24	725,60
10	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1189	22.03.06	187,76	187,76	180,01
11	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 29.11.05 № 1136	10.03.06	256,83	256,83	248,69
12	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1195	10.03.06	185,27	185,27	175,87
13	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1150	03.03.06	293,20	293,20	284,74
14	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1149	06.03.06	49,00	49,00	41,12
15	Land plot *	Order of the Territorial department of the Rosimushchestvo	06.03.06	77,78	77,78	64,42

		(Federal Agency on Federal Property Control) dated 07.12.05 № 1193				
16	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1125	06.03.06	8,41	8,41	0,54
17	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1124	20.03.06	18,20	18,20	9,80
18	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 05.12.05 № 1180	20.04.06	98,10	98,10	89,71
19	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1183	20.04.06	170,20	170,20	159,20
20	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1192	21.04.06	293,74	293,74	284,52
21	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1141	17.05.06	90,75	90,75	82,80
22	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1134	17.05.06	17,65	17,65	4,32
23	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1132	17.05.06	51,51	51,51	38,31

24	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 23.12.05 № 1262	25.07.06	49,61	49,61	41,48
25	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1133	21.07.06	9,61	9,61	1,63
26	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 29.11.05 № 1137	21.07.06	21,50	21,50	3,64
27	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1126	21.07.06	16,05	16,05	8,07
28	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1190	16.02.06	862,24	862,24	850,53
29	Land plot *	Sale agreement without number dated 15.12.05	23.12.05	0,17	0,17	0,17
30	Land plot *	Sale agreement without number dated 15.12.05	29.12.05	0,05	0,05	0,05
31	Land plot *	Sale agreement № 17 dated 09.12.05	16.12.05	0,83	0,83	0,83

* Redemtion value (assessed) was calculated on the basis of calculation methods specified in the annexes to the oreders on provision of land plots for ownership (divisible by land tax)

7.7. Information about litigations involving the Issuer that may materially affect its financial and business operations

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4 432 374 thousand rubles as of June 30, 2006;
- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extrabudgetary funds in a significant volume).

In the 3rd quarter of 2006, as well as during three years preceding the end date of the accounting period OJSC «CenterTelecom» did not participate in significant legal proceedings, which results can (could) influence its financial and economic activity.

During the 3 years preceding to the end date of the accounting period OJSC «CenterTelecom» participated or participates as of the end date of the accounting period as a claimant or defendant in the following legal proceedings:

- concerning claims which value exceeds 6 mln rubles;
- concerning disputes on the ownership right, disputes connected with assignment or possible assignment of the Company's directly or indirectly immovable property.

1. In 2003 the Moscow branch of OJSC «CenterTelecom» brought a claim against the Moscow Regional Registration Chamber and Municipal formation "Chekhov district of Moscow region" in the name of the district's administration on ineffectiveness of the registered ownership right of the Municipal formation to the city telephone and broadcast transmission network owned by OJSC «CenterTelecom» and on recognition of the ownership right of OJSC «CenterTelecom».

The book value of the facilities as of the claim date comprised **8,041 thousand rubles.**

The claims of OJSC «CenterTelecom» were satisfied by the decision of the first instance court of 15.04.2004.

However, the Federal Arbitration Court of Moscow district came to a conclusion that the first instance court had not duly studied all circumstances important for considering the case and making a decision.

By the Decree of the Federal Arbitration Court of Moscow district of July 07, 2004 the decision of the Arbitration Court of Moscow region of April 15, 2004 was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the first instance court of 13.10.2005 the claims of OJSC «CenterTelecom» were once again satisfied.

2. In 2003-2004 Federal State Unitary Company "Russian Television and Radio Broadcasting Network" (FSUC "RTRS") made three claims against OJSC «CenterTelecom» on ineffective privatization of telecommunications companies joint to OJSC «CenterTelecom» as a result of reorganization, in the part of transferring property of TV and radio broadcasting centers to them:

1) FSUC "RTRS" brought a claim to the Arbitration Court of Kaluga region on ineffectiveness of Clause 6.1 of the OJSC «CenterTelecom»'s Charter in the part of including four facilities to the registered capital of OJSC «CenterTelecom»: a tower in Maloyaroslavets, radiodetector Kirov-Manino-Lyudinovo, radiodetector Manino-Betlitsa and radiodetector Kirov-Novoalexandrovsky in Kaluga region. In 2004 the book value of the property comprised 747 937 rubles. 03 kop., though the total sum of the claim was **27 438 thousand rubles.,** which comprised the property value as of 01.07.92 without revaluation.

Territorial administration of the Russian Federation Ministry of Property participated in the proceedings as a third party with independent claims.

By the decision of the first instance court of 25.06.2004 the claim of FSUC "RTRS" was dismissed.

The appeals instance discharged the decision of the first instance court and made a new decision on satisfaction of the FSUC "RTRS"'s claim.

On November 05, 2004 the cassational instance discharged the decision of the appeals instance and remained the decision of the first instance court of 25.06.2004 on dismissal of the FSUC "RTRS"'s claim unchanged.

2) In 2004 FSUC "RTRS" brought a claim to the Arbitration Court of Moscow region on application of consequences of a void privatization transaction of State Communications and Information Technology Company "Rossvyazinform" of Moscow region in the part of including the TV translator located in Stupino of Moscow region to the registered capital of OJSC «CenterTelecom» and its return to the Russian Federation state property. The book value of the building as of the claim date was equal to zero (100% amortization).

By the decision of the Arbitration Court of Moscow region of 09.08.04 FSUC "RTRS"'s claim was dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of 09.12.04 the decision of the first instance court was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the Arbitration Court of Moscow region of 14.03.05 the claim of FSUC "RTRS" was once again dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of July 13, 2005 the decision of the Arbitration Court of Moscow region of March 14, 2005 remained unchanged and the cassation of Federal State Unitary Company "Russian Television and Radio Broadcasting Network" was not satisfied.

3) In 2003 FSUC "RTRS" made a claim on application of consequences of a void privatization transaction in the part of including the building of the Regional Radio and Television Transmitting Center located in Ryazan in the registered capital of OJSC Elektrosvyaz of Ryazan region. The book value of the building comprised **397,54 thousand rubles.** By the decision of the first instance court of 14.01.2004 the claim of FSUC "RTRS" was dismissed. By the Decrees of the appeals and cassational instances the decision of the first instance court remained unchained.

3. Public Company Federal Postal Communications Agency of Moscow Region (hereinafter referred to as PC FPCA MR) brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the registered ownership right of OJSC «CenterTelecom» to premises located at the address: Moscow region, Taldom, 1, Sobtsova St., with the total area of 524,1 square m.

The Arbitration Court of Moscow region dismissed the claim of PC FPCA MR on 28.12.04. By the decree of the appeals instance of 04.04.05 the decision of the Arbitration Court of Moscow region of 22.12.04 remained unchanged and the appeal of PC FPCA MR was not satisfied.

By the Decree of the Federal Arbitration Court of Moscow district of August 01, 2005 the decision of the Arbitration Court of Moscow region of 28.12.04 and the decree of the Tenth Arbitration Appeal Court of April 04, 2005 remained unchanged and the cassation of PC FPCA MR was not satisfied.

The Russian Federation Federal Arbitration Court disallowed to submit this case to the General Committee of the Russian Federation Federal Arbitration Court.

4. In 2005 the Property Management Committee of Istra region of Moscow region (hereinafter referred to as PMC of Istra region) submitted an application to the Istra City Court on recognition of the municipal ownership right to the property consisting of cable telephone network sewage with the length of 40,090 m and 699 cable wells located at the address: Moscow region, Istra.

By the decision of the first instance court of September 09, 2005 the claims of PMC of Istra region were satisfied.

By the decision of the Moscow District Civil Court Board of 28.11.2005 the above decision was discharged and the case was submitted to the first instance court for a new consideration.

5. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow region on ineffective refusal of PC Federal Regional Court of Moscow region to register the ownership right of OJSC «CenterTelecom» to line cable communications facilities located in Istra and the obligation to carry out the state registration of rights to this property. By the court decision of March 29, 2006 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of June 08, 2006 the court decision remained unchanged. The warrant of execution was issued.

6. In 2005 OOO NTK brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the ownership right to line cable communications facilities located in Noginsk of Moscow region registered by OJSC «CenterTelecom».

By the court decision of 14.11.2005 the claim of OOO NTK was dismissed.

By the decree of the appeals instance of February 26, 2006 the decision of the first instance court remained unchanged and the appeal of OOO NTK was not satisfied.

7. FSUC Post of Russia in the name of its branch Federal Postal Communications Administration of Lipetsk region brought a claim to the Arbitration Court of Lipetsk region on ineffective registration of OJSC «CenterTelecom»'s ownership right to administrative building located at the address: Lipetsk region, Usman, 79, Lenina St., and registration record in the immovable property rights register, as well as on the claimant's right to economic control of a part of the above administrative building. At the court cession the claimant's representative filed an application on a full abandonment of the claim accepted by the court on February 13, 2006. The Arbitration Court of Lipetsk region made a decision to terminate the proceedings in case.

8. On 27.06.06 the Arbitration Court of Lipetsk region made a decision on recognition of the federal ownership right of the Russian Federation to non-residential premises with the area of 1395,3 square km occupied by a postal communications branch of Usmansk postal office of Lipetsk region in the administrative building and non-residential premises with the area of 211,3 square km in the

garage building with an adjacent structure located at the address: Lipetsk region, Usman, 79, Lenina St., at the claim of the territorial administration of the Federal Agency on Federal Property Management of Lipetsk region made to OJSC «CenterTelecom» in the name of its Lipetsk branch, the third party was FSUC "Post of Russia".

9. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region against CJSC "Regional Communications' Company" on collecting **83,753 thousand rubles.** under the contract of guarantee.

By the decision of the Arbitration Court of Yaroslavl region of September 29, 2005 61,590 thousand rubles. were collected from CJSC "Regional Communications' Company" in favor of OJSC «CenterTelecom», the part of collecting of 22,163 thousand rubles. of interest was dismissed. The Company received a warrant of execution.

10. In 2005 Mr. V.D. Kazmin brought a claim against the Lipetsk branch of OJSC «CenterTelecom» on compulsory execution of telephone communications usage contract and collection of moral harm compensation in the amount of **30 mln rubles**. On September 15, 2005 The Oktyabr regional court of Lipetsk made a decision to refuse satisfaction of the claim of V.D. Kazmin in the part of compulsory execution of the contract and collected 1000 rubles. for moral harm compensation from OJSC «CenterTelecom». The cassation of V.D. Kazmin was dismissed and the decision of the first instance court remained uncharged.

11. In 2005 OJSC MGTS brought a claim to the Arbitration Court of Moscow region on collecting the sum of unjust enrichment comprising **8,7 mln rubles.** from OJSC «CenterTelecom».

By the court decision of 13.12.2005 the claims of OJSC MGTS were satisfied.

By the decree of the Tenth Arbitration Appeal Court of 14.03.06 the appeal of OJSC «CenterTelecom» was satisfied, the decision of the first instance of 13.12.05 was discharged and the claim of OJSC MGTS was dismissed.

By the decree of the cassational instance of June 13, 2006 this judicial act remained unchanged and the cassation of OJSC MGTS was not satisfied.

12. In 2005 the Russian Federation Ministry of Finance brought a claim to the Arbitration Court of Moscow region against OJSC «CenterTelecom» on collecting **458,638 thousand rubles.** under the bond of the allocated credit line to the federal budget.

As of the end date of the accounting period the claim is being considered.

OJSC «CenterTelecom» expects to settle the dispute by an amicable agreement.

13. Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region on recognition of the ownership right to a section of telephone sewage with the length of 5263,70 m located in Yaroslavl. Presently the ownership right to this section is registered by Yaroslavl. By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. Consideration of the appeal appointed for November 23, 2006.

14. On April 24, 2006 the Interregional Inspectorate of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 made Decision No. 4 on bringing OJSC «CenterTelecom» to tax responsibility for tax violation.

On April 27, 2006 Claim No. 81 was addressed to OJSC «CenterTelecom» on the Company's voluntarily paying taxes and tax sanctions in the amount of **2 355 359 thousand rubles.**

On May 03, 2006 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow on illegality of Decision No. 4 of the tax inspectorate.

On May 05, 2006 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow on illegality of Claim No. 81 of the tax inspectorate.

On May 10, 2006 OJSC «CenterTelecom» submitted an application to the Arbitration Court of Moscow on taking measures on securing the claim. By the decision of to the Arbitration Court of Moscow of May 11, 2006 the above application of the Company was satisfied. The Interregional Inspectorate of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 brought an appeal to be considered on July 24, 2006.

On May 17, 2006 OJSC «CenterTelecom» submitted an application to the Arbitration Court of Moscow on taking measures on securing the claim with application of a bank guarantee. The guarantor was Promsvyazbank Joint-Stock Commercial Bank. By the decision of the Arbitration Court of Moscow of May 18, 2006 the Company's application on taking measures on securing the claim was not satisfied. OJSC «CenterTelecom» brought an appeal to be considered on July 17, 2006.

By the decision of the Arbitration Court of Moscow of June 06, 2006 the proceedings under the claim of OJSC «CenterTelecom» on illegality of Claim No. 81 of the Interregional Inspectorate of the

Russian Federation Federal Tax Service on Major Taxpayers No. 7 was suspended till the effectiveness of the court decision on the case concerning illegality of Decision No. 4 of 24.04.06 of the Interregional Inspectorate of the Russian Federation Federal Tax Service on Major Taxpayers No. 7.

Consideration of the case on illegality of Decision No. 4 of 24.04.06 of the Interregional Inspectorate of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 is fixed on July 20, 2006.

15. In the 2nd quarter of 2006 OOO NPK Tekhnologii, Materialy I Innovatsii brought a claim to the Arbitration Court of Moscow region on collecting the debt on performed work payment and interest for using the borrowed monetary funds comprising **6,121 thousand rubles.** from OJSC «CenterTelecom».

By the decision of the Arbitration Court of Moscow region of May 04, 2006 the claim of OOO "NPK Technologies, Materials and Innovations" was shelved.

By the decree of the appeals instance of June 06, 2006 the Decision of the Arbitration Court of Moscow region was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the first instance court the stated claims of OOO NPK Tekhnologii, Materialy I Innovatsii were dismissed. The appeals court disaffirmed the decision of the first instance court and submitted the case for a new consideration to the first instance court. Cassational instance left the decree of the appeals court unchanged. The consideration of the case is fixed for October 30, 2006г.

16. In 2006 Ms Zheleznyakova brought a claim against the Ryazan branch of OJSC «CenterTelecom» on collection of moral compensation at the amount of **50 million rubles** caused by unlawful actions of the branch officials, which expressed in refusal to provide communication services time-based payment system. The claim is under consideration at the moment.

17. OJSC «CenterTelecom» represented by the Bryansk branch brought claim against «Svyaz-Service» LLC on collection of the sum of unjust enrichment at the amount of **16 432 thousand rubles.** The claim is under consideration.

18. In 2003 the Arbitration Courts of Moscow District refused to satisfy two claims brought on behalf of OJSC «CenterTelecom» on collecting **8,058 thousand rubles.** and **5,975 thousand rubles.** of expenses connected with communications service payment allowances granted to veterans by OJSC «CenterTelecom» from the Russian Federation in the name of the Ministry of Finance on account of the Russian Federation treasury.

OJSC «CenterTelecom» submitted a complaint to the Russian Federation Supreme Arbitration Court on reconsidering these juridical acts in the exercise of supervisory powers, but judges of the Russian Federation Supreme Arbitration Court made decisions to reject the transfer of the decisions of the Arbitration Court of Moscow and decrees of the Federal Arbitration Court of Moscow district for reconsideration acts in the exercise of supervisory powers to the Presidium of the Russian Federation Supreme Arbitration Court.

In 2004 OJSC «CenterTelecom» submitted claims to the Arbitration Court of Moscow on reconsideration of decision in view of the newly opened circumstances.

By the court decision of 27.09.04, the unchanged decree of the appeals instance of 01.02.05 and the decree of the cassational instance of 26.04.05 the claims were not satisfied.

19. In 2003 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tula branch to veterans from the Russian Federation in the name of the Russian Federation Ministry of Finance. The claim amount comprised **92,989 thousand rubles.**

By the decision of the Arbitration Court of Moscow of 24.05.2004 the claims of OJSC «CenterTelecom» were satisfied. The appeals instance by the decree of 01.09.04 satisfied the appeals of the Russian Federation Ministry of Finance and dismissed the claim of OJSC «CenterTelecom». On October 25, 2004 the cassational instance did not change the decree of the appeals instance and did not satisfy the cassation of OJSC «CenterTelecom».

On 18.03.2005 OJSC «CenterTelecom» submitted a complaint to the Russian Federation Constitutional Court concerning violation of constitutional rights, in which the claimant requested the Russian Federation Constitutional Court to check constitutionality of Clause 2, Article 124 of the

Russian Federation Civil Code in the interpretation it was used by the federal Arbitration Courts of Moscow district in the case of OJSC «CenterTelecom».

By the decision of the Russian Federation Constitutional Court of July 05, 2005 the complaint of OJSC «CenterTelecom» was not accepted.

20. On May 13, 2004 the Arbitration Court of Moscow made a decision on satisfying the claim brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Ministry of Finance, the Ministry of Public Health and Social Development and the Tambov region social protection office on collecting **10,432 thousand rubles**. of losses incurred in connection with communications service payment allowances granted by the Tambov branch to veterans. The appeals and the cassational instances remained the decision of the first instance court unchanged. The Ministry of Public Health and Social Development brought a claim to the Russian Federation Supreme Arbitration Court on reconsideration of the above judicial acts in the exercise of supervisory powers. By the decision of the Russian Federation Supreme Arbitration Court the claimant was refused to submit the legal proceedings to the Presidium of the Russian Federation Supreme Arbitration Court for their reconsideration in the exercise of supervisory powers. The warrant of execution was executed in the established order in 2004.

21. On June 28, 2004 the Arbitration Court of Voronezh region made a decision on the claim brought by the Voronezh branch of OJSC «CenterTelecom» on collecting losses incurred by OJSC «CenterTelecom» in connection with granting communications service payment allowances to individual categories of citizens in the amount of **10,607 thousand rubles.** from the Russian Federation treasury. The warrant of execution was executed in the established order in 2005.

22. The Voronezh branch of OJSC «CenterTelecom» brought **3 claims** to the Arbitration Court of Voronezh region to the total amount of **49,708 thousand rubles.** on collecting losses incurred by OJSC «CenterTelecom» in connection with granting communications service payment allowances to individual categories of citizens under laws "On veterans", "On social protection of the disabled in the Russian Federation" and the Law "On social protection of citizens exposed to radiation consequent on the disaster at the Chernobyl atomic power exchange" from the Russian Federation treasury. The claims were satisfied by the decisions of the first instance court of 15.12.04 and 21.12.04. The warrants of execution were executed in the established order in 2005.

23. The Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Voronezh region on collecting losses incurred by OJSC «CenterTelecom» in connection with granting communications service payment allowances to individual categories of citizens from the Russian Federation treasury. The claim amount comprised **20,646 thousand rubles.** The claim was satisfied by the decision of the first instance court. The warrant of execution was executed in the established order in 2004.

24. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tula branch of OJSC «CenterTelecom» to veterans in 2003. The claim amount comprised **17,025 thousand rubles**. The first instance court refused to satisfy the claims. By the decree of the appeals instance of 16.06.05 the decision of the first instance court remained unchanged and the appeal of OJSC «CenterTelecom» was not satisfied. By the decree of the Federal Arbitration Court of Moscow region of September 13, 2005 the decision of the first instance court and the decree of the appeals instance were discharged and the case was submitted to the first instance court for a new consideration. In the 4th quarter of 2005 by the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was received and as of the end of the reporting quarter was sent the RF Ministry of Finance for execution in due course.

25. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Bryansk branch of OJSC «CenterTelecom» to veterans during 2001-2003. The claim amount comprised **28,164 thousand rubles.** By the decision of the Arbitration Court of Moscow of 18.02.05 the above amount was collected from the Russian Federation Ministry of Finance on account of the Russian Federation treasury funds. By the decree of the appeals instance of 25.05.2005 the appeal of the Ministry of Finance was satisfied, the decision of the first instance court was discharged and the claim of OJSC «CenterTelecom» was dismissed. By the Decree of the Federal Arbitration Court of Moscow region of August 12, 2005 the decree of the appeals instance was discharged, the decision of

the first instance court of February 18, 2005 remained effective and the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

26. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Ivanovo branch of OJSC «CenterTelecom» to veterans during 2001-2003. The claim amount comprised **20,137 thousand rubles.** The first instance court dismissed the claim. By the decree of the appeals instance the decision of the first instance court remained unchanged and the appeal of OJSC «CenterTelecom» was not satisfied. On 24.05.05 the cassational instance discharged the decree of the appeals instance and the decision of the first instance court and submitted the case for a new consideration. By the decision of the first instance court of August 30, 2005 the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

27. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» to veterans and disabled in 2003. The claim amount comprised **19,711 thousand rubles.** By the decision of the first instance court unchanged by the appeals instance dismissed the claim. By the decree of the Federal Arbitration Court of Moscow region of August 04, 2005 the decision of the first instance court and the decree of the appeals instance were discharged and the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in June 2006.

28. In 2004 a claim was brought to the Arbitration Court of Yaroslavl region on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to veterans and disabled. The claim amount comprised **38,211 thousand rubles.** By the decision of the first instance court of 27.06.05 the claims of OJSC «CenterTelecom» were partially satisfied to the amount of 32,779 thousand rubles. The appeals instance remained the decision of the first instance court unchanged and did not satisfy the appeal of the Russian Federation Ministry of Finance. In the 4th quarter of 2005 9,977 thousand rubles. were collected from the treasury of Yaroslavl region; in June 2006 22,801 thousand rubles. were collected from the Russian Federation treasury.

29. In 2005 a claim was brought to the Arbitration Court of Smolensk region on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Smolensk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **53,326 thousand rubles.** By the decision of the first instance court of 04.05.2005 the claim was satisfied. By the decree of the appeals instance of September 01, 2005 the decision of the first instance court remained unchanged and the appeal of the Russian Federation Ministry of Finance was not satisfied. The warrant of execution was executed in the established order in 2006.

30. In 2004 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **217,306 thousand rubles.** By the decision of the first instance court of 16.02.05 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of 22.04.05 the decision of the first instance court remained unchanged and the appeal of the third party – the Russian Federation Ministry of Public Health and Social Development – was not satisfied. OJSC «CenterTelecom» received the warrant of execution and submitted it to the Russian Federation Ministry of Finance for its execution in the established order, however, simultaneously with the aforesaid, Russian Federation Ministry of Public Health and Social Development brought a cassation. By the decree of the Federal Arbitration Court of Moscow region of July 19, 2005 the decision of the first instance court and the decree of the appeals instance remained unchanged and the cassation was not satisfied. The warrant of execution was executed in 2006.

31. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of

Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans in 2001-2003. The claim amount comprised **144,758 thousand rubles.**

By the decision of the Arbitration Court of Moscow of 06.04.05 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of 16.06.05 the decision of the first instance court remained unchanged and the appeal was not satisfied. The warrant of execution was executed in 2006.

32. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans in 2001-2003. The claim amount comprised **261,602 thousand rubles.** The first instance court did not satisfy the claim. By the decree of the appeals instance the decision of the first instance court was discharged and the claims of OJSC «CenterTelecom» were satisfied. By the decree of the cassational instance of August 29, 2005 the decree of the appeals instance remained unchanged and the cassations of the Russian Federation Ministry of Finance and Russian Federation Ministry of Public Health and Social Development were not satisfied. The warrant of execution was executed in 2006.

33. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **11,784 thousand rubles.** By the decision of the first instance court of 09.06.05 the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2005.

34. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **4,801 thousand rubles.** By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of 06.07.05 the decision of the first instance court remained unchanged and the appeal of the Russian Federation Ministry of Public Health and Social Development was not satisfied. OJSC «CenterTelecom» received the warrant of execution and submitted it to the Russian Federation Ministry of Finance for its execution in the established order, however, simultaneously with the aforesaid, Russian Federation Ministry of Public Health and Social Development brought a cassation. By the decree of the Federal Arbitration Court of Moscow region of August 23, 2005 the decision of the first instance court and the decree of the appeals instance remained unchanged and the cassation was not satisfied. The warrant of execution was executed in 2006.

35. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tambov branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **15,322 thousand rubles.** By the decision of the first instance court of July 25, 2005 the claims of OJSC «CenterTelecom» were satisfied. The court decision came into its legal power. The warrant of execution was executed in 2006.

36. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Belgorod branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **20,791 thousand rubles.** By the decision of the first instance court of September 21, 2005 the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

37. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **15,991 thousand rubles.** By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

38. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kaluga branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **54,017 thousand rubles.** The first instance court satisfied the claims of OJSC «CenterTelecom». The warrants of execution were executed in 2006.

39. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **17,328 thousand rubles.** The first instance court satisfied the claims of OJSC «CenterTelecom». OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period. The warrant of execution was executed in 2006.

40. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to disabled. The claim amount comprised **15,942 thousand rubles.** The first instance court satisfied the claims of OJSC «CenterTelecom». OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

41. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tambov branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **26,713 thousand rubles.** By the decision of the first instance court of November 08, 2005 the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

42. In 2005 the Kursk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Kursk region against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in 2002 in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to disabled. The claim amount comprised **8,804 thousand rubles.** By the decision of the first instance court of October 24, 2005 the claims of OJSC «CenterTelecom» were satisfied. OJSC «CenterTelecom» received the warrant of execution which is being executed as of the end date of the accounting period.

43. B In 2005 the Kursk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Kursk region against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in 2002 in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **10,257 thousand rubles.** The claim was satisfied. OJSC «CenterTelecom» received the warrant of execution which is being executed as of the end date of the accounting period. However, on May 22, 2006 the Russian Federation Ministry of Public Health and Social Development brought a cassation. The cassational instance court disaffirmed the decision of the first instance court and submitted the case for a new consideration.

44. In 2005 the Vladimir branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Vladimir region against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Vladimir branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **12,262 thousand rubles.** The claim was partially satisfied: 10,391 thousand rubles. of losses were collected in favor of OJSC «CenterTelecom». The court refused to collect the VAT amount of 1,871 thousand rubles. OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

45. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Bryansk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **29,521 thousand rubles.** By the decision of the Arbitration Court of Moscow of June 15, 2006 the claim was satisfied. The warrant of execution was executed in 2006.

46. In 2005 5 claims were brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Belgorod branch of OJSC «CenterTelecom» to veterans and disabled in 2003-2004. Te total claim amount comprised **77,136 thousand rubles.**

The result of the claims consideration:

1 claim brought to the amount of 8,312 thousand rubles. was satisfied in the full by the decision of the Arbitration Court of February 06, 2006. OJSC «CenterTelecom» received the warrant of execution;

1 claim brought to the amount of 10,628 thousand rubles. was satisfied partially to the amount of 8,857 thousand rubles. by the decision of the Arbitration Court of 05.05.06. The court refused to satisfy the claims of OJSC «CenterTelecom» in the part of collecting 1,771 thousand rubles. By the decree of the appeals instance court dated 19.09.06 the decision of the first instance court was disaffirmed, the claims of OJSC «CenterTelecom» were satisfied in full;

1 claim brought to the amount of 27,983 thousand rubles. was satisfied partially to the amount of 22,946 thousand rubles. by the decision of the Arbitration Court of 05.05.06. The court refused to satisfy the claims of OJSC «CenterTelecom» in the part of collecting 5,037 thousand rubles. By the decree of the appeals instance court dated 19.09.06 the decision of the first instance court was disaffirmed, the claims of OJSC «CenterTelecom» were satisfied in full;

1 claim brought to the amount of 19,343 thousand rubles. was satisfied partially to the amount of 15,861 thousand rubles. by the decision of the Arbitration Court of 05.05.06. The court refused to satisfy the claims of OJSC «CenterTelecom» in the part of collecting 3,482 thousand rubles. By the decree of the appeals instance court dated 19.09.06 the decision of the first instance court was disaffirmed, the claims of OJSC «CenterTelecom» were satisfied in full;

1 claim brought to the amount of 10,870 thousand rubles is satisfied. The warrant of execution was issued.

47. In 2005 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On social protection of the disabled". The claim amount comprised **7,756 thousand rubles.** The claim was satisfied by the decision of the Arbitration Court of Tver region of 20.02.06. OJSC «CenterTelecom» received a warrant of execution.

48. In 2005 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On veterans". The claim amount comprised **24,705 thousand rubles.** The claim was satisfied by the decision of the

Arbitration Court of the Tver region dated 20.02.06 at the total amount of 20 937 thousand rubles, but the court refused to collect the amount of VAT - 3 768 thousand rubles. The warrant of execution at the amount of 20 937 thousand rubles was issued.

49. In 2006 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On veterans". The claim amount comprised **13,874 thousand rubles.** The claim is being considered as of the end date of the accounting period.

50. In 2006 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On veterans". The claim amount comprised **6,055 thousand rubles.** The claim is being considered as of the end date of the accounting period.

51. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **6,411 thousand rubles.** The claims of OJSC «CenterTelecom» were not satisfied. By the decree of the appeals and cassational instances the decision of the first instance court remained unchanged.

52. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **6,498 thousand rubles.** The claims of OJSC «CenterTelecom» were not satisfied. By the decree of the appeals and cassational instances the decision of the first instance court remained unchanged.

53. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **28,711 thousand rubles.** The claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

54. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **34,904 thousand rubles.** The claim was satisfied by the decision of the first instance court at the amount of 25 012 thousand rubles, but the court refused to collect the amount of VAT - 9 892 thousand rubles. By the decree of the appeals instance court dated 28.09.06 the decision of the first instance court was left unchanged.

55. The Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Voronezh region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Voronezh branch of OJSC «CenterTelecom» to individual categories of citizens in 2004 under the Russian Federation Federal Law "On veterans". The claim amount comprised **27,310 thousand rubles.** By the court decision of May 23, 2006 the claim was satisfied. By the decree of cassational instance court dated 08.09.06 the decision of the first instance court was disaffirmed, the case was submitted to the first instance court for a new consideration.

56. The Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Voronezh region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Voronezh branch of OJSC «CenterTelecom» to individual categories of citizens in 2004 under

the Russian Federation Federal Law "On social protection of the disabled in the Russian Federation". The claim amount comprised **37,808 thousand rubles.** The claim was satisfied by the decision of court dated 06.07.06. As of the end of the reporting quarter the case is being considered by the cassational instance court.

57. The Ryazan branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court against the Russian Federation in the name of the Russian Federation Ministry of Finance, Department of Public Health and Population Social Protection in Ryazan region and the Population Social Protection Department of Ryazan on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Voronezh branch of OJSC «CenterTelecom» to individual categories of citizens in 2003-2004 under the Russian Federation Federal Law "On social protection of the disabled in the Russian Federation". Initially the claim was advanced for 23 194 thousand rubles. The the claim was increased by 7 295 rubles. At the moment the amount of the advanced claim is **23 201 thousand rubles.** The claim is under consideration.

58. The Kursk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to individual categories of citizens under the Russian Federation Federal Law "On social protection of the disabled in the Russian Federation". The claim amount comprised **12,471 thousand rubles.** The claim is being considered.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1. Additional information about the issuer

8.1.1. Legal (charter) capital of the issuer: amount and structure

The Issuer's authorized capital as of the end of the last reporting quarter is:
6 311 998 965 rubles
Authorized capital layout by category of stocks:
Ordinary stocks:
Total nominal value: ***4 734 020 499 rubles***
Share in the charter capital: *75.000337 %*
A type preference stock:
Total nominal value: ***1 577 978 466 rubles***
Share in the charter capital: ***24.999663 %***

Part of the Issuer's shares are circulating outside the Russian Federation in the form of **American Depositary Receipts (ADR) level 1.**

Category (type) of shares circulating outside the Russian Federation: ***ordinary registered shares***
Share of stocks circulating outside the Russian Federation of the total amount of the stocks of the corresponding category (type): *2.574 %*
Name, location of foreign issuer, which securities certify the right in respect of the Issuer's shares of the corresponding category (type): ***Depository of the Company's ADR program is J.P. Morgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London E1W1YT United Kingdom).***
Concise description of the securities issue program (type of the program) of the foreign issuer certifying the right in respect of the shares of the corresponding category (type): ***level 1 ADR***
Information about the receipt of permission from the federal executive body on securities market for the Issuer's shares of the corresponding category (type) circulation outside the Russian Federation (if applicable):

The stock overseas circulation permit is issued in compliance with the Russian FCSM Resolution No. 03-17/nc dated April 1, 2003. At the moment the following overseas circulation permits are received for the shares of OJSC «CenterTelecom»:

- *Russian FCSM Resolution No. 702-r dated August 16, 2001 for the ADR program of the 1st level for 334 185 Company's ordinary stocks;*
- *March 18, 2002 #323/r for Level 1 ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);*
- *Russian FCSM Resolution No. 1818/r dated August 16, 2001 for the ADR program of the 1st level for circulation of 802 000 000 Company's ordinary stocks (due to association of 16 telecommunication companies of the Central region to OJSC Central Telecommunications Company);*
- *Russian FCSM Decree No. 05-58/nz-i dated January 19, 2005 for the ADR program of the 1st level for 623 312 699 Company's ordinary stocks (document in force as of the end of the reporting quarter).*

Name of the foreign trade organizer (trade organizers), via which forieng issuer's securities certifying the right in respect of the Issuer's shares circulate (if there is such circulation): *ADR of the 1st level for the Company's ordinary shares are traded in the US OTC market (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.*

Other information about the circulation of the Issuer's shares outside the Russian Federation given by the Issuer at its own discretion:

Program of American depository receipts (ADR) of the 1st level for ordinary stocks of OJSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission.

One depository receipt represents 100 Company's ordinary stocks..

8.1.2. Changes in the charter (contributed) capital (unit fund) of the issuer

Information about changes in the charter (contributed) capital (unit fund) of the issuer during the last 5 completed financial years:

Amount of the Issuer's authorized capital (at the beginning of the period), RUR	Authorized capital composition (at the beginning of the period)	Name of the Issuer's administration body that adopted a decision on the changes in amount of the Issuer's authorized capital	Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	Amount of the Issuer's authorized capital before change, RUR
2001				
185 589 300	Ordinary stocks: Total nominal value (rubles): 135 480 300 share in the charter capital: 73.00006 % Preferred stock, B type: Total nominal value (rubles): 3 711 600 share in the charter capital: 1.9999 % Preferred stock, A type: Total nominal value	-	-	185 589 300

	(rubles): 46 397 400 share in the charter capital: 25.00004 %			
2002				
185 589 300,0	Ordinary stocks: Total nominal value (rubles): 135 480 300 share in the charter capital: 73.00006 % Preferred stock, B type: Total nominal value (rubles): 3 711 600 share in the charter capital: 1.9999 % Preferred stock, A type: Total nominal value (rubles): 46 397 400 share in the charter capital: 25.00004 %	Board of Directors of Open Joint-Stock Company Central Telecommunication Company	July 29, 2002 Minutes No. 6	631 199 896,5
2003				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	-	-	631 199 896,5
2004				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	-	-	631 199 896,5
2005				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	General annual meeting of shareholders of the open joint-stock company Central Telecommunication Company	11.06.2004 Minutes № 12	6 311 998 965,0

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Fund name: ***reserve fund***

According to the Company's Charter approved by the General Shareholders Meeting, reserve fund is set up in the Company to the amount of 5% of the Company's authorized capital. The Company's reserve fund is set up out of compulsory annual allocations of at least 5% from the Company's net profit until it reaches the amount established in this item. The reserve fund is intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means. The reserve fund cannot be used for any other purposes.

Reserve fund as of 30.09.2006г. – ***64 985 thousand rubles.***

Period	Amount of the fund established by constituent documents	Amount of the fund as of 30.09.2006		Amount of allocations to the fund during the period, thousand rubles	Amount of fund means used over a year (thousand rubles) and lines for their use
		in money terms, thousand rubles	in % of the charter capital		
9 months of 2006	5% of the charter capital	64 985	1.03%	33 425	During 9 months of 2006 assets of the fund were not used

Other funds weren't created.

Reserve for bad debts on accounts receivable as of 30.09.2006 made ***1 106 298 thousand rubles.*** Reserve for bad debts for 9 months of 2006 was used to cover doubtful accounts receivable to the amount of ***116 046 thousand rubles.***

8.1.4. Convening and conducting meetings (sessions) of the issuer's supreme governing body

Name of the Issuer's supreme management authority: ***General Meeting of Shareholders***

Procedure for notification to shareholders (participants) on holding of a meeting of the Issuer's supreme management authority:

Notification on holding of a general shareholders' meeting shall be made at least within 30 days prior to its holding.

In case the proposed agenda of an extraordinary general meeting of shareholders contains an item on election of the Company's Board of Directors, the notification on holding of an extraordinary general meeting of shareholders shall be made at least within 50 days before its holding date.

If extraordinary general meeting of shareholders is convoked on demand of the Company's Audit Commission, Auditor or shareholders (shareholder) who owns at least 10% of the voting stocks of the Company, the notification should be made not less than 20 days before its holding date.

Within the set term, the notification on holding of a GM shall be submitted to each person indicated in the list of persons entitled to participate in the shareholders' general meeting by registered mail or delivered to each of the said persons upon signature or published in the Rossiyskaya Gazeta.

Persons (authorities) entitled to convene (request convention) of an extraordinary meeting of the Issuer's supreme management body and procedure for submitting (making) such requests:

- Board of Directors upon its own initiative,
- Company's auditing committee,
- Company's auditor,
- Shareholder (shareholders) owning at least 10% of the Company's voting shares as of the

date of request.

Request on holding of an extraordinary meeting may be submitted by:

- mailing at the address (location) of the Company's one-man executive agency contained in the united state register of legal entities
- delivery upon signature to the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board of Directors, Company's corporate secretary or other person authorized to receive written correspondence addressed to the Company
- delivery by fax..

1. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.
2. A share of voting stocks owned by the shareholder (shareholders) requesting an extraordinary general meeting shall be determined as of the date of the request.
3. Should the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.
4. Should the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.
5. Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.
6. Should the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.
7. Should the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.
8. A fax message containing a request shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.
9. When the Company receives an original request sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.
10. Requests on convening of an extraordinary general shareholders' meeting received by the Company may be called off by the persons submitting requests. This call-back shall be submitted by any means envisaged by item 1 for requests. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

The procedure for determination of the holding date of the Issuer's supreme management body meeting:

Determination of the date and procedure of the GM is a matter of exclusive competence of the Board of Directors in compliance with article 47 of the Federal Law On Joint-Stock Companies.

1) GM shall be held not earlier than in four months and not later than in six months following the end of a fiscal year.

2) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

3) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares, whose agenda contains an item on election of the Board members shall be held within 70 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

4) If a number of Company's Board members is less than a quorum for holding of the meeting of the Company's Board of Directors, extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issue on election of the Board members shall be held within 70 days upon deciding on its holding by the Company's Board of Directors.

5) Unless provided for by item 4, an extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issues of any competence of the GM, including:

- early termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (provided that number of the Company's Board of Directors is not less than a quorum for holding of meetings of the Company's Board of Directors),

- on election of the Company's Board of Directors (in case when the Board of Directors was not elected for some reason), shall be held at the term set by the Company's Board of Directors with regard to provisions of the legislation in force and the Company's Charter.

Persons entitled to make proposals to agenda of the holding of the Issuer's supreme management body:

Shareholders owning at least 2% of the Company's voting shares are entitled to make proposals to the agenda of the shareholders' meeting.

The procedure for making proposals to agenda of the holding of the Issuer's supreme management body:

1. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM may be put forward, and the requests for holding of an extraordinary general meeting – may be put forward by way of:

- posting at the address (location) of the Company-s sole person executive body included in the united state register of legal entities;
- delivery upon signature of the person performing functions of the Company's sole person executive body, Chairman of the Company's Board, corporate secretary or other person authorized to receive written correspondence addressed to the Company;
- delivery by fax.

2. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM shall contain the information envisaged by article 53 of the Federal Law On Joint-Stock Companies. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. Proposals to the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM and request for holding of an extraordinary GM shall be acknowledged as submitted by shareholders (their representatives) who signed them.

4. Share of voting shares owned by the shareholder (shareholders) making proposals to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting shall be determined as of the date of this proposal.

Share of voting shares owned by the shareholder (shareholders) requesting for holding of an extraordinary general meeting shall be determined as of the date of this proposal.

5. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

6. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting, the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

7. When nominating candidates to the Company's Board of Directors, auditing committee, the proposal may be supplemented by a written consent of a proposed candidate and data on the candidate subject to presentation to the persons entitled to participate in the general meeting, when getting ready to holding of the general meeting.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting be forwarded by an unregistered mail, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date.

Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

9. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

10. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request or proposal shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request or proposal sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

11. The Company's Board of Directors is obliged to consider arrived proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and make relevant decision within five days after the final term for proposals established by the Company's Charter.

Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM received by the Company after the established term for consideration of proposals shall also be considered by the Board of Directors according to the procedure established by the legislation in force.

12. Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and requests for holding of an extraordinary GM received by the Company may be called off by the persons submitting requests and proposals. This call-back shall be submitted by any means envisaged by item 1 for requests and

proposals. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

Persons entitled to familiarize with the information (materials) submitted for preparation and holding of a meeting of the Issuer's supreme management body:

Persons entitled to participate in the GM.

List of persons entitled to participate in the GM shall be made up based on the data of the Company's shareholders register.

Procedure for familiarization with this information (materials):

- At the location of the Company's executive bodies
- At the GM at its location
- In other places indicated in the notification on holding of the shareholders' meeting
- At the shareholder's request within five days,
- At the premises at the address of the sole person executive body: Moscow, Degtyarny side-st., 6, building 2, office 506;

8.1.5. Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares

List of commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares as of the end of the reporting quarter:

1. Full and short corporate name: ***Open Joint-Stock Company Russian Telecommunication Network; OJSC RTN***
Location: ***2/15 Maroseyka Str., Moscow, 101000, Russia***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

2. Full and short corporate name: ***Closed Joint-Stock Company «ATS»; CJSC «ATS»***
Location: ***22-A Novotorzhskaya Str., Tver, 170000***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital: ***0.011396%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.015194%***

3. Full and short corporate name: ***Closed Joint-Stock Company Teleport Ivanovo; CJSC «Teleport Ivanovo»***
Location: ***90 Tashkentskaya Str., Ivanovo, 153032***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

4. Full and short corporate name: ***Closed Joint-Stock Company VladimirTeleservice; CJSC VladimirTeleservice***
Location: ***20 Gorokhovaya Str., Vladimir, 600017***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the ordinary stocks owned by the Issuer – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

5. Full and short corporate name: ***Limited Liability Company MobilCom; LLC MobilCom***

Location: **17 Mira Str., Vladimir, 600017**
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

6. Full and short corporate name: ***Limited Liability Company Telecom-Terminal; LLC Telecom-Terminal***
Location: ***13 Lenina Broad Str., Ivanovo, 153000***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

7. Full and short corporate name: ***Limited Liability Company Telecom-Stroy; LLC Telecom-Stroy***
Location: **9 3rd Balinskaya Str., Ivanovo, 153017**
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

8. Full and short corporate name: ***Limited Liability Company TverTelecom; LLC TverTelecom***
Location: *24 Novotorzhskaya Str., Tver, 170000*
Issuer's share in the authorized capital of the commercial organization: *85%*
Share of the commercial organization in the Issuer's authorized capital: ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***no share***

9. Full and short corporate name: ***Closed Joint-Stock Company CenterTelecom Service; CJSC CenterTelecom Service***
Location: **23 Proletarskaya Str., Khimki, Moscow region, 141400**
Issuer's share in the authorized capital of the commercial organization: *74.9%*
Share of the ordinary stocks owned by the Issuer: *74.9 %*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

10. Full and short corporate name: ***Limited Liability Company Production and Innovation Organization Svyaz-Service-Irga; LLC PIO Svyaz-Service-Irga***
Location: **21 Yesenina Str., Ryazan, 390046**
Issuer's share in the authorized capital of the commercial organization – 70%
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

11. Full and short corporate name: ***Limited Liability Company Vladimir Taxofon; LLC Vladimir Taxofon***
Location: **32-A Stroiteley Broad Str., Vladimir, 600000**
Issuer's share in the authorized capital of the commercial organization – *51%*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

12. Full and short corporate name: ***Closed Joint-Stock Company Telecom Ryazan Region; CJSC Telecom Ryazan region***
Location: **36 Svobody Str., Ryazan, 390006**
Issuer's share in the authorized capital of the commercial organization – **50.9%**
Share of the ordinary stocks owned by the Issuer – **50.9%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

13. Full and short corporate name: *Closed Joint-Stock Company TeleRoss-Voronezh; CJSC TeleRoss-Voronezh*
Location: **35 Revolutsii Broad Str., Voronezh, 394006**
Issuer's share in the authorized capital of the commercial organization: ***50%***
Share of the ordinary stocks owned by the Issuer: ***50%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

14. Full and short corporate name: *Open Joint-Stock Company Telecommunications Company Rinfotels; OJSC TC Rinfotels*
Location: **43 Yesenina Str., Ryazan, 390023**
Issuer's share in the authorized capital of the commercial organization – **26%**
Share of the ordinary stocks owned by the Issuer – **26%**
Share of the commercial organization in the Issuer's authorized capital: ***0.001089%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.001452%***

15. Full and short corporate name: **Open Joint-Stock Company «Information Technologies of Communication»; OJSC «Svyazintek»**
Location: **55 Plyushchikha Str., building 2, Moscow, 119121**
Issuer's share in the authorized capital of the commercial organization – **18%**
Share of the ordinary stocks owned by the Issuer – **18%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

16. Full and short corporate name: **Closed Joint-Stock Company OskolTelecom; CJSC OskolTelecom**
Location: **134 Solnechny microdistrict, Stary Oskol, Belgorod region, 309500**
Issuer's share in the authorized capital of the commercial organization – **12.41%**
Share of the ordinary stocks owned by the Issuer – **12.41%**
Share of the commercial organization in the Issuer's authorized capital: ***0.335147%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.446861%***

17. Full and short corporate name: *Closed Joint-Stock Company Insurance Company of Communication Employees' Labor Union KOSTARS; CJSC IC Kostars*
Location: **42 Leninsky Broad Str., Moscow, 119119**
Issuer's share in the authorized capital of the commercial organization: *9.3%*
Share of the ordinary stocks owned by the Issuer: *9.3%*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

18. Full and short corporate name: **Open Joint-Stock Company Teleservice; OJSC Teleservice**
Location: **119 Leninsky Broad Str., Voronezh, 394007**
Issuer's share in the authorized capital of the commercial organization – **6.60%**
Share of the ordinary stocks owned by the Issuer – *6.60%*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

19. Full and short corporate name: **Open Joint-Stock Company Komset; OJSC Komset**
Location: **7 Mayakovskogo Str., Stupino, Moscow region, 142800, Russia**
Issuer's share in the authorized capital of the commercial organization – **5.17%**
Share of the ordinary stocks owned by the Issuer – **5.17%**
Share of the commercial organization in the Issuer's authorized capital – **no share**
Share of the Issuer's ordinary stocks owned by the commercial organization – **no share**

8.1.6. Information on significant deals made by the issuer

In the reporting quarter the Company didn't conclude any significant deal (a number of interrelated deals), liabilities on which amount for 10 and more percent of the Issuer's assets book cost according to its financial statements.

8.1.7. Credit ratings assigned to the issuer

По состоянию на конец отчетного квартала:

1. Credit rating facility:	**Issuer (OJSC CenterTelecom)**
Value of the credit rating as of the end of the last reporting quarter:	B- Stable forecast
History of changes in credit rating values	First rated on December 14, 2001: CCC Stable forecast Revised on April 3,2003: CCC+ Stable forecast Revised on September 30 2005: B- Stable forecast
Full and short commercial names, place of performance of the credit rated company	Full Name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
2. Credit rating facility:	***Documentary interest bearing inconvertible payable on demand, series 03*** ***Registered on 01 August 2003 No. 4-18-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 5, 2003: ruBB+ Revised on September 30, 2005: ruBBB-
Full and short commercial names, place of performance of the credit rated company	Full Name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
3. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 04*** ***Registered on June 29, 2004 No. 4-19-00194-A***

Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 18, 2004: ruBB+ Revised on September 30, 2005: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company	Full name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
4. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 05*** ***Registered on June 1,5 2006 № 4-20-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on June 26, 2006: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company	Full name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
5. Credit rating facility:	***Issuer (OJSC "CenterTelecom")***
Value of the credit rating as of the end of the last reporting quarter	B- Outlook Stable
History of changes in credit rating values	First rated on December 8, 2004: B- Outlook Negative Revised on June 15, 2006: B- Outlook Stable
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***
6. Credit rating facility:	***Issuer (OJSC "CenterTelecom")***

Value of the credit rating as of the end of the last reporting quarter	«BB+(rus)» Outlook "Stable"
History of changes in credit rating values	First rated on February 18, 2005: «BB(rus)» Outlook Stable Revised on June 15, 2006: «BB+(rus)» Outlook Stable
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	*http://www.fitchratings.com/*

8.2. Information on all types of shares

Category: ***ordinary stock***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***1,578,006,833***
Number of additional shares under placement: ***no such shares***
Number of authorized ordinary stocks: ***76,166,167***
Number of shares on balance: ***no such shares***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***1-04-00194-A***
Date of state registration: ***December 16, 2004***

Rights of the owners of this category (type) of shares:

Article 8 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF ORDINARY STOCKS:

«8.1. Each Company's ordinary stock grants an equal scope of rights to a shareholder – its holder.

8.2. Each shareholder - holder of Company's ordinary stocks is entitled to:

8.2.1. participate in the general meeting of the Company's shareholders according to the procedure established by the RF legislation in force;

8.2.2. get dividends when announced by the Company according to the procedure and in the term provided in item 11.3. of these Regulations;

8.2.3. get a part of the Company's property remaining after its disposal in proportion to a number of shares owned by him;

8.2.4. get access to the documents provided in item 1 article 89 of the Federal Law On Joint-Stock Companies according to the procedure established by article 91 of this Law;

8.2.5. request from the Company's registrar to confirm shareholder's rights for shares by issuing an extract from the registry of the Company's shareholders;

8.2.6. get from the Company's registrar information on all tenancy registers and other information envisaged by statutory acts of the RF establishing the procedure on keeping shareholders' registers;

8.2.7. dispose of shares owned by him without consent of other shareholders and the Company;

8.2.8. in instances provided by the RF legislation in force, judicially defend his violated civil rights and request for recovery of damages from the Company;

8.2.9. request for the Company's redemption of all or a part of shares owned by the shareholder in the instances and according to the procedure established by the RF legislation in force;

8.2.10. sell his shares to the Company if the Company decided on acquisition of these shares;

8.2.11. request from the Company an extract from the list of the persons entitled to participate in the GM, containing the shareholder's data.

8.3. Shareholder owning over 1% of the Company's voting shares is entitled to request from the Company the information on the name of shareholders registered in the register and amount,

category and nominal value of shares owned by him (these data are provided without the indication of shareholders' addresses).

8.4. Shareholders (shareholder) jointly owning at least 1% of the Company's placed ordinary stocks are entitled to take legal action with a claim against the member of the Company's Board of Directors, Director General, Company's managing director, and managing organization or manager for recovery of damages incurred upon the Company due to guilty activities (inactivity) of these persons.

8.5. Shareholders owning at least 1% of votes at the GM are entitled to request from the Company a list of persons entitled to participate in the meeting. At this, the data, documents and postal addresses of the shareholders included into the list shall be submitted only with their consent.

8.6. Shareholders (shareholder) jointly owning at least 2% of the Company's voting shares are entitled to introduce items into the agenda of the Company's annual GM and nominate candidates into Company's management and regulating bodies. When preparing an extraordinary shareholders' meeting with the agenda on election of the Company's Board of Directors, these shareholders (shareholder) is entitled to put forward candidates to be elected to the Company's Board of Directors.

8.7. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request from the Company's Board of Directors convening of an extraordinary GM. Should the decision not be made on convening of an extraordinary GM, or should a decision be made on refusal of its convening within the term established by the RF legislation in force and these Regulations, an extraordinary meeting may be convened by the said shareholders.

8.8. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request at any moment an auditing of the Company's financial and economic activity.

8.9. Shareholders (shareholder) jointly owning at least 25% of the Company's voting shares are entitled to get access and copies of accounting documents and minutes of the Company's Board meetings.

8.10. Shareholders – holders of the Company's ordinary stocks have other rights envisaged by the RF legislation in force, other statutory acts of the RF within their competence and these Regulations.»

Category: ***preferred***
Type: ***A***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***525,992,822***
Number of additional shares under placement: ***no such shares***
Number of preferred stocks of A type: ***25,405,178***.
Number of shares on balance: ***no such shares***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights of the owners of this category (type) of shares:
Article 9 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF PREFERRED STOCKS OF A TYPE:

«9.1. Each Company's preferred stock of A type grants an equal scope of rights to a shareholder – its holder.

9.2. Holders of preferred stocks of A type are entitled to get an annual fixed dividend except as otherwise provided for by these Regulations. The total amount paid as a dividend for each preferred stock of A type is established at 10% of the Company's net profit according to the last fiscal year divided into a number of shares that constitute 25% of the Company's authorized capital.

If the amount of dividends paid by the Company for each equity stock for a definite year exceeds the amount due as dividends for each preferred stock of A type, the amount of dividends paid by the latter, shall be increased to the amount of dividends paid by equity stocks. The stated payments shall be performed at the payment of dividends for equity stocks.

9.3. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote when settling the issues on Company's rearrangement and disposal, as well as amending and supplementing the Company's Charter, when these amendments restrict rights of the said shareholders.

9.4. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote on all agenda items in the instance when, irrespective of the reasons, the shareholders' meeting did not decide on payment of dividends or decided on incomplete payment of dividends for preferred stocks of A type. Holders of preferred stocks of A type will enjoy this right starting from the meeting following the annual shareholders' meeting during which no decision was made on payment of dividends, and this right will be terminated upon the first instance of payment of dividends for these stocks in full.

9.5. Holders of preferred stocks of A type have the rights envisaged in items 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11 of this Charter for holders of the Company's equity stocks. These rights are granted to shareholders owning preferred stocks of A type when these stocks are not voting.

9.6. Holders of preferred stocks of A type have the rights envisaged in items 8.3, 8.6, 8.7, 8.8, 8.9 of this Charter for holders of the Company's equity stocks when preferred stocks of A type are voting for all issues within the competence of the general meeting of the Company's shareholders.

9.7. Holders of preferred stocks of A type are entitled to request Company's redemption of all or a part of stocks owned by the shareholder in the instances and according to the procedure envisaged by the RF legislation in force.

9.8. Holders of preferred stocks of A type owning at least 1% of votes at the GM are entitled to request from the Company to provide a list of persons entitled to participate in the meeting. At this, data of documents and postal addresses of the shareholders included in the list are provided only with their consent.

9.9. Shareholders – holders of preferred stocks of A type have other rights envisaged by the RF legislation in force, other statutory acts of the RF and this Charter.»

8.3. Previous issues of the issuer's securities except shares

8.3.1. Information on securities issues with all issued securities cancelled (annuled)

(1) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***01***
Type: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration issue number: ***4-01-00194-A***
State registration issue date: ***October 17, 2001***
State registration authority for issue and issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per security (rubles): ***1 000***
Securities issue volume at nominal value (rubles): ***600 000 000***
Issue bond redemption date: ***November 18, 2003***
Issue securities redemption basis: ***Obligation discharge on securities***

(2) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1-1***
Type: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration number: ***4-14-00194-A***
State registration date: ***October 11, 2002***
State registration authority: ***FCSM of the RF***
Issue securities number: ***80,000 pcs.***
Nominal value per issue security (rubles): ***50***
Securities issue volume at nominal value (rubles): ***4,000,000***

Number of actually placed securities under the registered issue result report: *22,674*
Volume of actually placed securities of the issue at nominal value: ***1 133 700 rubles***
Redemption period: ***October 1, 2002 – October 1, 2003.***
Issue securities redemption basis: ***Obligation discharge on securities***

(3) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***02***
Type of securities: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration security issue number: ***4-02-00194-A***
State registration security issue date: ***June 25, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***August 15, 2002***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per issue security: ***1 000 rubles***
Securities issue volume at nominal value: ***600 000 000 rubles***
Redemption period: ***April 21, 2005***
Issue securities redemption basis: ***Obligation discharge on securities***

(4) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***2-I***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration number: ***4-15-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***400 000 pcs.***
Nominal value per issue security: ***50 rubles***
Securities issue volume at nominal value: ***20 000 000 rubles***
Number of actually placed securities under the registered issue result report: ***212 701 pcs.***
Volume of actually placed securities of the issue at nominal value: ***10 635 050 rubles***
Redemption period: ***August 1, 2005 to August 1, 2006.***
Issue securities redemption basis: ***Obligation discharge on securities***

(5) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***03***
Type of securities: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration security issue number: ***4-18-00194-A***
State registration security issue date: ***August 1, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
State registration date of security issue result report: ***14.10.2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***2 000 000 pcs.***
Nominal value per issue security: ***1 000 rubles***
Securities issue volume at nominal value: ***2 000 000 000 rubles***
Redemption period: ***September 15, 2006***
Issue securities redemption basis: ***Obligation discharge on securities***

8.3.2. Information on securities issues with issued securities outstanding

Information about the total number and shareholding at par value (if there is a par value for this type of securities) of all outstanding (not cancelled) securities of the issuer:
The total number of all Issuer's outstanding (not cancelled) bonds:
8 642 527 bonds
Shareholding at par value of all outstanding (not cancelled) bonds of the Issuer: ***8 638 326 300 rubles***
(1) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***1-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-03-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***11,397 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***5,698,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive the nominal bond value from the issuer at redemption;

2) To receive the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage liabilities through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have an access to a telephone line, if technically feasible, by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- cash from the cash on-hand of the Company Kursk affiliate with the following address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(2) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***2-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-04-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***260 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***260,000 rubles***

Number of outstanding securities as of the end of the reporting quarter: ***250 pcs.***

Volume of outstanding securities at nominal value as of the end of the reporting quarter: ***250,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue as 0.1 of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue as 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement.
5) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate
- - Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account
- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

The phone service agreement is entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(3) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***3-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-05-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***5,396 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***2,698,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(4) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***4-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-06-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***70 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***70,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
Fourthly, liabilities on separate budget and off-budget foundation payments are paid
Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement
5) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:
To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(5) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***5-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-07-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***3,600 rubles***
Securities issue volume per nominal value: ***1,796,400 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1 of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement

4) To redeem bonds pre-term in the following cases:

Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;

After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

5). Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than November 29, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: February 22, 2011

End date: February 22, 2012

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(6) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***6-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-08-00194-A***

State registration security issue date: ***October 11, 2002***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for security issue state registration: ***FCSM of the RF***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***499 pcs.***

Nominal value per issue security: ***1,500 rubles***

Securities issue volume per nominal value: ***748,500 rubles***

Number of outstanding securities as of the end of the reporting quarter: ***330 pcs.***

Volume of outstanding securities at nominal value as of the end of the reporting quarter: ***495,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..
5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: April 18, 2006

End date: April 18, 2007

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the

following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.
The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.
The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(7) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***7-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-09-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FSEC of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***
Number of outstanding securities as of the end of the reporting quarter: ***324 pcs.***
Volume of outstanding securities at nominal value as of the end of the reporting quarter: ***486,000 rubles***

Title secured by each issue security:
Bond holder shall be entitled to the following:
1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..
5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:
- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: April 18, 2006

End date: April 18, 2007

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.
The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(8) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***8-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-10-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***500 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***750,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..
5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:
   - Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
   - Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
   - Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
   - Fourthly, liabilities on separate budget and off-budget foundation payments are paid
   - Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application, not earlier than on August 31, 2007, to the Company Kursk affiliate at: 305000, Kursk, Krasnaya sq., 8.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
Payments shall be effected within 30 days, but not later than August 21, 2008, from the date of submission of the redemption application from the bond owner to the Issuer.
Payments shall be effected in rotation of applications.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.
The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(9) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***9-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-11-00194-A***

State registration security issue date: ***October 11, 2002***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***50 pcs.***

Nominal value per issue security: ***1,500 rubles***

Securities issue volume per nominal value: ***75,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have an access to a telephone line, if technically feasible, by entering into a phone service agreement The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on August 31, 2007, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be performed within 30 days from the date of submission of the redemption application from the bond owner to the Issuer but not later than August 21, 2008.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Contract on providing telephone services shall be concluded within 3 days from the date when bond holder submits the following documents:
- passport or a title deed (other proprietary right) or document which confirms the tenant right to real estate in Kursk City
- extract from the record system of rights to securities which confirms availability of one or more bonds on applicant's account
- certificate on the technical ability to provide access to telephone network. Telephone is installed within a year upon conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(10) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***10-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-12-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***

The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***200 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***300,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive the bond nominal value from the issuer at redemption.
2) Receive the fixed interest income at the rate of 0.1% of bond nominal value at redemption.
3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.
4) Anticipated bond redemption in the following cases:
- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address;
- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by the new bond holder before expiration of bond maturity.
5) If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of the bond holders register.

Procedure and terms of bond redemption:

For bond redemption, its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than August 31, 2007.
The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.1% of the bond nominal value.
Failure to submit an application in writing does not dispose the issuer of obligation of bond redemption.
Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on August 21, 2008 at the latest.
Payments are performed in order of received application precedence.
Periodicity of payment to bond holders – one-off.
Form of payment – cash, non-cash payment.
Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:
- in cash from the issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8
- by bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in the RF currency.

Redemption period of issued bonds:
Commencement date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.1% of bond nominal value from the issuer when the bond is redeemed. Every holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35, or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City
- extract from record system of rights to securities which confirms availability of one or more bonds on the applicant's account
- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(11) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***11-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-13-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***500 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***750,000 rubles***
Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive bond nominal value from the issuer at redemption.
2) Receive fixed interest income at the rate of 0.2% of bond nominal value at redemption.
3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

4). If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Procedure and terms of bond redemption:

For bond redemption its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than October 26, 2008.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.2% of bond nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on April 26, 2009 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:
- in cash from issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8
- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in currency of the RF.

Redemption period of issued bonds:
Commencement date: October 26, 2008
End date: April 26, 2009

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.2% of bond nominal value from the issuer when the bond is redeemed.

Each holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in Kursk City
- extract from record system of rights to securities which confirms availability of one or more bonds on applicant's account
- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(12) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***

Series of securities: ***3-И***

Type of securities: ***interest bearing bonds***

Form of securities: ***registered uncertified securities***

State registration number of the securities issue: ***4-16-00194-A***

Date of state registration of the securities issue: ***October 11, 2002***

Date of state registration of report on results of the securities issue: ***January 14, 2003***

The registration body which registered the report on results of the securities issue: ***The RF FCSM***

Quantity of securities of the issue: ***349 items***

Nominal value of one security of the issue: ***6,000 rubles***

Total nominal value of securities: ***2 094 000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have the right to:

- receive bond nominal value from the issuer at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption
- in presence of technical ability, receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town.

Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Procedure and terms of redemption of securities of the issue:

Bond holder shall send application for its redemption to the issuer on July 1, 2007 at the earliest.

The issuer redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account
- via bank transfer to a current bank account.

Redemption period of issued bonds:
Commencement date: from the moment of claim for redemption, presented to the issuer by bond holder within the period from July 1, 2007 to August 31, 2007.

End date: Payments are performed within 30 days from the date when holder submits application for redemption to the issuer.

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from the issuer at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Bond holder shall have right to receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town, in presence of technical ability. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

Procedure of defining technical ability to provide access to telephone network and concluding contract on providing telephone services.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Pustosh-Bor place or region of postal department No. 14 (for individuals)
- a title deed (other proprietary right) or document with confirms tenant right to real estate in Pustosh-Bor place or region of postal department No. 14 (for legal entities)
- owner's application for provision of access to telephone network
- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account
- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Owners can file a request on technical ability to provide access to telephone network, redeem bonds at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(13) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***4-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-17-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***69 items***
Nominal value of one security of the issue: ***4,000 rubles***
Total nominal value of securities: ***276,000 rubles***
Number of placed securities of the issue: ***68***
Total nominal value of securities: ***272 000 rubles***

Rights acquired for each paper security of the issue:
Every bond shall grant the rights to:
- receive bond nominal value from Company at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption
- in presence of technical ability, receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.
If Company is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated Company is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the system.

Procedure and terms of bond redemption:
Bond holder shall send application for its redemption to Company at the following addresses on July 1, 2007 at the earliest:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.
Failure to submit an application in writing does not free the issuer from obligation of bond redemption.
Payments are performed within 30 days from the date when holder submits application for redemption to Company in order of precedence.
Periodicity of payment to bond holders – one-off.
Form of payment – cash, non-cash payment.
Payments are performed:
- in cash from enterprise cash account at the above said addresses

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).
Redemption period of issued bonds:
Commencement date: August 1, 2007
End date: September 30, 2007

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to:
- receive bond nominal value from Company at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Every bond shall grant right, in presence of technical ability, to receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.
Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in *settlements* of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for individuals); a title deed (other proprietary right) or document with confirms tenant right to real estate in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for legal entities)
- owner's application for provision of access to telephone network
- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account
- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(14) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***04***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-19-00194-A***
Date of state registration of securities issue: ***June 29, 2004***
Date of state registration of report on results of securities issue: ***October 12, 2004***

Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***

Quantity of placed paper securities of the issue: ***5,622,595 items***

Nominal value of a paper security of the issue: ***1,000 rubles***

Nominal value of placed paper securities of the issue: ***5,622,595,000 rubles***

Rights acquired for each paper security of the issue:

Bonds represent direct simple obligations of Open Joint-Stock Company «Central Telecommunication Company» (hereinafter referred to as Issuer).

1. Bond holder shall have right to receive Bond nominal value within the period stipulated by Bond.
2. Bond holder shall have right to receive coupon yield (interest of Bond nominal value) at the end of every coupon period.

3. In case of Issuer's default on obligations on Bonds or improper fulfillment of relevant obligations (including default, technical default) Bond cover in the form of guarantee is stipulated. Guarantor shall be obliged to answer to Bond holders for Issuer fulfillment of obligations on Bonds on payment of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles, on payment of total Bond coupon yield.

Bond holder shall have right to submit claim to guarantor , according to terms of security specified in Prospectus of paper securities.

The person who provided security of this bond issue is Telecom-Terminal Limited Liability Company:

Location: RF, 153000, Ivanovo Town, Lenina st., 13

Postal address: RF, 153000, Ivanovo Town, Lenina st., 13

When rights to Bond are transferred to a new holder (purchaser), the latter acquires all rights resulting from the guarantee. Transfer of the rights resulting from the guarantee without transfer of rights to Bond is not valid.

4. Bond holder shall have right to receive investment funds back, in case if Bond issue is recognized to be abortive or invalid.

5. Besides the listed rights, Bond holder shall have right to realize other property rights provided for by the existing legislation of the RF.

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.

Full firm name of depositary: Natsionalny Depositarny Center Non-commercial Partnership

Short firm name: NDC

Location: 117049, RF, Moscow City, Zhitnaya st., 12

License number: 177-03431-000100

Date of licensing: December 4, 2000

Validity of license: unlimited validity

License issuer: FCSM of the RF

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Bonds are redeemed under instructions and at the expense of Issuer. Functions of paying agent are performed by ROSBANK Joint-Stock Commercial Bank (open joint-stock company) (hereinafter referred to as Paying agent) registered at the address: 107078, Moscow, Mashy Poryvaevoi st., 11, located at the address: 107078, Moscow, Mashy Poryvaevoi st., 11.

Issuer can appoint additional and other paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Bonds are redeemed at the nominal value on the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bonds are redeemed by non-cash payment to Bond holders in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond redemption.
Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Issuer fulfills obligations on Bond redemption on the basis of the list of Bond holders and/or nominee holders provided by NDC (hereinafter referred to as List of Bond holders and/or nominee holders).
NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6 (sixth) business day before the redemption date.
In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond redemption
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond redemption
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.
In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.
In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.
Not later than on the 4 (forth) business day before the date of Bond redemption NDC provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:
a) Full name of the person authorized to receive Bond redemption sums.
b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums
c) location and postal address of the person authorized to receive Bond redemption sums
d) banking account details of the person authorized to receive Bond redemption sums, specifically:
- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond redemption sums
f) tax position of the bond holder and the person authorized to receive Bond redemption sums.
Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.

In case of failure to submit or untimely submitting the said information, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond redemption. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.

Not later than on the 3 (third) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums in behalf of Bond holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of bonds of the issue:

Commencement date of redemption: Commencement date of Bond redemption shall be the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

End date of redemption: Dates of start and end of Bond redemption are the same.

Form of Bond redemption:

Bonds of the issue are redeemed by non-cash payment in currency of the RF. Bond holders' choice of Bond redemption form is not stipulated.

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment

Coupon (interest) period		Payout period (date) of coupon (interest) yield
Commencement date	**End date**	

1 Coupon. Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.

Interest rate on the first coupon is defined by holding an auction among potential customers of Bonds on the first day of initial placement of issue bonds On the day of the auction Section Members submit applications for Bonds purchase with calculations code T0 using trade and clearing systems of MICEX, according to the Rules of Auctions Conducting in the section of SE MICEX and other statutory documents of MICEX both at own expense and at the expense of and under instructions of clients. Time period and procedure of submitting applications for the auction on defining interest rate on the first Bond coupon is established by MICEX as agreed with Issuer and/or Underwriter. Section Members send applications for Bond purchase to Underwriter.

Each application should contain information about interest rate of the first coupon in percent p.a., under which potential customer is ready to purchase the Bonds under condition of placement at a price equal to 100 (Hundred) percent of the Bonds par value, and coresponding to this interest rate number of the Bonds, which potential customer would like to purchase, if the Issuer will set the interest rate on the first coupon higher or equal to the stated in interest rate application. Amount of interest rate, at which potential customer is ready to purchase the Bonds, shall be indicated in percent p.a. within the accuracy of hundredth percent.

Before the auction start Section Members should reserve at their trading accounts in the Clearing House of MICEX monetary funds at the amount sufficient for full payment of the Bonds indicated in applications taking into account the the MICEX commission fees.

Applications, which do not correspond to the above mentioned requirements, are not accepted to the auction on defining interest rate.

At the end of the collection period of applications on defining interest rate of the first coupon Section Members of the stock exchange cannot withdraw the submitted applications.

At the end of the period of application submitting to the auction MICEX prepares unified consolidated register of applications submitted to Underwriter and not withdrawn by the Section Members as of the end of the collection period of applications submitted to the Auction (hereafter – «Consolidated Applications Register») and forwards them to the Issuer and/or Underwriter.

Consolidated Applications Register contains conditions of each application – acquisition price, number of securities, date and time of application filing, and name of Section Member, which filed the application. Consolidated Applications Register/List of Accepted Applications on acquisition of securities are approved by the financial consultant at the securities market.

Sole executive body of the Issuer proceeding from the total amount of submitted applications and interest rates of the first coupon indicated in them makes decision on the amount of the interest rate on the first coupon. The Issuer informs MICEX about the decision in written form not later than 30 minutes before sending information to information agency. After sending information about the amount of the interest rate on the first coupon to the information agency the Issuer informs Underwriter about the amount of interest rate on the first coupon. Underwriter informs Section Members about the amount of interest rate on the first coupon set by the Issuer using trading system of MICEX by sending electronic messages to all Section Members.

Information about the interest rate on the first coupon is disclosed within terms and according to the procedure stipulated in Item 11 of Decision on Securities Issue and Item 2.9 of Securities Prospectus.

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Amount payable for the first coupon per a Bond is calculated by the following formula: КД= C1 * N * (T1 - T0)/ 365/ 100 %, where КД - amount payable for the first coupon per a Bond N - nominal value of a Bond C1 - amount of interest rate on the 1st coupon, percent p.a. T0 - commencement date of the first coupon period T1 - end date of the first coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 2. Interest rate of coupon yield on the second coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	Amount payable for the second coupon per a Bond is calculated by the following formula: КД= C2 * N * (T2 – T1)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C2 - amount of interest rate on the 2nd coupon, percent p.a. T1 - commencement date of the second coupon period T2 - end date of the second coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed

		by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 3. Interest rate of coupon yield on the third coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	Amount payable for the third coupon per a Bond is calculated by the following formula: КД= C3 * N * (T3 – T2)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C3 - amount of interest rate on the 3rd coupon, percent p.a. T2 - commencement date of the third coupon period T3 - end date of the third coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 4. Interest rate of coupon yield on the fourth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	Amount payable for the fourth coupon per a Bond is calculated by the following formula: КД= C4 * N * (T4 – T3)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C4 - amount of interest rate on the 4th coupon, percent p.a. T3 - commencement date of the fourth coupon period T4 - end date of the fourth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

5 Coupon. Interest rate of coupon yield on the fifth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Amount payable for the fifth coupon per a Bond is calculated by the following formula: КД= C5 * N * (T5 – T4)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C5 - amount of interest rate on the 5th coupon, percent p.a. T4 - commencement date of the fifth coupon period T5 - end date of the fifth coupon period. Amount payable for any coupon per a Bond is calculated

		within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

6 Coupon. Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.	Amount payable for the sixth coupon per a Bond is calculated by the following formula: КД= C6 * N * (T6 – T5)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C6 - amount of interest rate on the 6th coupon, percent p.a. T5 - commencement date of the sixth coupon period T6 - end date of the sixth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

7 Coupon. Interest rate of coupon yield on the seventh coupon is equal to interest rate of coupon yield on the first coupon

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	Amount payable for the seventh coupon per a Bond is calculated by the following formula: КД= C7 * N * (T7 – T6)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C7 - amount of interest rate on the 7th coupon, percent p.a. T6 - commencement date of the seventh coupon period T7 - end date of the seventh coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

8 Coupon. Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds	End date of the eighth coupon period shall be the commencement date of the ninth coupon period which starts on the 1464th (one thousand	Amount payable for the eighth coupon per a Bond is calculated by the following formula: КД= C8 * N * (T8 – T7)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond

placement.	four hundred and sixty fourth) day from the date of starting Bonds placement.	C8 - amount of interest rate on the 8th coupon, percent p.a. T7 - commencement date of the eighth coupon period T8 - end date of the eighth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

9 Coupon. Interest rate of coupon yield on the ninth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	End date of the ninth coupon period shall be the commencement date of the tenth coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	Amount payable for the ninth coupon per a Bond is calculated by the following formula: КД= C9 * N * (T9 – T8)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C9 - amount of interest rate on the 9th coupon, percent p.a. T8 - commencement date of the ninth coupon period T9 - end date of the ninth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

10 Coupon. Interest rate of coupon yield on the tenth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Amount payable for the tenth coupon per a Bond is calculated by the following formula: КД= C10 * N * (T10 – T9)/ 365/ 100 %, where КД - amount of coupon yield payable per a Bond N - nominal value of a Bond C10 - amount of interest rate on the 10th coupon, percent p.a. T9 - commencement date of the tenth coupon period T10 - end date of the tenth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Amount of interest (coupon) yield payable on each Bond:

By the Order of General Director of OJSC «CenterTelecom» № 372 dated August 17, 2004 ***interest rate on the first coupon payable per Bond is determined to be 13.80% p.a. or 69 rubles 19 kopecks.***

According to the decision on securities Issue and Prospectus of Securities, ***interest rates on second - tenth coupons are set equal to the first coupon rate.***

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	End date		
1 Coupon. Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.			
Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	End date of coupon period on the first coupon of the issue shall be the commencement date of coupon period on the second coupon which starts on the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	Payout date of coupon yield on the 1st coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:

Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield.

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and validity of the information submitted to NDC at their option. They bear all risks connected with failure to promptly submit information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond coupon yield payment on the basis of the list of Bond holders and/or nominee holders submitted by NDC (hereinafter referred to as List of Bond holders and/or nominee holders)

NDC bailor, not authorized to receive Bond coupon yield sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6th (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond coupon yield include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond coupon yield
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond coupon yield
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be Bond holder.

Not later than on the 4 (forth) business day before the payout date of Bond coupon yield Depositary provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond coupon yield sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond coupon yield sums

c) location and postal address of the person authorized to receive Bond coupon yield sums

d) banking account details of the person authorized to receive Bond coupon yield sums, specifically:

- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond coupon yield sums

f) tax position of the bond holder and the person authorized to receive Bond coupon yield sums.

In case of failure to submit or untimely submitting the said information to NDC by Bond holder, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond coupon yield payment. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting and/or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

On the basis of the list of Bond holders and/or nominee holders submitted by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond coupon yield sums.

Not later than on the 3rd (third) business day before the payout date of Bond coupon yield Issuer transfers appropriate monetary funds to Paying agent's account.

On the payout date of Bond coupon yield Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond coupon yield sums in behalf of Bond holders.

In case if one person is authorized to receive Bond coupon yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

2 Coupon. Interest rate on the second coupon is equal to the first coupon rate.

Commencement date of the second coupon period shall be the 183rd (one hundred and eighty third)	End date of the second coupon period shall be the commencement date of the third coupon	Payout date of coupon yield on the 2nd coupon shall be the 366th (three hundred and sixty sixth)	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding

day from the date of starting Bonds placement.	period which starts on the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

3 Coupon. Interest rate on the third coupon is equal to the first coupon rate.

Commencement date of the third coupon period shall be the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	End date of the third coupon period shall be the commencement date of the fourth coupon period which starts on the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 3rd coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon.			

4 Coupon. Interest rate on the fourth coupon is equal to the first coupon rate

Commencement date of the fourth coupon period shall be the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	End date of the fourth coupon period shall be the commencement date of the fifth coupon period which starts on the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 732nd (seven hundred and thirty second) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon.			

5 Coupon. Interest rate on the fifth coupon is equal to the first coupon rate.

Commencement date of the fifth coupon period shall be the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	End date of the fifth coupon period shall be the commencement date of the sixth coupon period which starts on the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 5th coupon shall be the 915th (nine hundred and fifteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon.			

6 Coupon. Interest rate on the sixth coupon is equal to the first coupon rate.

Commencement date of the sixth coupon period shall be the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	End date of the sixth coupon period shall be the commencement date of the seventh coupon period which starts on the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 6th coupon shall be the 1098th (one thousand and ninety eighth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon.			

7 Coupon. Interest rate on the seventh coupon is equal to the first coupon rate.

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	Payout date of coupon yield on the 7th coupon shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the seventh coupon is similar to the payout procedure of the first coupon.			

8 Coupon. Interest rate on the eighth coupon is equal to the first coupon rate.

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	End date of the eighth coupon period shall be the commencement date of the ninth coupon period which starts on the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 8th coupon shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the eighth coupon is similar to the payout procedure of the first coupon.			

9 Coupon. Interest rate on the ninth coupon is equal to the first coupon rate.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	End date of the ninth coupon period shall be the commencement date of the tenth coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	Payout date of coupon yield on the 9th coupon shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the ninth coupon is similar to the payout procedure of the first coupon.			

10 Coupon. Interest rate on the tenth coupon is equal to the first coupon rate.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 1830th day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the tenth coupon is similar to the payout procedure of the first coupon.			

Date of preparing list of bond holders for fulfilling bond obligations (interest (coupon) payment, redemption): Issuer fulfills Bond obligations in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Obligation in relation to a Bond holder included in the list of Bond holders is considered to be duly fulfilled in case of Bond alienation after the date of preparing List of Bond holders.
In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Issuer pays coupon (interest) yield and redeems Bonds through Paying agent.
Full name: ROSBANK Joint-Stock Commercial Bank (open joint-stock company)
Short name: ROSBANK JSCB OJSC
Location and postal address: 107078, Moscow, Mashy Poryvaevoi st., 11

Type of Bond cover: Guarantee.

(15) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***05***
Type of paper securities: ***interest bearing***
Form of paper securities: ***documentary bearer bonds***

State registration number of securities issue: ***4-20-00194-A***

Date of state registration of securities issue: ***15.06.2006***

Date of state registration of report on results of securities issue: ***17.10.2006***

Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***

Quantity of placed paper securities of the issue: ***3 000 000 pcs***

Nominal value of a paper security of the issue: ***1 000 rubles***

Output of paper securities in terms of nominal value: ***3 000 000 000 rubles***

Rights acquired for each paper security of the issue:

Bonds holder has right to receive all parts of the nominal value of Bonds in terms and according to the procedure indicated in item 9 of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

The Bond holder has right to receive interest form the corresponding part of the Bonds nominal value (coupon yield), the procedure for calculation of which is set in item 9.3 of the Decision on Securities Issue, item 9.1.2. of the Securities Prospectus, and terms of payment – in item 9.4 of the Decision on Securities Issue, item 9.1.2. of the Securities Prospectus.

Bonds holder has right to receive of outstanding part of nominal value in case of reorganization, liquidation or bankruptcy of the of the Issuer according to the procedure set by the RF legislation. Above and hereafter, outstanding part of the nominal value of the Bonds is a difference between the nominal value of the issued Bonds and the part of the Bonds nominal value paid to the holders according to the Decision on Securities Issue and Securities Prospectus.

Bonds holder has right to sell or alienate the Bond in some other way. Bonds holder, who purchased the Bond during the first placement, doesn't have right to conduct deals with the Bond till the registration of the report on the results of the securities issue in accordance with the RF legislation.

All debts of the Issuer on the Bonds of this issue will be legally equal and in equal measure obligatory for fulfillment in respect of all Bonds holders.

If the Issuer doesn't fulfill obligations on payment of coupon yield and/or the corresponding part of the nominal value of the Bonds (including default and technical default) holders and/or nominal holders of the Bonds, if the last mentioned respectively entitled by the Bonds holders, have right to address to the Issuer with request to pay coupon yield and/or the corresponding part of the nominal value of the Bonds and interest pursuant to Article 811 of the RF Civil Code and go to the court (arbitration court). In case of non-fulfillment by the Issuer of the obligations on payment of coupon yield and/or the corresponding part of the nominal value of the Bonds, Bonds holders also have right to address with the request to pay coupon yield and/or corresponding part of the nominal value of the Bonds to the individual that provided collateral on the Bonds issue according to the procedure indicated in item 12 of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus. The person that provided collateral on this Bonds issue is the Limited Liability Company «CenterFinance»:

Location: 22a Novotorzhskaya Str, Tver, 170100, Russian Federation

Mail address: 22a Novotorzhskaya Str, Tver, 170100, Russian Federation

Taxpayer identification number: 6950005689

Information about fulfillment of obligation on payment of coupon yield and/or the corresponding part of the Bonds nominal value and the procedure for holders and/or nominal holders of the Bonds in case of the Issuer's refusal to fulfill its obligations on payment of coupon yield and/or the corresponding part of the Bonds nominal value (including default and technical default) are described in item 9.7 of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

With the lapse of rights on the Bonds, the rights stemming from the provision of the collateral devolve to a new holder. Lapse of rights stemmed from the provision of the collateral without lapse of rights on the Bond is invalid.

Bond holder has right to get back the invested funds if the issue of the Bonds is acknowledged to be failed or invalid.

Bond holder can exercise other rights stipulated by the RF legislation.

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.

Information about depositary, which will provide centralized obligatory storage of securities:

Full and short firm name of depositary: Natsionalny Depositarny Center Non-commercial Partnership, NDC

Location: building 4, 1/13 Sredny Kislovsky Side-street, Moscow

License number: 177-03431-000100

Date of licensing: December 4, 2000

Validity of license: unlimited validity

License issuer: FCSM of the RF

The issue of all Bonds is drawn in single certificate, which is the subject to obligatory centralized storage at Non-commercial Partnership "Natsionalny Depositarny Center" (hereafter – «Depositary», «NDC»).

Giving out of the Bonds certificates to the Bonds holders is not stipulated. Bonds holders don't have right to request giving out of certificate.

Accounting and certification of rights on the Bonds, accounting and certificationof the Bonds transfer, including the Bonds encumbrance with obligations, is conducted by the Depositary, and depositaries that are depositors in respect of the Depositary (hereafter - "Depositaries").

The rights on the Bonds are proved by extracts from the depositary accounts given to Bonds holders by Depositary or Depositaries.

The rights for Bonds goes to a new Bonds holder at the moment of making credit entry on depositary-account of the Bonds purchasers at the Depositary or Depositaries.

The Bonds writing off from the depositary accounts during their redemprion is conducted after the Issuer's execution of all obligations to the Bonds holders on payment of interest and nominal value of the Bonds.

Redemption of the Bonds certificate is conducted after the write-off of all the Bonds from the depositaru accounts.

Procedure for accounting and lapse of rights on documentary emmisive securities with obligatory centralized storage is regulated by the Federal Law dated 22.04.96 № 39-ФЗ "About equity market", and statutory acts of the federal executive body on equity market and internal documents of the Depositaries.

According to the Law "About equity market":

In case of storage of certificates of documentary bearer securities and/or accounting of the rights on such securities at the depositary, the right on documentary bearer security devolves to a purchaser while making the credit entry on the depositary account of the purchaser. The rights, secured emmisive security, devolve to their purchaser from the moment of lapse of rights on this security.

In case of storage of certificates on documentary bearer emmisive securities at the depositaries, the rights secured by the securities are executed on the basis of presented by these depositaries certificates on order provided to the holders by depositary agreeements with attached list of these holders. The Issuer in this case provides execution of the rights on bearer securities of the person identified in this list.

If the information about new holder of such security isn't sent to the Depositary of the Bonds issue or nominal holder of the Bonds till the compilation of the List of holders and/or nominal holders of the Bonds for execution of the Issuer's obligations on the Bonds, fulfillment of obligations to the holder included in the List of holders and/or nominal holders of the Bonds is recognized as invalid. Timely notification is a duty of the Bonds purchaser.

According to the Regulationson depositary activities in the RF approved by the Decree of the FCSM of Russia dated October 16, 1997 N 36 (hereafter - Regulations):

Depositary should provide separate storage of securities and (or) accounting of rights on securities of each client (depositor) from securities of other clients (depositors) of the depositary, especially, by opening of individual depositary account for each client (depositor).

Notes made by the Depositary about the rights on securities certify the rights on the securities, if otherwise is not determined juridically.

The Depositary should conduct operations with securitiesof the clients (depositors) only by order of these clients (depositors) or persons authorized by them, including accounts custodian, and in term set by the depositary agreement. Depositary should make entries on the depositary account of client (depositor) only in the presence of the documents, which are the grounds for making such entries according to the Regulations and other statutory legal acts and depositary agreement.

The grounds for making entries on depositary account of client (depositor) are:

· order of client(depositor) or a person authorized by him, including the custodian of the account, corresponding to the requirements specified in the depositary agreement;

· if the lapse of rights on security occurred not in the result of civil deals – the documents proving the lapse of rights on the securities, according to the current laws and other statutory legal acts.

Depositary should register encumbrance facts of the securities of clients (depositors) by pledge,and other rights of the third parties according to the procedure stipulated by the depositary agreement.

Rights on securities, which are kept and (or) rights on which are accounted at the depositary, are considered to be devolved from the moment of making of the corresponding entry on the depositary account of client (depositor) by the Depositary. However, in the absence of entry on depositary account interested party doesn't loose the opportunity to prove its rights on the security referring to other evidences.

In case of changes in the current legislation and/or statutory legal acts of the federal executive body on equity market, the procedure for accounting and lapse of rights on the Bonds will be conducted taking into account the changed requirements of the legislation and/or statutory legal acts of the federal executive body on equity market.

Procedure and terms of redemption of issue securities:

The Bonds are paid by cashless settlement in the Russian Federation currency;

Form, procedure and terms of the Bonds redemption:

The Bonds are redeemed by cashless settlement in the Russian Federation currency.

The Bonds are redeemed gradually in parts within the following terms:

on 1274th day from the placement start date each Bond is redeemed partially at the rate of 10% of nominal value

on 1456th day from the placement start date each Bond is redeemed partially at the rate of 20% of nominal value

on 1638th day from the placement start date each Bond is redeemed partially at the rate of 30% of nominal value

on 1820th day from the placement start date each Bond is redeemed partially at the rate of 40% of nominal value

If date of the part of the Bond nominal value redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

The start and end dates of each part of the Bonds nominal value redemption concur.

Payment of corresponding sums at redemption of each part of the Bonds nominal valueis conducted by the Paying Agent on instruction and the expense of the Issuer (hereafter – Paying Agent).

It is assumed that nominee holders, NDC bailors are authorized to receive bond redemption sums of the corresponding part of the Bonds nominal value.

Bonds holders, persons authorized by them, including depositors of NDC control on their own the completeness and topicality of the provided information and undertake all risks related to it.

Issuer's fulfillment of obligations on redemption of each part of the Bonds nominal value is conducted on the basis of the list of holders and/or nominal holders provided by NDC (hereafter – «List of holders and/or nominal holders»).

NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 5 (fifth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond redemption
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond redemption
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 6 sixth business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Redemption of the corresponding part of the Bonds nominal value in respect of the holder, included in the List of holders and/or nominal Bonds holders, is acknowledged to be valid, including in case of the Bonds alienation after the Date of preparing the list of holders and/or nominal Bonds holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.

Not later than on the 3 (third) business day before the date of Bond redemption NDC provides Issuer and/or Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums;

c) location and postal address of the person authorized to receive Bond redemption sums;

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- identification code of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the bond holder and the person authorized to receive Bond redemption sums..

Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely

and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

Not later than till 11 (Eleven) o'clock of the working day previous to the redemption date of the corresponding part of the Bonds nominal value the Issuer transfers the necessary funds to the Paying Agent account.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.

On the dates of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sumsand specified in the List of holders *and/or nominal Bonds holders.*

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Procedure for defining of the yield paid on each bond:

Coupon yield is accrued on outstanding part of the nominal value:

– from first to seventh coupon period – outstanding part of the nominal value makes 100 % of the nominal value;

– for eighth coupon period – outstanding part of the nominal value makes 90 % of the nominal value;

– for nineth coupon period – outstanding part of the nominal value makes 70 % of the nominal value;

– for tenth coupon period – outstanding part of the nominal value makes 40 % of the nominal value.

Coupon (interest) period		Amount of interest (coupon) bond yield:
Commencement date	*End date*	*Commencement date*
1. Coupon 1		
Date of starting Bond placement	182nd (One hundred and eighty second) day from the date of starting Bond placement.	Amount of the coupon yield on each coupon is calculated by the following formula: Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%), where, j – serial number of the coupon period, j=1, 2, ...9, 10; Kj - amount payable for the first coupon per a Bond, rubles; Nom – outstanding part of the nominal value of a Bond, on the start date of jth coupon period, rubles; Cj - amount of interest rate on the jth coupon, percent p.a; T(j -1) - commencement date of jth coupon period; T(j) - end date of the of jth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9). Interest rate on the first coupon is defined by the Tender held on the date of the Bonds start date, according to the procedure *stipulated in item 8.3 of the Decision on Issue and item2.7. of* the Securities Prospectus.

2. Coupon 2

182nd (One hundred and eighty second) day from the date of starting Bond placement.	364th (Three hundred and sixty fourth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the second coupon is the same as for the first. Interest rate on the second coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

3. Coupon 3

364th (Three hundred and sixty fourth) day from the date of starting Bond placement.	546th (Five hundred and forty sixth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the third coupon is the same as for the first. Interest rate on the third coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

4. Coupon 4

546th (Five hundred and forty sixth) day from the date of starting Bond placement.	728th (Seven hundred and twenty eighth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the fourth coupon is the same as for the first. Interest rate on the fourth coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

5. Coupon 5

728th (Seven hundred and twenty eighth) day from the date of starting Bond placement.	910th (nine hundred and tenth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the fifth coupon is the same as for the first. Interest rate on the fifth coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

6. Coupon 6

910th (nine hundred and tenth) day from the date of starting Bond placement.	1092nd (One thousand and ninety second) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the sixth coupon is the same as for the first. Interest rate on the sixth coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

7. Coupon 7

1092nd (One thousand and ninety second) day from the date of starting Bond placement.	1274th (One thousand two hundred and seventy fourth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the seventh coupon is the same as for the first. Interest rate on the seventh coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

8. Coupon 8

1274th (One thousand two hundred and seventy fourth) day from the date of starting Bond placement.	1456th (One thousand four hundred and fifty sixth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the eighth coupon is the same as for the first. Interest rate on the eighth coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

9. Coupon 9

1456th (One thousand four hundred and fifty sixth) day from the date of starting Bond placement.	1638th (One thousand six hundred and thirty eighth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the nineth coupon is the same as for the first. Interest rate on the nineth coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

10. Coupon 10

1638th (One thousand six hundred and thirty eighth) day from the date of starting Bond placement.	1820th (One thousand eight hundred and twentieth) day from the date of starting Bond placement.	Procedure for defining the amount of the coupon yield on the tenth coupon is the same as for the first. Interest rate on the tenth coupon is defined according to the procedure described in item 9.3of the Decision on Securities Issue and item 9.1.2. of the Securities Prospectus.

If date of the part of the Bond nominal value redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

On any day between the placement start date and the Bonds Redemption Date (with the date of redemption of the last part of the Bonds nominal value) of the current issue the amount of the accrued coupon yield (ACY) is calculated by the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%), где:

j - serial number of the coupon period, j=1,2,...9, 10 ;

Nom –outstanding part of the nominal value of a Bond on the date of ACY (rubles);

Cj – amount of interest rate of j coupon, per cents p.a.;

T – current date;

T(j-1) – start date of j coupon yield.

Coupon payment sum shall be calculated correct to one kopeck (mathematic rounding rules shall be applied for rounding off).

Procedure for defining of interest rates on the coupons of the Bonds:

1) Interest rate on the first coupon is defined by holding Tender at the Stock Exchange among the potential buyers of the Bonds on the date of Bonds placement start according to the procedure stipulated by item 8.3 of the Decision on Issue and item 2.7. of the Securities Prospectus.

2) In case if simultaneously with approvement of the placement start date of the Bonds the Issuer's Board of Directors makes decision to purchase the Bonds from their holders, interest rates on the second and the following coupons of the Bonds will be set equal to the interest rate of the first coupon and will be fixed for the whole period of the Bonds circulation.

3) Simultaniously with the approvement of the Bonds placement start date the Issuer's board of Directors may make decision to purchase the Bonds on demand of their holders, notices on acquisition of which were received from the Bonds holders according to the procedure set in item10 of the Decision on the Securities Issue within at least last 5 (Five) days of j coupon period (j=1, 2,...9). In case if the Issuer's Board of Directors makes such decision, interest rates on all coupons of the Bonds, serial number of which less or equal to j, are set equal to the interest rate on the first rate. The mentioned information, including the serial numbers of the coupons, interest rate on which is set equal to the interest rate of the first coupon, period of the Bonds acquisition and the serial number of the coupon period (j), during which Bond holders can request acquisition of the Bonds by the Issuer, is brought to the notice of the potential Bonds purchasers by publishing according to the following procedure and in terms from the date of the Board meeting minutes compilation by the Issuer, at which the decision to purchase the Bonds on request of their holders was made:

- in the news line – not later than 1 (One) day;

- at the website: http://www.centertelecom.ru – not later than 3 (Three) days.

The notice should contain the following information:

- price, at which the Issuer undertakes obligation to purchase the Bonds on request of their holders;

- procedure for acquisition of the Bonds;

- number of purchased Bonds (equal to 100% of the placed Bonds);

- form and period of payment for the purchaced Bonds;

- period for the bonds acquisition;

- other conditions for the Bonds acquisition by the Issuyer, information about which should be disclosed pursuant to the statutory and legal acts regulating the procedure of information disclosure by the issuers of emmisive securities.

4) Interest rate on the coupons, amount (procedure of defining) of which wasn't set by the Issuer (i=(j+1),..,10), is defined by the Issuer in numbers on the Date of i coupon defining, which becomes effective not later than 10 (Ten) calendar days before the end date of j coupon period. The Issuer has right to define the rates for any number of following the i coupon undefined coupons (at the same time k is the number of the last defined coupons) on the Date of i coupon defining. Information abou t the amount of interest rate on i coupon is disclosed by the Issuer in the form of notice of material facts «Information about accrued and (or) paid income on securities of the issuer» and «Information about terms of the obligations fulfillment by the issuer to the holders of securities» according to the following procedure and in terms from the date of minutes compilation of the

meeting of the Issuer's authorized body, at which the decision about defining of the rate for the corresponding coupon on the Bonds was made:

- in the news line – not later than 1 (One) day;
- at the website: http://www.centertelecom.ru – not later than 3 (Three) days;
- in «Rossiyskaya gazeta» newspaper – not later than 5 (Five) days.

At the same time this notice should be published not later than 5 (Five) workinf days before the coupon period end date preceeding the first of the coupon periods, according to which pursuant to the above mentioned minutes the issuer defines the amount of interest rate (coupon).

The notice is also published in «Supplement to the Herald of FSFM of Russia».

The Issuer informs Stock exchange about the adopted decisions, including about fixed rates, not later than 10 (Ten) days before the end date of the (j-1) coupon period (period, during which the interest rate for the j coupon and followinf coupons is defined).

5) In case if after the announcement of interest rates (according to the prvious subitems) thereare undefined interest rates of the Bonds even on one of the following coupons, then simultaneously with the notice about the amount of interest rate on i coupon the issuer should make decision about acquisition of the Bonds on request of the Bonds holders, applications for acquisition of which were received from the Bond holders according to the procedure set in the Decision on Securities Issue and Securities Prospectus within at least last 5 (Five) days of k coupon period (if the Issuer defines the rate for one i coupon, i=k).

The mentioned information, including serial numbers of coupons, interest rate on which was defined on the Date of i coupon defining, and the serial number of the coupon period (k), during which the acquisition of the Bonds is to be made, is brought to notice of the potential Bonds purchasers by publishing of the notice according to the following procedure and in terms from the date of the Issuer's compilation of the minutes of the Board meeting, at which the decision to purchase the bonds on request of the holders was made:

- - in the news line – not later than 1 (One) day;
- at the website: http://www.centertelecom.ru – not later than 3 (Three) days.

The Issuer informs the Stock Exchange about the adopted decisions, including about the rates defining, not later than 10 (Ten) days before the end date of (j-1) coupon period (period, during which the interest rate on j and the following coupons is defined)

The notice should contain the following information:

- amount of the coupon on the Bonds for the corresponding coupon period;
- price, at which the Issuer undertakes obligation to purchase the Bonds on request of their holders;
- procedure for acquisition of the Bonds;
- number of purchased Bonds (equal to 100% of the placed Bonds);
- form and period of payment for the purchaced Bonds;
- period for the bonds acquisition;
- other conditions for the Bonds acquisition by the Issuyer, information about which should be disclosed pursuant to the statutory and legal acts regulating the procedure of information disclosure by the issuers of emmisive securities.

Procedure for information disclosure about the defining of coupon rate after approvement of the securities prospectus:

Notice about the adoption of decision on defining the rate on the first coupon of the Bonds by the authorided body of the Issuer is published by the Issuer in the form of notice of material facts «Information about accrued and (or) paid income on securities of the issuer» and «Information about terms of the obligations fulfillment by the issuer to the holders of securities» according to the following procedure and in terms from the date of defining of the corresponding rate:

- - in the news line – not later than 1 (One) day;
- at the website: http://www.centertelecom.ru – not later than 3 (Three) days;
- in «Rossiyskaya gazeta» newspaper – not later than 5 (Five) days.

The notice is also published in «Supplement to the Herald of FSFM of Russia».

The Issuer based on the total number of received requests and interest rates of the first coupon specified in them makes decision about the amount of interest rate on the first coupon. The Issuer informs the Stock exchange about the adopted decision not later than 30 minutes before sending the information for publishing at the news line. After publishing of the notice about the amount of

interest rate on the first coupon at the news line, the Issuer informs the Underwriter about the amount of the interest rate on the first coupon rate. The Underwriter informs the Participants of trade at the Stock exchange about the amount of the interest rate on the first coupon set by the Issuer using the trade system of the Stock Exchange by sending electronic messages to all Patricipants of trade.

Information about the amount of interest rate on 2, 3, 4, 5, 6, 7, 8, 9, 10th coupons is disclosed by the Issuer in the form of notice of material facts «Information about accrued and (or) paid income on securities of the issuer» and «Information about terms of the obligations fulfillment by the issuer to the holders of securities» according to the following procedure and in terms from the date of the minutes compilation of the Issuer's executive body meeting, at which the decision about defining of the corresponding Bonds coupon amount (amounts of the corresponding coupons):

- - in the news line – not later than 1 (One) day;
- at the website: http://www.centertelecom.ru – not later than 3 (Three) days;
- in «Rossiyskaya gazeta» newspaper – not later than 5 (Five) days.

The notice is also published in «Supplement to the Herald of FSFM of Russia».

At the same time the notice should be published not later than 5 (Five) working days before the end date of coupon period previous to the first of the coupon periods, according to which pursuant to the above mentioned minutes the Issuer defines the amount of interes (coupon).

The Issuer informs the Stock Exchange about the adopted decisions, including about the rates defining, not later than 10 (Ten) days before the end date of (j-1) coupon period (period, during which the interest rate on j and the following coupons is defined)

Amount of interest (coupon) yield payable on each bond:

By the Order of General Director of OJSC «CenterTelecom» № 443 dated September 5, 2006 ***the amount of yield on the first coupon payable on one Bond is set to be 8.09% per annum or 40 rubles 34 kopecks.***

The Board of Directors of OJSC «CenterTelecom» on August 25, 2006 (minutes № 4 dated August 28, 2006) made decision to purchase interest-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage from their holders under conditions set in the Offer on acquisition by Open joint-Stock Company "Central Telecommunication Company" of series 05 Bonds of OJSC "CenterTelecom" published in the news line of the information agency Interfax 28.08.2006 and at the website of the Company (www.centertelecom.ru).

According to the Decision on Securities Issue and Securities Prospectus ***interest rates on the second, third and fourth coupons are set to be equal to the rate of the first coupon*** defined on the Bonds placement start date, September 5, 2006.

Порядок и сроки выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	End date		
1. Coupon 1			
Bonds placement start date	182nd (One hundred and eighty second) day from the date of starting Bond placement.	182nd (One hundred and eighty second) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

		delay.	

Payout procedure of coupon (interest) yield:

Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield

It is presumed that the Bond Holders are authorized to receive coupon yield on the Bonds. Bond Holders and/or other persons not authorized by their clients to receive the coupon yield on the Bonds not later than on 5 (fifth) working day defore the date of payment of coupon yield on the Bonds submit to Depositary the list of the Bond holders, which contains all bank details of the List of holders and/or nominal holders of the Bonds as mentioned below.

Payment of coupon yield on the Bonds is conducted in respect of the Bond holders, who are the holders as of the end of the transaction day of Depositary previous to the 6th (sixth) working day before the date of coupon yield payment on the Bonds (hereafter - «Date of compilation of the list of holders and/or nominal holders of the Bonds for payment of the coupon yield»).

Obligations fulfillment in respect of holders who are the holdersas of the Date of compilation of the list of holders and/or nominal holders of the Bonds for payment of coupon yield is acknowledged to be invalid, including in case of alienation of the Bonds after the Date of compilation of the list of holders and/or nominal holders of the Bonds for payment of coupon yield. If the rights of holder on the Bonds are accounted by nominal holder and nominal holder is authorized to receive the sum of the coupon yield on the Bonds, then the person authorized to receive the sum on the Bonds is meant to be a nominal holder. If the rights on the Bonds aren't accounted by nominal holder or nominal holder is not authorized to receive the sum of the coupon yield on the Bonds, then the person authorized to receive the sum of the coupon yield on the Bonds is meant to be a holder.

In case if among the holders, who authorized nominal holder to receive coupon yield on the Bonds, there are non-residents and/or natural persons, then nominal holder have to specify in the list of the Bond holders the following information about such persons:

- Full name of Bond holder;
- Number of the Bonds owned by holder;
- Full name of person authorized to receive the sum of redemption on the Bonds;
- location (or address of registration for natural persons) and postal address, including zip code of Bond holder;
- bank details of a person authorized to receive the sum of redemption on the Bonds;
- taxpayer identification number (TIN) of the Bond holders;
- tax status of the Bond holder;

if the Bond older is legal entity - non-resident:

- taxpayer identification number (TIN) – if any;

if the Bond holder is a natural person:

- type, number, date and place of issue of the identification document of the Bond holder, name of the body, which issued the document;
- number of certificate of the state pension insurance of the Bond holder (if any);
- TIN of the Bond holder (if any);
- day, month and year of birth of the Bond holder.

Not later than on the 3 (third) working day before the date of payment of coupon yield on the Bonds, the Depositary provides the Issuer and/or the Paying Agent with the List of holders and/or nominal holders of the Bonds compiled on the Date of compilation of the list of holders and/or nominal holders of the Bonds for payment of coupon yield, which includes the following data:

a) full name of the person authorized to receive the coupon yield on the Bonds;

б) number of the Bonds accounted at the depositary account of the person authorized to receive the coupon yield on the Bonds;

в) location and postal address of the person authorized to receive the coupon yield on the Bonds;

г) bank details of the account of the person authorized to receive the coupon yield on the Bonds:

- account number;
- name of the bank;
- correspondent account of the bank;
- bank ID number;

д) taxpayer identification number (TIN) of the person authorized to receive the coupon yield on the Bonds;

e) tax status of the person authorized to receive the coupon yield on the Bonds (resident, non-resident with permanent representative office in the RF, non-resident without permanent representative office in the RF, etc.).

Holder or nominal holder of the Bonds shall singly check the completeness and actuality of the banking account details submitted to the Depositary. In case of failure to submit or untimely submitting the said details to the Depositary, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of the Depositary information, and in this case the Issuer's obligations are considered to be fulfilled properly and in full measure. In case if bank details provided by holder or nominal holder or possessed by the Depositary do not allow the paying agent of the Issuer to conduct timely transfer of monetary funds according to them, then such a delay in fulfillment of the Issuer's obligations shouldn't be considered as default, and Bond holderв doesn't have right to request extra charge of interest or any other compensation for such delay in payment.

Not later than till 11 (Eleven) o'clock of the working day previous to the date of payment of the coupon yield on the Bonds the Issuer shpuld transfer the necessary monetary funds to the account of the paying agent.

On the basis of the list of holders and/or nominal holders of the Bonds provided by the Depositary, paying agent calculates the sum of the monetary funds payable to each of the holders and/or nominal holders of the Bonds authorized to receive the coupon yield on the Bonds.

On the date of the coupon yield payment on the Bonds the paying agent transfers monetary funds designated for payment of coupon yield to the accounts of the holders and/or nominal holders of the Bonds specified in the list of holders and/or nominal holders of the Bonds. If one person is authorized to receive the coupon yield on the Bonds by several Bond holders, then such person receives the total sum without split. Bond holders, who are not Bond owners transfer monetary funds for payment of coupon yield to the Bond holdes according to the procedure fixed by the Bond Holder and the Bond Owner.
Issuer's obligation to pay the corresponding coupon yield on the Bonds is considered to be fulfilled after writing off of the funds from the account of the Issuer and/or correspondent account of the paying agent for payment of coupon yield to Bond holders and owners.

2. **Coupon 2**

182nd (One hundred and eighty second) day from the date of starting Bond placement.	364th (Three hundred and sixty fourth) day from the date of starting Bond placement.	364th (Three hundred and sixty fourth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

3. **Coupon 3**

364th (Three hundred and sixty fourth) day from the date of starting Bond placement.	546th (Five hundred and fourty sixth) day from the date of starting Bond placement.	546th (Five hundred and fourty sixth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

4. **Coupon 4**

546th (Five hundred and fourty sixth) day from the date of starting Bond placement.	728th (Seven hundred and twenty eighth) day from the date of starting Bond placement.	728th (Seven hundred and twenty eighth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

5. **Coupon 5**

728th (Seven hundred and twenty eighth) day from the date of starting Bond placement.	910th (Nine hundred and tenth) day from the date of starting Bond placement.	910th (Nine hundred and tenth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

6. **Coupon 6**

910th (Nine hundred and tenth) day from the date of starting Bond placement.	1092nd (One thousand and ninety second) day from the date of starting Bond placement.	1092nd (One thousand and ninety second) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

7. **Coupon 7**

1092nd (One thousand and ninety second) day from the date of starting Bond placement.	1274th (One thousand two hundred and seventy fourth) day from the date of starting Bond placement.	1274th (One thousand two hundred and seventy fourth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon. Yield on the seventh coupon is paid simultaneously with redemption of 10 (Ten) per cents of the nominal value of the Bonds.			

8. **Coupon 8**

1274th (One thousand two hundred and seventy fourth) day from the date of starting Bond placement.	1456th (One thousand four hundred and fifty sixth) day from the date of starting Bond placement.	1456th (One thousand four hundred and fifty sixth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off,	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter

		regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon. Yield on the eighth coupon is paid simultaneously with redemption of 20 (Twenty) per cents of the nominal value of the Bonds.			

9. **Coupon 9**

1456th (One thousand four hundred and fifty sixth) day from the date of starting Bond placement.	1638th (One thousand six hundred and thirty eighth) day from the date of starting Bond placement.	1638th (One thousand six hundred and thirty eighth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon. Yield on the nineth coupon is paid simultaneously with redemption of 30 (Thirty) per cents of the nominal value of the Bonds.			

10. **Coupon 10**

1638th (One thousand six hundred and thirty eighth) day from the date of starting Bond placement.	1820th (One thousand eight hundred and twentieth) day from the date of starting Bond placement.	1820th (One thousand eight hundred and twentieth) day from the date of starting Bond placement. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of Depositary transaction day preceding the 6 (sixth) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon. Yield on the tenth coupon is paid simultaneously with redemption of 40 (Fourty) per cents of the nominal value of the Bonds.			

Type of Bond cover: Guarantee.

8.3.3. Information on securities issues under which the issuer failed to perform its obligations (default)

Issues, which paper security obligations have not been fulfilled by Issuer (default), - ***none***.

8.4. Information on entity (entities) which provided a collateral for the bond issue

(1) Obligations on documentary interest inconvertible bearer bonds series 04 with obligatory centralized storage:
Full name: ***Telecom-Terminal Limited Liability Company***
Short name: ***Telecom-Terminal LLC***
Location: ***RF, 153000, Ivanovo, Lenina st., 13***

(2) Obligations on documentary interest inconvertible bearer bonds series 05 with obligatory centralized storage:
Full name: ***CenterFinance Limited Liability Company***
Short name: ***CenterFinance LLC***
Location: ***RF, 170100, Tver, Novotorzhskaya Str., 22a***

8.5. Terms and conditions of the collateral to ensure performance of obligations under the bond issue

(1) Obligations on documentary interest inconvertible bearer bonds series 04:

Type of security (method of provided security):
Guarantee
Amount of security (rubles): ***7,000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

The person which provides security on the bonds – Limited Liability Company «Telecom-Terminal» binds itself to perform the Issuer's obligations to the bondholders in case of the Issuer rejects to fulfill its obligations or delay in execution of the corresponding obligations of the Issuer according to the terms and conditions of the provided security.

Guarantor is responsible for fulfillment of Issuer's Obligations in presence of all the following conditions:
- Holder or a person duly authorized by Holder has submitted a claim on fulfillment of relevant Obligation (hereinafter referred to as Claim) to Guarantor;
- The Claim includes:
(a) character of non-fulfilled Issuer's Obligations to Holder
(b) amount of non-fulfilled Issuer's Obligations to Holder
(c) full firm name (surname, name, patronymic – for individual) of Holder and person authorized to receive Bond payments (in case of such appointment)
(e) location (place of residence) of Holder and person authorized to receive Bond payments (in case of such appointment)
(f) for individuals – passport series and number, date of issue, issuing authority
(g) country where Holder is a tax resident
quantity of Holder's Bonds subject to payment and
(i) banking details of Holder and person authorized to receive Bond payments;
- The following documents are attached to the Claim:
(a) a copy of extract on Holder's custody account certified by the depositary who records and attests right to Bonds, with indication of quantity of Bonds belonging to Holder
(b) in case of Claim submitting by Holder's representative, documents which confirm authority of the person submitting the Claim executed according to existing normative legal acts of the RF;
- The Claim is signed by Holder or person authorized to submit Claim. If the Claim is submitted by a legal entity, it should be sealed by this legal entity.
Claims can be submitted to Guarantor within the period not exceeding two years from the date of Bond redemption set in Prospectus of paper securities.

Guarantor makes relevant payments within 30 (thirty) days from the date of receiving the Claim to the account indicated in the Claim.

Issuer's net asset worth as of the final reporting date before the provision of security: ***–15 530 531 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the last reporting date before the provision of security: ***819 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the end of the reporting quarter: ***372 thousand rubles.***

(2) Obligations on documentary interest inconvertible bearer bonds series 05:

Type of security (method of provided security): ***Guarantee***
Amount of security (rubles): ***3 000 000 000 rubles and total coupon yield on 3 000 000 Bonds.***

Security terms and procedure of bond holders' realization of rights on the provided security:

OFFER
on provision of security in the form of guarantee for the Bonds issuing

Tver *«19» April 2006*

1. Terms and definitions.
1.1. "Offer" is this current Offer.
1.2. "Company" – «CenterFinance» Limited Liability Company
1.3. "Bonds" are interest-bearing documentary non-convertible series 05 bearer bonds 3 000 000 (Three million) pieces in number with par value 1 000 (One thousand) rubles each, issued by the Issuer in compliance with the Issue Documents.
1.4. "Issue Documents" are the Decision to Issue Securities, Prospectus and Bonds Certificate.
1.5. "Issuer" is Open Joint-Stock Company «Central Telecommunication Company».
1.6. "Federal service"is the Federal Service for Financial Markets (FSFM of Russia).
1.7. "Event of Obligations Non-fulfillment" is the event described in item 3.1. of the Offer.
1.8. "Obligations of the Issuer" are obligations of the Issuer to the Bonds holders determined in item 3.1.of the Offer.
1.9. "Limit Sum" – 3 000 000 000 (Three billion) rubles and the amount which makes the total coupon yield on 3 000 000 (Three million) Bonds.
1.10. "Term for the Issuer's Obligations Fulfillment" is any term from those identified in item 3.1. of the Offerв.
1.11. "Volume of Non-fulfilled Obligations" is a volume, at which the Issuer will not fulfill the Obligations of the Issuer.
1.12. "Requests for Obligations Fulfillment"are requests of a Bonds holder to the Company corresponding to terms and conditions of item 3.3. of the Offer.
1.13. "NDC" is Non-Commercial Partnership "National Depositary Center" conducting functions of the Bonds depositary.

2. Subject and nature of the Offer. Terms and conditions of its acceptance.
2.1. . By this Offer the Issuer suggests any holder of the Bonds having intention to buy the Bonds to conclude the contract with the Company on provision by the Company of security in the form of guarantee for the Bonds issuing pursuant to the legislation, Charter of the Company and terms and conditions of the Offer.
2.2. Offer is public and expresses the will of the Issuer to conclude the contract of guarantee under the conditions identified in the Offerwith any Bonds purchaser.
2.3. The Offer is irrevocable, i.e. cannot be withdrawn within the period set for the Offer acceptance.
2.4. All terms and conditions of the Offer should be included in full measure in the Issue Documents. The Offer is considered to be received by the addressee, when the Issuer provides all potential Bonds purchasers with opportunity to access the information about the Bonds Issue, which

is contained in theIssue documents and should be disclosed in accordance with the Federal Law "About Securities Market"and statutory acts of the Federal service.
The Offer may be accepted by acquisition of one or several Bonds in accordance with the procedure, under conditions and in termsdetermined by the Issue Documents. Bonds acquisition means conclusion of contract of guarantee between Bonds purchaser and the Company, under which the Company undertakes obligations to the Bonds purchasers to be responsible for fulfillment of the obligations towards the Bonds purchasers by the Issuer under conditions indicated in the Offer. With the lapse of rights on the Bond its purchaser (new owner) receives rights under the mentioned contract of guaranteein in the same scope and under the same terms and conditions, which are applicable at the moment of the lapse of rights on the Bond.

3. Obligations of the Company. Procedure and conditions for their fulfillment.
3.1. The Company undertakes responsibility for fulfillment by the Issuer of its obligations on payment of all parts of the Bonds par value, coupon yield on the Bonds to the Bond under the following conditions:
The limit of the Company's responsibility on the Issuer's Obligations is constrained by the Limit Sum.
The responsibility of the Company on the Issuer's Obligations is joint.
The Company undertakes obligations to fulfill the Issuer's Obligations instead of the Issuer in the part, when the Issuer didn't fulfill and/or failed to fulfill in full measure the Issuer's Obligations, in the following events:
The Issuer didn't pay or failed to pay in full measure the corresponding part of the nominal value of the Bonds to the Bond holders in the amount, in terms and according to the procedure identified in the Issue Documents;
The Issuer didn't pay or failed to pay in full measure coupon yield on the Bonds to the Bond holders in the amounts and in the terms identified in the Issue Documents.
According to the terms and conditions of the Offer, the Company undertakes obligations to fulfill the Issuer's Obligations non-fulfilled by the Issuer in the Volume of Non-fulfilled Obligations and within the limits of the Limit Sum. The Volume of Non-fulfilled Obligations is to be determined by the Company in accordance with the received from the Bond holders Requests for Obligations Fulfillment issued in correspondence with item 3.3. of the Offer.
3.3. Request for Obligations Fulfillment should correspond to the following conditions:
3.3.1. Request for Obligations Fulfillment should be submitted to the Company in written form and signed by a Bond holder (his authorized person);
3.3.2. Request for Obligations Fulfillment should contain: surname, name, patronymic name or full name of a Bond holder, its TIN, tax status, location, bank details, volume of Non-fulfilled Obligations in respect of the Bond holder sending this Request for Obligations Fulfillment, number of Bonds, in respect of which the obligation wasn't fulfilled;
3.3.3. Request for Obligations Fulfillment should contain information that the Issuer hasn't paid or has paid to a Bond holder but not in full measure in terms, specified in the Issue Documents:
- the corresponding part of the nominal value while redeeming the Bonds; and/or
- the coupon yield in the form of interest of the corresponding part of the Bonds nominal value;
3.3.4. Request for Obligations Fulfillment should be filed to the Company not later than 90 days from the date of coming of the corresponding Term for the Issuer's Obligations Fulfillment in respect of the Bond holder sending this Request for Obligations Fulfillment. At the same time, the date of the Request filing is the date of the date of the Request receipt by the Company;
3.3.5. Request for Obligations Fulfillment should be adjoined by the statement of securities account in NDC proving the rights of the Bond holder on its Bonds or statement about the depositaries, which are the depositors in respect of NDC, as of the Date of compilation of the Bond holders list by NDC for payment of coupon yield/redemption of the Bonds which is to be determined in correspondence with the conditions of the Issue Documents. In case of the request filing in connection with the Issuer's non-fulfillment/failure to fulfill the obligations on redemption of the last part of the Bonds nominal value, it also should be adjoined by the copy of the NDC report, certified by depositary, about transfer of the Bonds in section of the securities account, designated for blocking of securities on their redemption:
3.3.6. Request for Obligations Fulfillment and the documents attached to it should be sent to the Company by registered letter, messenger or express mail.

3.4. The Company considers the Request for Obligations Fulfillment within 14 (Fourteen) days from the end date of the period in 90 (Ninety) days set by item 3.3.4.of the Offer. At the same time the Company has right to raise against the Request for Obligations Fulfillment any objections, which could be set forth by the Issuer, and it doesn't loose this right to object even if the Issuer gave them up or acknowledge its debt.

3.5. Requests for Obligations Fulfillment filed to the Company later than 90 (Ninety) days from the commencement date of the corresponding Term for the Issuer's Obligations Fulfillment in respect of the Bonds holders, who have sent this Request for Obligations Fulfillment are not considered.

If the decision to satisfy the Request for Obligations is made by the Company, the Company should notify a Bond holder about it and within 30 (Thirty) days from the expiration date of the Request for Obligations Fulfillment consideration (item 3.4. of the Offer) it should make payment in correspondence with the terms and conditions of the Offer to the bank account of the Bond holder,whos bank details are specified in the Request for Obligations Fulfillment.

If the Company makes decision to refuse satisfaction of the Request for Obligations Fulfillment submitted in connection with the Issuer's non-fulfillment/undue fulfillment of the obligations on payment of the last part of the Bonds nominal value, the Company should send to NDC the information about the refusal to satisfy this Request for Obligations Fulfillment (including corporate name, full name of the owner, number of Bonds, name of the Depositary, where the owner has securities account).

4. Term of validity of guarantee

Stipulated by the Offer guarantee of the Company comes into force from the moment of conclusion of guarantee contract between a Bonds purchaser and the Company in correspondence with the item 2.5. of the Offer.

4.2. The guarantee of the Company stipulated by the Offer expires:

Upon expiration of 90 (Ninety) days from the commencement date of the Term for the Issuer's Obligations Fulfillment, if within this period the Bonds holder won't submit the Request for Obligations Fulfillment in accordance with the procedure provided in the Offer;

4.2.2. By the Company's due execution of its obligations to the Bonds holders that submitted their Requests for Obligations Fulfillment in terms and according to the procedure specified in the Offer.

4.2.3. In case of change in the term of the Issuer's Obligations term, extension of such term,any prolongation of the Issuer's Obligations or any restructuring of them in any form and in case of any other change of the Issuer's Obligations resulting in increase of responsibility or any other unfavorable consequences for the Company made without sanction of the last-mentioned;

4.2.4. Upon any other grounds determined by the applicable legislation of the Russian Federation.

5. Other terms and conditions.

5.1. All issues related to the relationship between the Company and the Bonds holders regarding the Bonds and undetermined by the Offer, are regulated by the Issue Documents and the currentu RF legislation, understood and interpreted according to them.

5.2. In case of nonfulfillment or improper execution of its obligations on the Offer, the Company and the Bonds holders bear responsibility pursuant to the current legislation.

5.3. The Company doesn't bear responsibility to the Issuer's creditors for obligations of other individuals that provided guarantee instead of the Issuer for the Bonds issuing,even if such individuals gave this guarantee jointly with the Company.

5.4. Disputes connected with the Offer are the subject to consideration judicially in correspondence with the applicable legislation.

5.5.This Offer is compiled in 2 (two) original copiesto be kept at the location of the Company and the Issuer.

6. Address and bank details of the Company.

Legal address:	*22a Novotorzhskaya Str., Tver, 170100, Russian Federation*
TIN	*6950005689*
Settlement account	*40702810500110001329*
Name of the bank	*FCJSC «GAZENERGOPROMBANK» in Tver*
Correspondent account	*30101810300000000794*

Signatures:

General Director of «CenterFinance» LLC — */Bakhmutov O. V./*

Chief Accountant «CenterFinance» LLC — */Kapranova I. V./*

Seal

Procedure for notification about changes in the terms and conditions of provision of the obligations execution on the collaterized Bonds (reorganization, liquidation or bankruptcy of the entity that provided collateral, other):
In case of changes in information about the entity that provided collateral on the Bonds of the issue,and in case of chages in terms and conditions ца provision of the obligations execution on the Bonds due to the reasonsindependent of the Issuer or holders of the colatarized Bonds, including in connection with reorganization, liquidation or bankruptsy of the entity that provided collateral, the Issuer publishes information about it within the following terms from the date of the event commencement:

- in the news -within 5 (five) days;
- at the web-site: http://www.centertelecom.ru – after publishing of information in the news.

In case of the Issuer's non-fulfillment or improper fulfillment of the obligations on the Bonds related to payment (redemption) of the corresponding part of the nominal value of the Bonds and/or payment of coupon yieild on the Bonds, Guarantor and the Issuer bear joint responsibility.

Contract of guarantee, which provides execution of obligations on the Bonds, is considered to be concluded from the moment when their first holder obtains rights on the Bonds, at the same time the written form of the contract of guarantee is considered to be observed.

Collaterized Bond provides its holder with all rights araising from such collateral.

With the lapse of rights on the collaterized Bond, new holder (purchaser) obtains all rights resulting from such collateral.

Transfer of the right arisen from provided collateral without transfer of the rights on the Bond is invalid.

In case if it is impossible for holders of the Bonds collaterized by guarantee to receive satisfaction of requests on the Bonds owned by them submitted to the Issuer and/or Guarantor, the Bonds holders have right to go to the court or arbitration court with suit against the Issuer and/or Guarantor.

Issuer's net asset worth as of the final reporting date before the provision of security: ***16 113 782 thousand rubles***
Net assets worth of the legal entity, which provided security as of the last reporting date before the provision of security: ***10 thousand rubles***
Net assets worth of the legal entity, which provided security as of the end of the reporting quarter: ***10 thousand rubles***

8.5.1. Terms and conditions of the collateral to ensure performance of obligations with mortgage cover

No bonds with mortgage cover have been placed by the Company.

8.6. Information on the organizations keeping records of rights on the securities issued by the issuer

Person who maintains records of the Issuer's registered stocks holders register: **Registrar**
Name: ***Open Joint-Stock Company «Unified Registration Company»***

Short name: OJSC *«URC» (in Russian OAO «OPK»)*
Location: *70 Pyatnitskaya Str., Moscow, 113095*
Registrar license number for performing activity on keeping register of security holders: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Duration: ***non stipulated***
Issuing authority: ***Federal Committee on Security Market***
Date from which the said registrar keeps register of inscribed securities of the issuer: ***13.12.2005.***

Certified securities of the Issuer with obligatory centralized storage are in circulation.

Depositary performs central storage of the following paper securities:
Name: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***Russia, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
License number of professional member of security market for performing depositary activity: ***177-03431-000100***
Date of issue*:* ***04.12.2000***
Duration: ***not limited***
Issuing authority: ***FCSM of Russia***
Depositary performs central storage of the following paper securities:

- Certificate of documentary interest inconvertible bearer bonds series 04 with obligatory central storage. State registration number of the issue - 4-19-00194-A dated June 29, 2004, total quantity of issued bonds – 5,622,595 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 5,622,595,000 rubles.
- Certificate of documentary interest inconvertible bearer bonds series 05 with obligatory central storage. State registration number of the issue № 4-20-00194-A dated June 15, 2006, total quantity of issued bonds – 3 000 000 bonds with nominal value of 1 000 (one thousand) rubles per a bond and total nominal value of 3 000 000 000 rubles.

8.7. Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to nonresidents

1. RSFSR Law dated June 26, 1991 *On investment activity in RSFSR* (with amendments dated June 19, 1995 No. 89-FZ, dated February 25, 1999 No. 39-FZ, dated January 10, 2003 No. 15-FZ).

2. Federal Law dated July 9, 1999 No. 160-FZ *On foreign investments in the RF* (Federal Laws edition dated March 21, 2002 No. 31-FZ, dated July 25, 2002 No. 117-FZ, dated December 8, 2003 No. 169-FZ).

3. Federal Law dated April 22, 1996 No. 39-FZ *On security market* (Federal Laws edition dated November 26, 1998 No. 182-FZ, dated July 8, 1999 No. 139-FZ, dated August 7, 2001 No. 121-FZ, dated December 28, 2002 No. 185-FZ, dated June 29, 2004 No. 58-FZ, dated July 28, 2004 No. 89-FZ).

4. Federal Law dated December 10, 2003 № 173-FZ "*On foreign investments in the RF*" (Federal Laws edition dated June 29, 2004 № 58-FZ, dated July 18, 2005 № 90-FZ).

5. Decree of the President of the RF dated June 10, 1994 No. 1184 *On improvement of bank system work of the RF* (Decree edition of the President of the RF dated April 27, 1995 No. 419).

6. Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts* (Instruction edition of Central Bank of the RF dated December 16, 2004 No. 1529-У).

7. Instruction of Central Bank of the RF dated June 15, 2004 No. 117-И *On procedure of providing authorized banks with documents and information by residents and non-residents while performing currency operations, procedure of authorized banks recording currency operations and preparing operation ID.*

8. Regulations for procedure of authorized banks re-establishing non-residents' accounts of C type opened in authorized banks in connection with adoption of Instruction of Central Bank of the RF

dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts*, adopted by Central Bank of the RF on June 15, 2004 No. 260-П.

9. Instruction of Central Bank of the RF dated July 2, 2001 № 991-У «About the list of securities, transactions with which are conducted by non-residents with the use of special accounts of C type non-residents».

10. International double taxation agreements of the RF.

12. Other legislative acts of the RF.

8.8. Taxation of income incurred on placed and to be placed issued securities

Taxation of income from placed and being placed issuing paper securities of Issuer is governed by the Tax Code of the RF (hereinafter referred to as TC), as well as other normative legal acts of the RF adopted in compliance with the Tax Code of the RF.

TAX RATES

	Legal entities		Individuals	
Type of income	Residents	Non-residents	Type of income	Residents
Coupon yield	24% (of which: federal budget – 6.5%; constituent entity budget – 17.5%);	20%	13%	30%
Income from conversion of securities	24% (of which: federal budget – 5%; constituent entity budget – 17%; local budget – 2%)	20%	13%	30%
Income in the form of dividends	9%	15%	9%	30%

TAXATION PROCEDURE FOR INDIVIDUALS.

Type of income – income tax.

Income form sources in the RF includes:

- dividends and interests received from Russian organizations, as well as interests received from Russian individual enterprisers and (or) foreign organizations in connection with activity of their permanent representations in RF
- income from conversion of shares or other paper securities in RF, as well as partnership shares in organization registered capital.

Tax base.

Taxpayer's income received in form of material benefit is material benefit received from paper security purchase. Tax base is defined as exceeding of taxpayer's actual gross expenditures for paper securities purchase by paper securities market value, defined on the basis of fluctuation limits of paper securities market value. Procedure of defining paper securities market value and fluctuation limits of paper securities market value is established by a federal authority regulating security market.

While defining tax base on income from securities business income received from the following operations shall be taken into account:

- purchase and sale of paper securities marketable on organized security market
- purchase and sale of paper securities non-marketable on organized security market.

Income (loss) from purchase and sale of paper securities is defined as difference between the sum of income received from conversion of securities and documented expenses for paper securities purchase, marketing and storage actually performed by taxpayer, or property withholdings decreasing income from purchase and sale transaction.

The said expenses include:

- sums paid to seller according to contract
- payment for depositary's services
- commitment fees to professional members of security market, discount paid (repaid) to management company of unit investment trust while investor's sale (redemption) of investment share of unit investment trust, defined according to the procedure established by the legislation of the RF on investment funds
- bourse tax (fee)
- payment for registrar's services
- other expenses directly connected with purchase, sale and storage of paper securities, incurred for services provided by professional members of security market within the limits of their professional activity.

Income (loss) from purchase and sale of paper securities marketable on organized security market increases (decreases) by amount of interest paid for usage of monetary funds attracted for performing transaction of paper securities purchase and sale within the limits of sums calculated on the basis of current refinance rate of Central Bank of the RF.

Loss amount on operations with paper securities marketable on organized security market is defined on the basis of fluctuation limits of paper securities market value.

Paper securities marketable on organized security market include paper securities accepted for circulation by sale organizers having license of federal authority which regulates security market,

Market rate of a paper security, including share of unit investment trust marketable on organized security market means a weighted average price of paper security on transactions performed within a selling day through sale organizer. If transactions are performed at the same price through two or more sale organizers, taxpayer have right to choose paper security market rate fixed by one of sale organizers at his/her option. In case if sale organizer does not calculate weighted average price, weighted average price shall be half sum of minimal and maximal price of transactions performed within a selling day through this sale organizer.

Tax base is separately defined for each operation.

Income (loss) from purchase and sale operations of paper securities is calculated as a sum of income from all transactions with paper securities of relevant category performed within a tax period after deduction of sum of losses.

If taxpayer's expenses for purchase, marketing and storage of paper securities can not be directly referred to expenses for purchase, marketing and storage of specific paper securities, the said expenses are divided in proportion to cost estimate of paper securities to which the said expenses are referred. Cost estimate of paper securities is defined as of the date of incurring these expenses.

In case if taxpayer's expenses can not be confirmed by documents, he/she shall have right to realize property tax exemption envisaged by the first paragraph, Sub-item 1, Item 1, Article 220 TC. Property tax exemption or deduction to the amount of actually made and documented expenses is provided to a taxpayer while calculating and paying taxes to budget at income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) or at the end of tax period while submitting tax return to a taxation body.

If tax calculation and payment are made by income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) within a tax period, property tax exemption is provided by the income payment source with possibility of further recalculation at the end of tax period while submitting tax return to a taxation body.

If there are several income payment sources, property tax exemption is provided only by the income payment source at taxpayer's option.

Tax base of purchase and sale operations of paper securities (investment share redemption of unit investment trust) is defined as income received from operations with paper securities within a tax period.

Losses on operations with paper securities marketable on organized security market received as a result of the said operations performed within tax period decrease tax base of purchase and sale operations of paper securities of this category.

Income from purchase and sale operations with paper securities non-marketable on organized security market which met the requirements set for paper securities marketable on organized security market as for the purchase date can be decreased to the amount of losses on purchase and sale operations with paper securities marketable on organized security market received within tax period.

Date of actual acquisition of income:

- date of income payment, including income transfer to taxpayer's banking accounts or accounts of third parties on his/her instruction – acquisition of income in monetary form
- date of paper securities purchase - acquisition of income in form of material benefit.

Tax base of purchase and sale operations of paper securities and operations with financial instruments of futures transactions is defined at the end of tax period. Calculation and payment of tax sum is made by a fiscal agent at the end of tax period or while paying monetary funds to a taxpayer before the end of tax period.

Fiscal agents are Russian organizations from which or as a result of cooperation with which taxpayer received income. Fiscal agents are obliged to calculate, deduct tax from taxpayer's pay and pay tax amount. In case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of fiscal agent are performed by the person actually paying income to a taxpayer.

If fiscal agent pays monetary funds to a taxpayer before the end of tax period, the tax is paid from the part of income defined according to the present article which corresponds to actual sum of paid monetary funds. Part of income is calculated as a product of total income sum by proportion of payment sum and cost value of paper securities defined as of the payment date of monetary funds on which the fiscal agent acts as a broker. If monetary funds are paid to a taxpayer more often than once per tax period, tax sum is calculated on an accrual basis with deduction of previously paid tax amounts.

Cost value of paper securities is defined on the basis of actually made and documented expenses for their purchase.

Monetary funds payment means payment of cash monetary funds, transfer of monetary funds to individual's banking account or account of a third party on individual's instruction.

If income payment source can not deduct calculated tax amount from a taxpayer, fiscal agent (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) shall notify taxation body of registration place on failure of the said deduction and taxpayer's outstanding amount in written form within a month from the date of this condition occurrence. In this case tax payment is maid according to Article 228 TC.

TAXATION PROCEDURE FOR LEGAL ENTITIES

Type of tax – income tax.

Income includes:

- earnings from property rights realization (proceeds)
- non-operating gains in form of interest on paper securities and other debt commitments and/or equity participation in other organizations.

Tax base.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption) is defined on the basis of price of sale or other disposal of paper securities, s well as sum of accumulated interest (coupon) income paid to taxpayer by purchaser and sum of interest (coupon) income paid taxpayer by issuer. In this case taxpayer's income from sale or other disposal of paper securities does not include sums of interest (coupon) income previously included while taxing.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption), nominated in foreign currency, is defined according to the exchange rates of the RF Central Bank, effective on the date of ownership transfer or the maturity date.

Expenses for sale (other disposal) of paper securities are defined on the basis of purchase price of a paper security (including expenses for its purchase), expenses for its sale, Discount amount of investment shares estimated value, sum of accumulated interest (coupon) income paid by taxpayer to paper security seller. In this case expenses do not include sums of interest (coupon) income previously included while taxing.

Defining the expenses for sale (other disposal) of paper securities, purchase price of security, nominated in foreign currency (expenses on acquisition inclusive), is determined according to the exchange rates of the RF Central Bank, effective on the moment of the security registration. Routine revaluation of the securities nominated in foreign currency is not conducted.

While saling shares received by the shareholders as a result of reorganization, the purchase price of such securities is declared to be their value defined according to the item 4 - 6 of Article 277 of the RF Tax Code.

Interest under contracts on credit, loan and other similar contracts, other debt commitments (including paper securities) is taken into account as of the date of income (expenditure) recognition according to Article 328 of the Tax Code of the RF.

Date of recognizing income and expenditure on bond operations is the date of selling the said bonds according to Article 329 of the Tax Code of the RF.

Paper securities are recognized to by securities marketable on organized security market if all the following requirements are met:

1) if they are accepted for circulation at least by one sale organizer who have right to this according to the national legislation

2) if information on their prices (rates) is published by mass media (including electronic one) or can be provided to any interested person by sale organizer or other authorized person within three years from the date of performing operation with paper securities

3) if market rate is calculated on them, if it is provided for by relevant national legislation.

For the purpose of this item, national legislation is meant to be the legislation of the state, on the territory of which the securities are circulating (conclusion of civil deals, which results in securities ownership transfer, including those outside of the formal securities market).

For the purpose of tax assessment market price of paper securities marketable on organized security market shall be the actual price of sale or other disposal of paper securities, if this price is in the interval between minimal and maximal prices (price interval) of transactions with the said paper security registered by sale organizer on security market as of the date of performing relevant transaction. In case of deal conclusion via the trade organizer, the date of deal conclusion shall mean the date of tender holding, on which this deal with security was made. In case of security selling outside the formal security market, the date of the deal conclusion shall mean the date of determination of all the significant terms and conditions for security transfer, i.e. the date of agreement signing.

In case of selling paper securities marketable on organized security market at the price lower than minimal transaction price on security market, minimal transaction price on security market is taken for defining finance result.

Accumulated interest (coupon) income shall mean a part of interest (coupon) income which payment is stipulated by issue conditions of this paper security, calculated in proportion to quantity of days passed from the issue date of paper security or payout date of previous coupon yield to the date of performing transaction (date of paper security transfer).

For the purpose of tax assessment market price of paper securities non-marketable on organized security market shall be the actual price of sale or other disposal of paper securities if at least one of the following requirements is met:

1) if actual price of relevant transaction is in the price interval of similar (identical, uniform) paper security registered by sale organizer on security market as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

2) if deviation of actual price of relevant transaction is within 20 per cents towards increase or decrease of weighted average price of similar (identical, uniform) paper security calculated by sale organizer on security market according to established rules on auction results as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

Income of taxpayer – shareholder selling shares received due to increase of registered capital of a joint-stock company is defined as a difference between sale price and initial paid shares value corrected on the basis of change of shares quantity as a result of increase of registered capital.

Tax base on operations with paper securities is separately defined by a taxpayer, except for the tax base on operations with paper securities defined by professional members of security market. In this case taxpayers (except for professional members of security market performing dealer activity) define tax base on operations with paper securities marketable on organized security market separately from tax base on operations with paper securities non-marketable on organized security market.

While sale of other disposal of paper securities, value of withdrawn issuing paper securities is made according to method of cost of first acquired paper securities (FIFO), value of withdrawn non-issuing paper securities – on the basis of actual value of each paper security.

Taxpayers, received loss (losses) from operations with paper securities within the previous tax period or previous tax periods, shall have right to decrease tax base of operations with paper securities in the accounting (tax) period (carry over the said losses) according to the procedure and terms established by Article 283 TC.

In this case losses from operations with paper securities non-marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations with these paper securities in the accounting (tax) period. Losses from operations with paper securities marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations on selling paper securities of this category.

Within tax period carrying over losses from operations with paper securities marketable on organized security market and paper securities non-marketable on organized security market sustained in relevant accounting period is performed separately according to the said paper security categories within the limits of income received from operations with such paper securities.

In case if recipient of interest income from debt commitments of any type, including participating bond and convertible bonds, is a foreign organization not performing activity in RF through its permanent representation, fiscal agent calculates and withdraws tax on such income. In this case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of a fiscal agent are performed by the person actually paying income to a foreign organization not performing activity through its permanent representation in RF.

In case of fiscal agent's payment of income which is levied by tax at lower rates in the RF according to international contracts (agreements) to a foreign organization, fiscal agent calculates and withdraws tax amount on the income at relevant lower rates, if foreign organization submits confirmation envisaged by Item 1 Article 312 TC RF to fiscal agent. In this case of Russian banks payment of income on operations with foreign banks, confirmation of the fact that the foreign bank is permanently located on the territory of state, which has concluded an international contract (agreement) governing tax questions with RF, is not required, if the location is confirmed by information of public information books.

Tax amount on income from equity participation in organizations activity (dividends) is defined on the basis of the following provisions.

If taxpayer's income source is a foreign company, tax amount in relation to received dividends is defined by taxpayer at its option on the basis of the sum of received dividends and rate of 15 %.

In this case taxpayers receiving dividends from a foreign company, including through permanent representation of foreign company in the RF, have no right to decrease tax amount calculated according to Article 275 TC RF by the tax amount calculated and paid on the territory of source location unless otherwise provided for by an international contract.

If taxpayer's income source is a Russian company, the said organization shall be a fiscal agent and it levies tax on the basis of provisions of Item 2 Article 275 TC RF.

In this case tax amount subject to income retention of taxpayer - recipient of dividends is calculated by fiscal agent on the basis of total tax sum calculated according to the procedure established by Item 2 Article 275 TC RF and each shareholder's part of total dividends sum.

Total tax amount is calculated as product of tax rate of 9% by difference between sum of dividends subject to division among shareholders (participants) in current tax period diminished by sum of dividends subject to payment by fiscal agent according to Item 3 Article 275 TC RF in current tax period and sum of dividends received by the fiscal agent in current accounting (tax) period and previous accounting (tax) period, if these sums have not been previously taken into account while defining taxable income in form of dividends. In case if the received difference is negative, there is liability to pay taxes and compensation from budget is not carried out.

In case if Russian organization – fiscal agent pays dividends to a foreign organization and (or) individual non-resident of the RF, tax base on each payment of taxpayer - recipient of dividends is calculated as a sum of paid dividends. The rate of 15% or 30% is applied to it.

8.9. Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds

Category of stock: ***ordinary registered uncertified stock***

Reporting period for which the stated dividends are paid (were paid)	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of stated (accrued) dividends per a share, rubles	0.026 rubles	0.096052 rubles	0.124867 rubles	0.0630084 rubles	0.0674191 rubles
Amount of stated (accrued) dividends for the whole stock, rubles	11 741 626.2 rubles	151 570 712.32 rubles	197 040 979.22 rubles	99 428 000.0 rubles	106 388 000.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	05.06.2002 Minutes №9 dated June 5, 2002	24.06.2003 Minutes №11 dated June 24, 2003	11.06.2004 Minutes № 12 dated June 11, 2004	30.06.2005 Minutes № 13 dated June 30, 2005	28.06.2006 Minutes № 14 dated June 30, 2006
Period for paying the stated dividends on issuer's stock	within the financial year when the decision on dividends payment was made	Before December 31, 2003	Before December 31, 2004	Before December 31, 2005	Before December 20, 2006

Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all ordinary stock, rubles as of September 30, 2006.	11 687 712.00 rubles	151 080 580.13 rubles	196 418 375.71 rubles	99 114 961.36 rubles	29 027 234.34 rubles

Sum of paid dividends is indicated with application of retained tax.

The dividends on ordinary stock for 2001-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

The period for dividends payment on ordinary shares for 2005 has not been completed yet.

Category of stock: ***preference registered uncertified stock of B type***

Accounting period for which the stated dividends are paid (were paid)	**2001**
Amount of stated (accrued) dividends per a share	0.038 rubles
Amount of stated (accrued) dividends for the whole stock	470 136.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	June 5, 2002 Minutes No.9 dated June 5, 2002
Period for paying the stated dividends on issuer's stock	within a month after the date of making decision on dividends payment
Form and other terms of paying the stated dividends on issuer's stock	Monetary form
Total dividend amount paid on all preference stock of B type	470 136.00 rubles

Category of stock: ***preference registered uncertified stock of A type***

Accounting period for which the stated dividends are paid (were paid)	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of stated (accrued) dividends per a share, rubles	0.077 rubles	0.206143 rubles	0.285662 rubles	0.0756115 rubles	0.1270937 rubles
Amount of stated (accrued) dividends for the whole stock, rubles	11 908 666.0 rubles	108 429 738.3 rubles	150 256 161.52 rubles	39 771 000.0 rubles	66 850 000.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made	05.06.2002 Minutes №9 dated June 5, 2002	24.06.2003 Minutes №11 dated June 24, 2003	11.06.2004 Minutes № 12 dated June 11, 2004	30.06.2005 Minutes № 13 dated June 30, 2005	28.06.2006 Minutes № 14 dated June 30, 2006
Period for paying the stated dividends on issuer's stock	within two months after the date of making decision on dividends payment	Before August 23, 2003	Before August 10, 2004	Before August 29, 2005	Before August 27, 2006
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all preference stock of A type as of September 31, 2006.	11 769 776.52 rubles	107 407 559.48 rubles	148 881 132.73 rubles	39 205 881.55 rubles	60 671 168.20 rubles

The indicated dividends sums are calculated with application of retained tax.

The dividends on preference stock for 2001-2005 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Income on issuer's bonds.

(1) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***01***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
Registration number: ***4-01-00194-A***
Date of state registration of security issue: ***17.10.2001***
Date of state registration of report on results of securities issue: ***December 10, 2001***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000.***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the placement start date till the 95th day from the placement start date (16.11.2001 – 19.02.2002)**

Income amount subject to payment on bonds of the issuer, per a bond: *57.26 rubles*
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: *34 356 000 rubles.*
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (95th day from the bonds placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: *34 356 000 rubles.*
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: *coupon yield on 2 coupon*
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 95th to 186th day from the placement start date (19.02.2002 – 21.05.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: *53.6 rubles*
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: *32 160 000 rubles*
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (186th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: *32 160 000 rubles.*
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: *coupon yield on 3 coupon*
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 186th to 368th day from the placement start date (21.05.2002 – 19.11.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: *102.22 rubles*
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: *61 332 000 rubles*
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (368th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: *61 332 000 rubles.*
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: *coupon yield on 4 coupon*
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 368th to 550th day from the placement start date (19.11.2002 – 20.05.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: *89.75 rubles*
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: *53 850 000 rubles*
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (550th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: *53 850 000 rubles*
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: *coupon yield on 5 coupon*
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 550th to 732th day from the placement start date (20.05.2003 – 18.11.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: *89.75 rubles*
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: *53 850 000 rubles*

Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (732th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Redemption of the bonds of the issue
Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***600 000 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (732th day from the placement start date: 18.11.2003)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***600 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(2) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***02***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Date of state registration of report on results of securities issue: ***15.08.2002***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the placement start date till the 91st day from the placement start date (23.07.2002 – 22.10.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: ***49.86 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***29 916 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (91st day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***29 916 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 91th to 273rd day from the placement start date (22.10.2002 – 22.04.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: ***99.73 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***59 838 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (273rd day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***59 838 000 rubles***

Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 273rd to 456th day from the placement start date (22.04.2003 - 22.10.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: ***90.25 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***54 150 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (456th day from the placement start date)**.
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***54 150 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 456th to 638th day from the placement start date (22.10.2003 - 21.04.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (638th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 638th to 821st day from the placement start date (21.04.2004 - 21.10.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***80.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***48,132,000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (821st day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***48 132 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 6 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 821st to 1003rd day from the placement start date (21.10.2004 - 21.04.2005)**
Income amount subject to payment on bonds of the issuer, per a bond: ***79.78 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***47 868 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (1003rd day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***47 868 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Redemption of the bonds of the issue

Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***600 000 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (1003rd day from the placement start date: 21.04.2005)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***600 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(3) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***03***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-18-00194-A***
Date of state registration: ***01.08.2003***
Date of state registration of report on results of securities issue: ***14.10.2003***
Quantity of paper securities of the issue: ***2,000,000***
Nominal value of a paper security of the issue (rubles): ***1,000***
Output of paper securities in terms of nominal value (rubles): ***2,000,000,000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the bonds placement start date to 183rd day from the placement start date (16.09.2003 – 17.03.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (183rd day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 183rd to 366th day from the placement start date (17.03.2004 - 16.09.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying *bond* yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (366th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 366th to 549th day from the placement start date (16.09.2004 - 18.03.2005)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying *bond* yield of the issue: **in cashless form in the RF rubles**

Payout period of bond yield of the issue: **one day (549th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 549th to 731st day from the placement start date (18.03.2005 - 16.09.2005)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: **123,160,000 rubles**
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (731st day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 731th to 913th day from the placement start date (16.09.2005 - 17.03.2006)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: **123,160,000 rubles**
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (913th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 6 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 913th to 1095th day from the placement start date (17.03.2006 - 15.09.2006)***
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles.***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: **123,160,000 rubles**
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day** ***(1095th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Redemption of the bonds of the issue
Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***2 000 000 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day** ***(1095th day from the placement start date: 15.09.2006)***
Total amount of income paid for all bonds of the issue: ***2 000 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(4) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***04***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-19-00194-A***
Date of state registration: ***June 29, 2004***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Quantity of paper securities of the issue: ***7,000,000***
Quantity of actually placed paper securities of the issue: ***5,622,595***
Nominal value of a paper security of the issue (rubles): ***1,000***
Value of securities issue in terms of nominal value (rubles): ***7,000,000,000***
Value of placed securities in terms of nominal value (rubles): ***5 622 595 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the bonds placement start date to 183rd day from the placement start date (17.08.2004 – 16.02.2005)**

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying *bond* yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (183rd day from the placement start date)**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 183rd to 366th day from the placement start date (16.02.2005 - 18.08.2005)**

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (366th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 366th to 549th day from the placement start date (18.08.2005 - 17.02.2006)**

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (549th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 4 coupon***

Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 549th to 732th day from the placement start date (17.02.2006 – 19.08.2006)***

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day** ***(732th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***

Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(5) Kind, series (type), form and other identification characteristics of paper securities:

Kind of paper securities: ***bonds***

Bond series: ***1-И***

Type: ***interest bearing bonds***

Bond form: ***registered uncertified bonds***

State registration number of securities issue: ***4-14-00194-A***

Date of state registration: ***11.10.2002***

Date of state registration of report on results of securities issue: ***14.01.2003***

Quantity of paper securities of the issue: ***80 000***

Nominal value of a paper security of the issue (rubles): ***50 rubles***

Value of the bonds issue in terms of nominal value: ***4 000 000 rubles***

Quantity of actually placed paper securities of the issue: ***22 674***

Value of placed securities in terms of nominal value (rubles): ***1 133 700 rubles***

Redemption of the bonds of the issue
Income amount subject to payment on bonds of the issuer, per a bond: ***50 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***1 133700 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles*;*** ***to natural persons – upon showing of passport, to legal entuties – upon respectively filled application for bonds redemption***
Payout period of bond yield of the issue: ***from 01.10.2002 to 01.10.2003***
Total amount of income paid for all bonds of the issue: ***1 006 300 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is not met in full measure*:*** ***low aapearance of securities holders in the office of the issuer for the bonds redemption, despite the timely sent registered letter with notification. Bonded debt series 1–И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

(6) Kind, series (type), form and other identification characteristics of paper securities:

Kind of paper securities: ***bonds***

Bond series: ***2-И***

Type: ***interest bearing bonds***

Bond form: ***registered uncertified bonds***

State registration number of securities issue: ***4-15-00194-A***

Date of state registration: ***11 October, 2002***

Date of state registration of report on results of securities issue: ***14.01.2003***

Quantity of paper securities of the issue: ***400 000***

Nominal value of a paper security of the issue (rubles): ***50 rubles***

Value of the bonds issue in terms of nominal value: ***20 000 000 rubles***
Quantity of actually placed paper securities of the issue: ***212 701***
Value of placed securities in terms of nominal value (rubles): ***10 635 050***

Type of income: ***interest***

Period for which bond yield of the issue was paid (is paid): **2002**

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: **in the RF currency**

Payout period of bond yield of the issue: **not established**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***210 885 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): **2003**
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: **in the RF currency**

Payout period of bond yield of the issue: **not established**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***131 280 rubles***
Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): **2004**
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: **in the RF currency**

Payout period of bond yield of the issue: **not established**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***91 105 rubles***
Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Period for which bond yield of the issue was paid (is paid): **2005**
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***148 427 rubles***

Form and other terms of paying bond yield of the issue: **in the RF currency**

Payout period of bond yield of the issue: **not established**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***24 755 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Redemption of the bonds of the issue

Income amount subject to payment on bonds of the issuer, per a bond: ***50 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***20 000 000 rubles***

Form and other terms of paying bond yield of the issue: **in the RF rubles**

Payout period of bond yield of the issue: ***from 01.08.2005 to 01.08.2006***

Total amount of income paid for all bonds of the: ***13 292 100 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to non-appearance of the bond holders to the Issuer's office for receipt of nominal value of the bonds. Bonded debt of OJSC «CenterTelecom» series 2-И is a "telephone" one, and the main purpose of bond holders is to receive access to telephone network.***

8.10. Other information

No information.

Annex 1

BALANCE SHEET

			CODES
		Form #01 by OCUD	**0710001**
as of	**September 30, 2006**	Date (year, month, day)	30.10.2006
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	**mixed**	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	484	1 057
Fixed assets		120	120	31 783 017	29 778 525
Capital investments		130	130	2 026 268	2 742 126
Income bearing investments in tangible items		135	135	1 434	1 447
Long-term financial investments		140	140	1 639 211	1 639 211
including: investments in daughter companies			141	1 604 137	1 604 137
investments in affiliates/associates			142	2 840	25
investments in other organizations			143	25 362	28 177
other long-term financial investments			144	6 872	6 872
Deferred tax assets		145	145	224 296	402 872
Other non-current assets		150	150	3 428 746	3 532 472
Total for section I		190	190	39 103 456	38 097 710

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS **Inventories**		210	210	1 152 747	2 144 433
including: raw material, auxiliaries and other similar items		211	211	537 544	529 379
expenses of production in progress (circulation expenses)		213	213	516	142
finished products and goods intended for resale		214	214	16 049	24 614
shipped products		215	215	55	585
deferred expenses		216	216	598 583	1 589 713
other inventories and expenses		217	217		
VAT on purchased items		220	220	1 720 958	973 156
Accounts receivable (payments expected later than 12 months after the reporting date)		230	230	17 824	9 472
including: buyers and customer accounts		231	231		
advance payments made			232		
other debtors			233	17 824	9 472
Accounts receivable (payments expected within 12 months from the reporting date)		240	240	2 220 105	3 116 221
including: buyers and customer accounts		241	241	1 705 214	2 630 088
advance payments made			242	146 786	160 563
other debtors			243	368 105	325 570
Short-term financial investments		250	250	4 200	
Cash and equivalents		260	260	952 823	637 178
Other current assets		270	270	2 008	1 264
Total on section II		290	290	6 070 665	6 881 724
Grand total (sum of lines 190+290)		300	300	45 174 121	44 979 434

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	6 311 999	6 311 999
Additional capital		420	420	646 822	646 822
Reserves		430	430	31 560	64 985
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 623 963	8 414 196
Undistributed profit (not covered loss) of the reporting year		470	470	X	1 923 828
Total on section III		490	**490**	15 614 344	17 361 830
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	6 633 498	8 124 261
including: credit facilities			511	3 992 576	1 003 341
loans			512	2 640 922	7 120 920
Deferred tax liabilities		515	515	741 179	820 895
Other long-term liabilities		520	520	2 547 974	1 692 557
Total on section IV		590	**590**	9 922 651	10 637 713
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	14 336 842	10 439 111
including: credit facilities			611	3 931 458	2 183 275
loans			612	10 405 384	8 255 836
Accounts payable		620	**620**	4 642 364	5 079 177
including: suppliers and contractors		621	621	2 739 946	2 303 697
advance payments received		625	622	427 245	395 494
debt to employees		622	623	2 332	299 825
debt to government out-of-budget funds		623	624	10 644	102 353
debt in respect of tax and duties		624	625	526 140	482 688
other creditors		625	626	936 057	1 495 120
Debt to participants (founders) for income payments		630	630	7 916	87 847
Deferred revenue		640	640	499 438	479 740
Deferred expense provisions		650	650	150 566	894 016
Other short-term liabilities		660	660		
Total on section V		690	**690**	19 637 126	16 979 891
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	45 174 121	44 979 434

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	2 486 213	2 670 735
including those under leasing terms		911	911	478 543	1 941 780
Goods and tangible items accepted for safe storage		920	902	97 513	120 830
Goods accepted for commission		930	903	8 233	6 149
Debt of insolvent debtors written off as a loss		940	904	445 898	531 530
Security received in respect of payments and obligations		950	905	8 006 514	10 745 927
Security provided to other parties in respect of payments and obligations		960	906	17 881 929	14 954 138
Housing facilities depreciation		970	907	18 425	17 605
Depreciation of external improvement items and other similar facilities		980	908	2 084	694
Means of payment in respect of telecommunications services			909	142 058	225 438

Summary of net asset value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	16 113 782	17 841 570

Chief Executive ____________ S. V. Pridantsev
(signature) (name)

Chief accountant ____________ A. D. Kartashov
(signature) (name)

October 30, 2006

Annex 2

PROFIT AND LOSS STATEMENT

			CODES
		Form #02 by OCUD	**0710002**
for	**9 months of 2006**	Date (year, month, day)	30.10.2006
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	by OCPO	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	**mixed**	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	20 479 554	20 006 572
including from sales of telecommunications services			011	19 137 960	19 765 147
Costs of sold goods, products, works, services		020	020	(14 894 791)	(15 499 568)
including: telecom services			021	(14 318 505)	(15 394 445)
Profit (loss) from sales (line 010 less line 020)		050	**050**	5 584 763	4 507 004
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	11 169	1 385
Interest payable		070	070	(1 685 881)	(1 744 407)
Income from participation in other organizations		080	080	17 540	6 163
Other operating revenue		090	090	929 185	36 193
Other operating expenses		100	100	(1 156 053)	(929 777)

III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	133 911	233 099
Non-sales expenses		130	130	(992 952)	(1 068 600)

Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	2 841 682	1 041 060
Profit tax expenses (lines -151+152-153), including:			**150**	(917 664)	(494 248)
deferred tax liabilities		142	151	(79 267)	(127 503)
deferred tax assets		141	152	178 575	28 680
Current profit tax		150	153	(1 016 972)	(395 425)
Operating profit (loss) (line 140- less line 150)			**160**	1 924 018	546 812
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	91	2 423
Extraordinary expenses			180	(281)	(1 184)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	1 923 828	548 051
FOR REFERENCE					
Conditional profit tax expense/income			201	(681 947)	(250 152)
Permanent tax liabilities		200	202	(235 717)	(244 096)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** to be filled out in annual financial statements**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	8 282	(23 220)	14 159	(21 323)
Profit (loss) of previous years		402	35 074	(33 833)	30 148	(47 410)
Indemnity of damages caused by non-performance or undue performance of obligations		403	4 368	(1 042)	3 963	(985)
Foreign currency translation adjustments (exchange rate differences)		404	32 729	(24 120)	89 666	(24 652)
Allocations to assessed reserves		405	954 269	(110 116)	96 117	(307 183)
Written-off accounts receivable and payable		406	5 141	(5 599)	3 210	(9 761)

Chief Executive ____________ S. V. Pridantsev
(name) (signature)

Chief Accountant ______________ A. D. Kartashov
(name) (signature)

October 30, 2006

Прошито, пронумеровано
на 246 **листах**
и скреплено печатью
ОАО "ЦентрТелеком"

29 декабря **2006г.**
Генеральный директор
ОАО "ЦентрТелеком"

______ **С.В.Приданцев**
(подпись)

END